

BEHRINGERHARVARD
OPPORTUNITY REIT II, INC.

2012 Annual Report

Wimberly at Deerwood in Jacksonville, Florida

Dear Investor,

The past year has been extremely active for the Company as we remain in the portfolio management phase of our lifecycle and continue to focus on building value for our shareholders. Our accomplishments include acquiring properties that we believe have meaningful upside potential, making progress in stabilizing our existing portfolio as planned, selling selected assets to harvest their value and reinvest in the portfolio, refinancing maturing debt on certain assets, and paying a $0.50 per share special distribution to shareholders in May 2012.

Acquisitions

Our value-added investment strategy focuses on acquiring properties that require some degree of repositioning, reinvestment or redevelopment and present good opportunities for improved cash flow and net operating income. During 2012 and continuing into early 2013, we completed three transactions that we believe best met our requirements.

In April 2012, we acquired Alte Jakobstrasse, a multi-tenant office and retail property in Hamburg, Germany. The contract price was $11.1 million, excluding closing costs. Currently, this property is approximately 100% leased, including several below-market leases expiring over the next two years. We plan to replace these expiring leases with at-market leases, which should enhance the property's net operating income (NOI) and its ultimate value. In February 2013, we acquired a 95% stake in Wimberly at Deerwood, a 322-unit multifamily community in Jacksonville, Florida. The contract price was $35.6 million. This property is approximately 97% leased. We have started a $2.5 million capital investment program to upgrade interiors and make various external improvements. When completed, this program should enable the property to better compete with the Class-A multifamily communities in its market. This should allow us to raise rents, resulting in increased NOI and a higher valuation. And in April 2013, we acquired a 90% interest in 22 Exchange, a 471-bed student housing facility at the University of Akron. The contract purchase price was $28 million. At acquisition, this property was approximately 85% leased for the Spring 2013 semester. We are focused on leasing this property for the 2013–14 school year.

Our current pipeline of potential investments includes value-added multifamily opportunities, student housing near campuses of large universities, selected development opportunities, and well-located office properties. It also includes mezzanine loans that generate good cash flow and attractive risk-adjusted returns.

Stabilizing the Portfolio

To increase the value of our assets, we continuously focus on improving the operations of our properties, optimizing the capital structure of each asset, and increasing occupancy at each location. In December 2012, we refinanced the maturing loan on the 1875 Lawrence office building in Denver, Colorado. We are renovating and updating the lobby and increasing the amount of ground-floor retail and mezzanine office space. We are also implementing an aggressive marketing campaign to secure new tenants and increase occupancy.

During 2012, we significantly improved operations at the Courtyard by Marriott at Coconut Beach in Kauai, Hawaii. Compared with the prior year, 2012 revenues increased approximately 67%, average daily rate improved approximately 7%, revenue per available room increased approximately 64%, the occupancy rate improved nearly 25 percentage points, and net operating income moved into positive territory. In part, these improvements reflect the full-year benefits from the extensive property renovation program we completed in 2011. They also reflect the property manager's attention to enhancing operating efficiencies, the hiring of a new sales manager, focusing our sales mix toward more group business, and increasing room rates. We expect additional operating improvements in 2013.

Our capital improvements are nearly complete at Lakes of Margate and Arbors Harbor Town, our multifamily communities in Margate, Florida, and Memphis, Tennessee, respectively. Since acquiring these properties in the fourth quarter of 2011, we have increased rents while maintaining occupancy at strong levels.

Selective Asset Sales

An important aspect of the Company's proven investment strategy is taking timely advantage of favorable market conditions to harvest value from selected assets when we believe we have maximized their value. In January 2012, we sold the Palms of Monterrey for a contract price of $39.3 million, generating a cash gain of $6.5 million and a simple average annual return of 28%. In October 2012, we sold Parrot's Landing for a contract price of $56.3 million, generating a cash gain of $4.7 million and a simple annual average return of 13%. We acquired this asset in September 2010 for a contract price of $42 million. Also in October 2012, we sold one of the four buildings at Interchange Business Center for a contract price of $7.5 million. In April 2013, we sold the three remaining buildings at Interchange for a contract price of $40.4 million. In the aggregate, the Company acquired Interchange for an average of $37 per square foot and sold it for an average of $60 per square foot, generating a simple average annual return of approximately 13%. The net proceeds from these sales were used to increase the Company's cash position and to make additional investments.

Well-positioned for the Future

The Company has generally benefited from acquiring the bulk of its assets at opportune times following the onset of the economic recession and associated weakness in the commercial real estate markets. As a result, we are positioned to take advantage of improvements in market conditions when prudent. During 2011 and 2012, we were cautious and selective in our approach to creating and capturing value for our shareholders. During that time we full-cycled five investments, generating double-digit simple average annual percentage returns. In 2013, we are continuing this successful approach while adding to our robust pipeline of value-added investment opportunities. In the upcoming years, the Company expects to continue to sell selected assets, further strengthen its balance sheet to enhance its financial flexibility, and make additional asset acquisitions that provide opportunities to increase cash flow and net operating income—all with the intention of creating additional value and distributions for our shareholders.

Thank you for your investment in Behringer Harvard Opportunity REIT II, Inc.

Sincerely,





Robert S. Aisner
Chairman of the Board

Michael J. O'Hanlon
Chief Executive Officer
and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission File Number: 000-53650

Behringer Harvard Opportunity REIT II, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**20-8198863**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15601 Dallas Parkway, Suite 600, Addison, Texas	**75001**
(Address of principal executive offices)	(Zip Code)

(866) 655-3600

(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $.0001 par value per share

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the registrant's shares of common stock, the Registrant has conducted two public offerings of its shares of common stock pursuant to a registration statement on Form S-11, which shares were sold at $10.00 per share, with discounts available for certain categories of purchasers. The Registrant terminated the primary offering component of its follow-on public offering on March 15, 2012. The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of June 30, 2012 (the last business day of the Registrant's most recently completed second fiscal quarter) was approximately $247.5 million assuming a market value of $9.50 per share.

As of February 28, 2013, the registrant had 26,060,612 shares of common stock outstanding.

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
FORM 10-K
Year Ended December 31, 2012

Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include discussion and analysis of the financial condition of Behringer Harvard Opportunity REIT II, Inc. and our subsidiaries (which may be referred to herein as the "Company," "we," "us" or "our"), including our ability to rent space on favorable terms, to address our debt maturities and to fund our liquidity requirements, the value of our assets, our anticipated capital expenditures, the amount and timing of anticipated future cash distributions to our stockholders, the estimated per share value of our common stock and other matters. Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:

- market and economic challenges experienced by the U.S. economy or real estate industry as a whole and the local economic conditions in the markets in which our properties are located;
- our ability to make accretive investments in a diversified portfolio of assets;
- future changes in market factors that could affect the ultimate performance of our development or redevelopment projects, including but not limited to construction costs, plan or design changes, schedule delays, availability of construction financing, performance of developers, contractors and consultants and growth in rental rates and operating costs;
- the availability of cash flow from operating activities for distributions, if any;
- our level of debt and the terms and limitations imposed on us by our debt agreements;
- the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt;
- our ability to secure resident leases at favorable rental rates;
- our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;
- conflicts of interest arising out of our relationships with our Advisor and its affiliates;
- unfavorable changes in laws or regulations impacting our business, our assets or our key relationships; and
- factors that could affect our ability to qualify as a real estate investment trust.

Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

Cautionary Note

The representations, warranties, and covenants made by us in any agreement filed as an exhibit to this Annual Report on Form 10-K are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties, or covenants to or with any other parties. Moreover, these representations, warranties, or covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

PART I

Item 1. Business

Organization

Behringer Harvard Opportunity REIT II, Inc. (which may be referred to as the "Company," "we," "us," or "our") was organized as a Maryland corporation on January 9, 2007 and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes.

We acquire and operate commercial real estate and real estate-related assets. In particular, we focus generally on acquiring commercial properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment, or repositioning, those located in markets and submarkets with high growth potential, and those available from sellers who are distressed or face time-sensitive deadlines. In addition, our opportunistic investment strategy also includes investments in real estate-related assets that present opportunities for higher current income. Such investments may have capital gain characteristics, whether as a result of a discount purchase or related equity participations. We may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily, and other real properties. These properties may be existing, income-producing properties, newly constructed properties, or properties under development or construction. They may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multi-tenant use. We may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. Further, we may originate or invest in collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans, or in entities that make investments similar to the foregoing. We expect to make our investments in or in respect of real estate assets located in the United States and other countries based on our view of existing market conditions. We completed our first property acquisition, an office building located in Denver, Colorado, on October 28, 2008. As of December 31, 2012, we had invested in 16 assets. Of these 16 assets, we sold five assets prior to December 31, 2012 and received the early prepayment of a mortgage loan that we had originated. Furthermore, we sold one of the four industrial buildings at Interchange Business Center.

Substantially all of our business is conducted through Behringer Harvard Opportunity OP II LP, a limited partnership organized in Delaware ("Behringer Harvard Opportunity OP II"). As of December 31, 2012, our wholly-owned subsidiary, BHO II, Inc., a Delaware corporation, was the sole general partner of Behringer Harvard Opportunity OP II and owned a 0.1% partnership interest in Behringer Harvard Opportunity OP II. As of December 31, 2012, our wholly-owned subsidiary, BHO Business Trust II, was the sole limited partner of Behringer Harvard Opportunity OP II and owned the remaining 99.9% interest in Behringer Harvard Opportunity OP II.

We are externally managed and advised by Behringer Harvard Opportunity Advisors II, LLC, a Texas limited liability company (the "Advisor"). The Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf.

Our office is located at 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, and our toll-free telephone number is (866) 655-3600. The name Behringer Harvard is the property of Behringer Harvard Holdings, LLC ("Behringer Harvard Holdings") and is used by permission.

Public Offerings of Common Stock

We commenced an initial public offering of up to 125,000,000 shares of our common stock on January 21, 2008 (the "Initial Offering"), of which 25,000,000 shares were offered pursuant to our distribution reinvestment plan (the "DRP"). On July 3, 2011, the Initial Offering terminated in accordance with its terms. On July 5, 2011, we commenced a follow-on public offering of up to 75,000,000 shares of our common stock (the "Follow-On Offering" and, together with the Initial Offering, the "Offerings"), of which 25,000,000 shares were offered pursuant to the DRP. We terminated the primary portion of the Follow-On Offering effective March 15, 2012 and the DRP portion of the Follow-On Offering effective April 3, 2012. Through December 31, 2012, we raised gross offering proceeds of approximately $265.3 million from the sale of approximately 26.7 million shares under the Offerings, including shares sold under the DRP.

In connection with our initial capitalization, on January 19, 2007, we issued 22,471 shares of our common stock and 1,000 shares of our convertible stock to Behringer Harvard Holdings. Behringer Harvard Holdings transferred its shares of convertible stock to the Advisor on April 2, 2010. As of December 31, 2012, we had 26.7 million shares issued and 26.1 million shares of common stock outstanding, which includes the 22,471 shares issued to Behringer Harvard Holdings and 2.2 million shares issued through the DRP. As of December 31, 2012, we had 1,000 shares of convertible stock issued and outstanding to the Advisor. As of December 31, 2012, we had redeemed 0.6 million shares of our common stock.

Our common stock is not currently listed on a national securities exchange. Depending upon then prevailing market conditions, it is our intention to consider beginning the process of liquidating our assets and distributing the net proceeds to our stockholders within three to six years after the termination of the Initial Offering. If we do not begin an orderly liquidation within that period, we may seek to have our shares listed on a national securities exchange.

2012 Highlights

During 2012, we completed the following key transactions:

- The sale of Palms of Monterrey, in which we owned a 90% interest, occurred on January 5, 2012. The contract sales price was $39.3 million. A portion of the proceeds from the sale was used to fully satisfy the existing indebtness of $19.7 million associated with the property.
- We acquired a 99.7% interest in Alte Jakobstraße, a multi-tenant office building located in Berlin, Germany on April 5, 2012 from an unaffiliated third party. The contract purchase price for the property was approximately $11.1 million. In connections with the purchase, we entered into a loan for approximately $7.8 million.
- The sale of one of the four industrial buildings at Interchange Business Center occurred on October 18, 2012. The contract sales price was approximately $7.5 million. The proceeds from the sale were used to satisify a portion of the existing indebtedness associated with the four buildings.
- The sale of Parrot's Landing, in which we owned a 90% interest, occurred on October 31, 2012. The contract sales price was approximately $56.3 million of which approximately $28.6 million was used to fully satisfy the existing indebtness, resulting in net sales proceeds to us of approximately $19.2 million.
- We paid total distributions of $17.3 million, including $13 million ($0.50 per share of common stock) as a special cash distribution; and
- Hotel revenue increased from $6.6 million in 2011 to $11 million in 2012 at the Courtyard Kauai at Coconut Beach primarily due to completion of the planned renovation.

For further information regarding our consolidated real estate properties, see Item 2.

Investment Objectives

Our primary investment objectives are:

- to realize growth in the value of our investments within three to six years of the termination of the Initial Offering;
- to preserve, protect and return our investors' capital contribution;
- to grow net cash from operations such that more cash is available for distributions to investors; and
- to enable our investors to realize a return of their investment by beginning the process of liquidating and distributing cash to investors or by listing our shares for trading on a national securities exchange within three to six years after termination of the Initial Offering.

Acquisition and Investment Policies

We seek to acquire and operate real estate and real estate-related assets on an opportunistic basis. We may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, and multifamily properties, as well as property for development or redevelopment. We may also invest in real estate-related assets such as collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans, and real estate-related securities. In each case, we will target assets that have been identified as opportunistic investments with significant possibilities for capital appreciation. These assets will be identified as such because of their property-specific characteristics or their market characteristics. For instance, properties that may benefit from unique repositioning opportunities, for development or redevelopment, or that are located in markets with high growth potential or that are available from distressed sellers may present appropriate investments for us. In addition, current economic conditions present opportunities to invest in loans secured by or related to real estate at more attractive rates of current return than have been available for some time. Such loan investments may also have capital gain characteristics, whether as a result of a discount purchase or related equity participations.

We intend to hold our assets for a period of three to six years from the termination of the Initial Offering. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of assets while also providing a level of liquidity consistent with our investment strategy and fund life. Though we will evaluate each of our assets for capital appreciation generally within a targeted holding period of three to six years from the termination of the Initial Offering, we may consider investing in properties and other assets with a different holding period in the event such investments provide an opportunity for an attractive return in a period that is consistent with the life of the Company. Further, economic or market conditions may influence us to hold our investments for different periods of time.

We typically make our real estate investments in fee title or a long-term leasehold estate through Behringer Harvard Opportunity OP II or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies, or other co-ownership arrangements with the developers of the properties, affiliates of the Advisor, or other persons.

Borrowing Policies

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness cannot exceed 300% of our "net assets" (as defined by the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007 (the "NASAA REIT Guidelines")) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors. In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to individual real estate assets. As a result, we expect to borrow more than 75% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent. Our board of directors must review our aggregate borrowings at least quarterly. As of December 31, 2012, we had an aggregate debt leverage ratio of approximately 48.4% of the aggregate value of our assets.

Disposition Policies

As each of our investments reaches what we believe to be the asset's optimum value during the expected life of the program, we will consider disposing of the investment and may do so for the purpose of distributing the net sale proceeds to our stockholders, investing the proceeds in other assets that we believe may produce a higher overall future return to the Company's investors or satisfying obligations of the Company. We anticipate that any investment disposition typically would occur during the period from three to six years after termination of the initial offering. Economic or market conditions may, however, result in different holding periods. A property may be sold before the end of the expected holding period if, in the judgment of our Advisor and the independent board, the sale of the property is in the best interests of the Company and its stockholders.

Distribution Policy

In order to qualify as a REIT, we are required to distribute at least 90% of our annual REIT taxable income to our stockholders. Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous period, expectations of performance for future periods, including actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial condition, and other factors that our board deems relevant. The board's decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. We cannot provide assurance that we will be able to achieve expected cash flows necessary to pay distributions at any particular level, or at all. Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions.

We have paid and may pay some or all of our distributions from sources other than operating cash flow. We have, for example, generated cash to pay distributions from financing activities, components of which include proceeds from the Offerings and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow. We have also utilized cash from refinancings and dispositions, the components of which may represent a return of capital and/or the gains on sale.

Historically, our board of directors declared distributions on a quarterly basis based on daily record dates, portions of which were paid on a monthly basis. On March 20, 2012, our board of directors declared a special distribution of $0.50 per share of common stock payable to our stockholders of record as of April 3, 2012 and determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status.

Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities, including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies, and other entities. We also face competition from other real estate investment programs, including other Behringer Harvard programs, for investments that may be suitable for us. Many of our competitors have substantially greater financial and other resources than we have and may have substantially more operating experience than either us or the Advisor. They also may enjoy significant competitive advantages that result from, among other things, a lower cost of capital.

Regulations

Our investments are subject to various federal, state, and local laws, ordinances, and regulations (including those of foreign jurisdictions), including, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution, and indirect environmental impacts such as increased motor vehicle activity. We believe that we have all permits and approvals necessary under current law to operate our investments.

Environmental

As an owner of real estate, we are subject to various environmental laws of federal, state, and local governments. Compliance with existing laws has not had a material adverse effect on our financial condition or results of operations, and management does not believe it will have such an impact in the future. However, we cannot predict the impact of unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Significant Tenants

As of December 31, 2012, none of our tenants accounted for 10% or more of our aggregate annual revenues from our consolidated properties.

Employees

We have no employees. The Advisor or other affiliates of Behringer Harvard Holdings perform a full range of real estate services for us, including asset acquisition, property management, accounting, legal, asset management, wholesale brokerage, and investor relations services.

We are dependent on affiliates of Behringer Harvard Holdings for services that are essential to us, including asset acquisition decisions, property management, and other general administrative responsibilities. In the event that these companies were unable to provide these services to us, we would be required to provide such services ourselves or obtain such services from other sources.

Financial Information About Industry Segments

Our current business consists of owning, managing, operating, leasing, acquiring, developing, investing in, and disposing of real estate assets. We internally evaluate all of our real estate assets as one industry segment, and, accordingly, we do not report segment information.

Available Information

We electronically file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports with the SEC. We also have filed with the SEC registration statements in connection with the Offerings. Copies of our filings with the SEC may be obtained from our website at *www.behringerharvard.com* or at the SEC's website at *www.sec.gov*. Access to these filings is free of charge. We are not incorporating our website or any information from the website into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

The factors described below represent the principal risks of an investment in our shares and that could cause our actual results to differ materially from those presented in our forward-looking statements. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. Our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors" section.

Risks Related to an Investment in Behringer Harvard Opportunity REIT II, Inc.

There is no public trading market for your shares; therefore, it will be difficult for you to sell your shares. If you are able to sell your shares, you may have to sell them at a substantial discount from the public offering price.

There is no public market for your shares. In addition, the price you receive for the sale of any shares of our common stock is likely to be less than the proportionate value of our investments. Our board of directors may reject any request for redemption of shares or amend, suspend or terminate our share redemption program at any time. Effective April 1, 2012, our board of directors suspended until further notice accepting Ordinary Redemptions, or those redemptions not submitted upon a stockholder's death, qualifying disability or confinement to a long-term care facility (which are referred to as Exceptional Redemptions). Therefore, it will be difficult for you to sell your shares promptly or at all. You may not be able to sell your shares in the event of an emergency, and, if you are able to sell your shares, you may have to sell them at a substantial discount from the price you paid to acquire the shares. It is also likely that your shares would not be accepted as the primary collateral for a loan.

We and the other public Behringer Harvard sponsored programs have experienced losses in the past, and we may experience similar losses in the future.

For the year ended December 31, 2012, total distribution paid to stockholders, were $17.3 million including DRP, consisting of the special cash distribution of $13 million and the regular distribution of $4.3 million. We had a loss from continuing operations of $14.9 million, and cash flow used in operations of $1.6 million. For the year ended December 31, 2011, we had a loss from continuing operations of $12.1 million and cash flow provided by operations of $2.9 million and paid total distribution of $11.9 million including DRP to stockholders. Our losses can be attributed, in part, to operating expenses incurred prior to purchasing properties and making investments in properties that are in lease up and have not yet reached stabilization. In addition, depreciation and amortization expenses substantially reduced our income. Historically, other Behringer Harvard sponsored programs have also experienced losses, especially during the early periods of their operation. In addition, Behringer Harvard sponsored programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market. These programs have recently announced estimated per share valuations that are significantly below the initial offering price of such shares. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

The offering price of our shares in the Offerings was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you paid. Our board of directors will use valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

The offering price per share in the Offerings bore no relationship to the book or net value of our assets or to our expected operating income. Pursuant to our valuation policy, $9.50 per share, which reflects an adjustment to the gross offering price of $10 per share for the special distribution is the estimated value of our common stock as of December 31, 2012. See Item 5, "Market for Registrant's

Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information" of this Annual Report on Form 10-K for additional information regarding our estimated per share value.

Although this estimated value reflects the most recent price at which most investors were willing to purchase shares in the Follow-on Offering, this reported value may be substantially less than the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of us because (i) there is no public trading market for the shares at this time; (ii) the offering price involved the payment of underwriting compensation and other directed selling efforts, which payments and efforts were likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from the Offerings is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

No later than 18 months after the last sale of shares of our common stock in a primary offering (or other securities from which the board of directors believes the value of a share of common stock can be estimated), not including any offering of shares pursuant to a distribution reinvestment plan or an employee benefit plan or an offering of securities issuable upon the redemption of interests in our operating partnership, we will disclose an estimated per share value that is not based solely on the offering price of securities in such offering. We expect this to occur on or before September 15, 2013. This estimate will be determined by our board of directors, or a committee thereof, after consultation with our Advisor, or if we are no longer advised by our Advisor, our officers and employees, subject to the restrictions and limitations set forth in the valuation policy. After first publishing an estimate by the board of directors within 18 months after an offering, we will repeat the process of estimating the per share value of the common stock periodically thereafter, generally annually.

Our board of directors or a committee thereof will have the discretion to choose a methodology or combination of methodologies as it deems reasonable under then current circumstances for estimating the per share value of our common stock. When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, the estimate will be based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and, therefore, the estimated value will not be likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In addition, this per share valuation method will not be likely to be designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay to repurchase the shares.

Under our share redemption program, shares may be repurchased at varying prices depending on the purchase price paid for the shares. The current maximum price that may be paid under the program is $9.50 per share, which reflects an adjustment to the gross offering price of $10 per share in the Follow-on Offering and, as described above, the estimated value of our common shares pursuant to our valuation policy as of December 31, 2012. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" of this Annual Report on Form 10-K for additional information regarding our estimated per share value and amendments adopted effective April 1, 2012 that affect the prices at which we repurchase shares under our share redemption program. Although this estimated value reflects the most recent price at which most investors were willing to purchase shares in the Offerings, this estimated value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $9.50 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

We may suffer from delays in locating suitable investments, which could adversely affect the return on your investment.

Our ability to achieve our investment objectives and to make distributions to our stockholders is dependent upon the performance of our Advisor in the acquisition of our investments and the determination of any financing arrangements, as well as the performance of our property manager in the selection of tenants and the negotiation of leases. The current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. You must rely entirely on the oversight of our board of directors, the management ability of our Advisor and the performance of the property manager. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms.

We could suffer from delays in locating suitable investments as a result of our reliance on our Advisor at times when management of our Advisor is simultaneously seeking to locate suitable investments for other Behringer Harvard sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours.

Additionally, as a public company, we are subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire or, in certain cases, financial statements of the tenants of the acquired properties. To the extent any required financial statements are not available or cannot be obtained, we will not be able to acquire the property. As a result, we may not be able to acquire certain properties that otherwise would be a suitable investment. We could suffer delays in our property acquisitions due to these reporting requirements.

If we were to continue to pay a portion of distributions from sources other than our cash flow from operations, we would have fewer funds available for the acquisition of properties, and your overall return may be reduced.

Our organizational documents permit us to make distributions from any source, such as from the proceeds of the Offerings, cash advances to us by our Advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future operating cash flow. If we continue to fund a portion of distributions from sources other than our cash flow from operations, we will have less funds available for acquiring properties and other investments, and your overall return may be reduced. Further, to the extent distributions have or continue to exceed cash flow from operations, a stockholder's basis in our stock will be reduced and, to the extent distributions exceed a stockholder's basis, the stockholder may recognize capital gain. Our organizational documents do not limit the amount of distributions we can fund from sources other than from operating cash flow.

To the extent offering proceeds are used to pay fees to our Advisor or its affiliates or to fund distributions, our investors will realize dilution and later investors will realize a lower rate of return than investors who invested earlier in the Offerings.

Our Advisor and its affiliates provide services for us in connection with, among other things, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, and the disposition of our assets. We pay them upfront fees for these services, which reduces the amount of cash available for investment in real estate or distribution to you. In addition, we have used offering proceeds to fund distributions, and later investors who did not receive those distributions will therefore experience additional immediate dilution of their investment. Also, to the extent we incur debt to fund distributions earlier in our public offerings, the amount of cash available for distributions in future periods will be decreased by the repayment of such debt.

The use of offering proceeds to pay fees to our Advisor and its affiliates or to fund distributions increases the risk that the amount available for distribution to stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in the Offerings.

Investors who invested in us at the beginning of the Offerings may realize a lower rate of return than later investors.

Historically, we have not generated sufficient operating cash flow to fully fund the payment of distributions. Therefore, some or all of our distributions have been paid from other sources, such as from the proceeds of the Offerings, cash advances to us by our Advisor, cash resulting from a waiver of asset management fees, and borrowings, including borrowings secured by our assets, in anticipation of future operating cash flow. As a result, investors who invested in us may realize a lower rate of return than later investors.

We may have to make decisions on whether to invest in certain properties, without detailed information on the property.

To effectively compete for the acquisition of properties and other investments, our Advisor and board of directors may be required to make decisions or post substantial non-refundable deposits prior to the completion of our analysis and due diligence on property acquisitions. In such cases, the information available to our Advisor and board of directors at the time of making any particular investment decision, including the decision to pay any non-refundable deposit and the decision to consummate any particular acquisition, may be limited, and our Advisor and board of directors may not have access to detailed information regarding any particular investment property, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting the investment property. Therefore, no assurance can be given that our Advisor and board of directors will have knowledge of all circumstances that may adversely affect an investment. In addition, our Advisor and board of directors expect to rely upon independent consultants in connection with their evaluation of proposed investment properties, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

If we are unable to achieve significant diversification of our portfolio the value of your investment in us will fluctuate with the performance of the specific investments we make.

We are dependent on funds from debt financing to make additional investments resulting in greater diversification in terms of the number of investments owned, the geographic regions in which our investments are located and the types of investments that we acquire. If we cannot achieve significant diversification in our investments, the likelihood of our profitability being affected by the performance of any one of our investments will increase. We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments.

If we lose or are unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered.

Our success depends to a significant degree upon the continued contributions of our chairman, certain executive officers and other key personnel, of us, our Advisor and its affiliates, including Robert S. Aisner and Michael J. O'Hanlon, each of whom would be difficult to replace. Our previous chairman, Robert M. Behringer, resigned from the board of directors at the end of January 2013. Robert S. Aisner was appointed chairman of the board in January 2013. We do not have employment agreements with our chairman and executive officers, and we cannot guarantee that they will remain affiliated with us. Although our chairman, several of our executive officers and other key personnel, including Mr. Aisner, and Mr. O'Hanlon have entered into employment agreements with affiliates of our Advisor, including Harvard Property Trust, these agreements are terminable at will, and we cannot guarantee that such persons will remain affiliated with our Advisor. If any of our key personnel were to cease their affiliation with us, our Advisor or its affiliates, our operating results could suffer. We do not intend to separately maintain key person life insurance on any of our key personnel. We believe that our future success depends, in large part, upon our Advisor's and its affiliates' ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for persons with these skills is intense, and we cannot assure you that our Advisor will be successful in attracting and retaining such skilled personnel. Further, we have established, and intend in the future to establish, strategic relationships with firms that have special expertise in certain services or as to assets both nationally and in certain geographic regions. Maintaining these relationships will be important for us to effectively compete for assets. We cannot assure you that we will be successful in attracting and retaining such strategic relationships. If we lose or are unable to obtain the services of key personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered.

Our rights and the rights of our shareholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, our charter requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our shareholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Your investment may be subject to additional risks if we make additional international investments.

We have purchased real estate assets located outside the United States and may make or purchase mortgage, bridge, mezzanine or other loans or participations in mortgage, bridge, mezzanine or other loans made by a borrower located outside the United States or secured by property located outside the United States. These investments may be affected by factors peculiar to the laws of the jurisdiction in which the borrower or the property is located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

- governmental laws, rules and policies, including laws relating to the foreign ownership of real property or mortgages and laws relating to the ability of foreign persons or corporations to remove profits earned from activities within the country to the person's or corporation's country of origin;
- variations in currency exchange rates;
- adverse market conditions caused by inflation or other changes in national or local economic conditions;
- changes in relative interest rates;
- changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;
- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;
- our REIT tax status not being respected under foreign laws, in which case any income or gains from foreign sources would likely be subject to foreign taxes, withholding taxes, transfer taxes, and value added taxes;
- lack of uniform accounting standards (including availability of information in accordance with U.S. generally accepted accounting principles);
- changes in land use and zoning laws;
- more stringent environmental laws or changes in such laws;
- changes in the social stability or other political, economic or diplomatic developments in or affecting a country where we have an investment;
- we, our sponsor and its affiliates have relatively less experience with respect to investing in real property or other investments outside the United States as compared to domestic investments; and
- legal and logistical barriers to enforcing our contractual rights.

Any of these risks could have an adverse effect on our business, results of operations and ability to pay distributions to our stockholders.

If our sponsor, our Advisor or its affiliates waive or defer certain fees due to them, our results of operations and distributions may be artificially high.

From time to time, our sponsor, our Advisor or its affiliates may agree to waive or defer all or a portion of the acquisition, asset management or other fees, compensation or incentives due to them, pay general administrative expenses or otherwise supplement stockholder returns in order to increase the amount of cash available to make distributions to stockholders. If our sponsor, our Advisor or its affiliates choose to no longer waive or defer such fees and incentives, our results of operations will be lower than in previous periods and your return on your investment could be negatively affected.

Risks Related to Conflicts of Interest

We will be subject to conflicts of interest arising out of our relationships with our Advisor and its affiliates, including the material conflicts discussed below.

Because a number of Behringer Harvard real estate programs use investment strategies that are similar to ours, our Advisor and its and our executive officers will face conflicts of interest relating to the purchase and leasing of properties and other investments, and such conflicts may not be resolved in our favor.

There may be periods during which one or more Behringer Harvard sponsored programs are seeking to invest in similar properties and other real estate-related investments. As a result, we may be buying properties and other real estate-related investments at the same time as one or more of the other Behringer Harvard sponsored programs managed by officers and employees of our Advisor and/or its affiliates, and these other Behringer Harvard sponsored programs may use investment strategies that are similar to ours. Our executive officers and the executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other Behringer Harvard sponsored programs, and these entities are and will be under common control. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another Behringer Harvard sponsored program. In the event these conflicts arise, we cannot assure you that our best interests will be met when officers and employees acting on behalf of our Advisor and on behalf of advisors and managers of other Behringer Harvard sponsored programs decide whether to allocate any particular property to us or to another Behringer Harvard sponsored program or affiliate of our Advisor, which may have an investment strategy that is similar to ours. In addition, we may acquire properties in geographic areas where other Behringer Harvard sponsored programs own properties. If one of the other Behringer Harvard sponsored programs attracts a tenant for which we are competing, we could suffer a loss of revenue due to delays in locating another suitable tenant. Similar conflicts of interest may apply if our Advisor determines to make or purchase mortgage, bridge or mezzanine loans or participations in mortgage, bridge or mezzanine loans on our behalf because other Behringer Harvard sponsored programs may be competing with us for such investments. You will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved.

Behringer Harvard Opportunity Advisors II and its affiliates, including all of our executive officers and some of our directors, will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our Advisor, Behringer Harvard Opportunity Advisors II and its affiliates and our property manager, are entitled to substantial fees from us under the terms of the advisory management agreement and property management agreement. These fees could influence our Advisor's advice to us, as well as the judgment of affiliates of our Advisor performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with our Advisor and its affiliates, including the advisory management agreement and the property management agreement;
- public offerings of equity by us, which may entitle Behringer Securities to dealer manager fees and will likely entitle our Advisor to increased acquisition and asset management fees;
- property sales, which may result in the issuance to our Advisor of shares of our common stock through the conversion of our convertible stock;

- property acquisitions from other Behringer Harvard sponsored programs, which might entitle affiliates of our Advisor to real estate commissions and possible success-based sale fees in connection with their services for the seller;
- property acquisitions from third parties, which entitle our Advisor to acquisition fees and asset management fees;
- borrowings to acquire properties, which borrowings will increase the acquisition and asset management fees payable to our Advisor;
- determining the compensation paid to employees for services provided to us, which could be influenced in part by whether or not the Advisor is reimbursed by us for the related salaries and benefits;
- whether we seek to internalize our management functions, which internalization could result in our retaining some of our Advisor's key officers and employees for compensation that is greater than that which they currently earn or which could require additional payments to affiliates of our Advisor to purchase the assets and operations of our Advisor;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle our Advisor to the issuance of shares of our common stock through the conversion of our convertible stock; and
- whether and when we seek to sell the company or its assets, which sale may result in the issuance of shares of our common stock to our Advisor through the conversion of our convertible stock.

The fees our Advisor receives in connection with transactions involving the purchase and management of an asset are based on the cost of the investment, including the amount budgeted for the development, construction, and improvement of each asset, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our Advisor to recommend riskier transactions to us. Furthermore, the Advisor will refund these fees to the extent they are based on budgeted amounts that prove too high once development, construction, or improvements are completed, but the fact that these fees are initially calculated, in part, based on budgeted amounts could influence our Advisor to overstate the estimated costs of development, construction, or improvements in order to accelerate the cash flow it receives.

In addition, the conversion feature of our convertible stock could cause us to make different investment or disposition decisions than we would otherwise make, in order to avoid the stock conversion.

Our Advisor will face conflicts of interest relating to joint ventures, tenant-in-common investments or other co-ownership arrangements that we enter with affiliates of our sponsor or Advisor or with other Behringer Harvard sponsored programs, which could result in a disproportionate benefit to affiliates of our sponsor or Advisor or to another Behringer Harvard sponsored program.

We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard sponsored programs or with affiliates of our sponsor or Advisor, for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. These Behringer Harvard sponsored programs are likely to include single-client, institutional-investor accounts in which Behringer Harvard has been engaged by an institutional investor to locate and manage real estate investments on behalf of an institutional investor and with which such sponsor or advisor affiliate may invest. The executive officers of our Advisor are also the executive officers of other Behringer Harvard sponsored REITs and their advisors, the general partners of other Behringer Harvard sponsored partnerships and/or the advisors or fiduciaries of other

Behringer Harvard sponsored programs. These executive officers will face conflicts of interest in determining which Behringer Harvard sponsored program should enter into any particular joint venture, tenant-in-common or co-ownership arrangement. These persons may also have a conflict in structuring the terms of the relationship between our interests and the interests of the Behringer Harvard sponsored co-venturer, co-tenant or partner, as well as conflicts of interest in managing the joint venture. Further, the fiduciary obligations that our Advisor or our board of directors may owe to a co-venturer, co-tenant or partner affiliated with our sponsor or Advisor may make it more difficult for us to enforce our rights.

In the event that we enter into a joint venture, tenant-in-common investment or other co-ownership arrangements with another Behringer Harvard sponsored program or joint venture, our Advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular real estate property, exercising buy-sell rights or making other major decisions and you may face certain additional risks. For example, it is anticipated that certain Behringer Harvard sponsored funds will never have an active trading market. Therefore, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from such joint venturer with respect to the sale of properties in the future. In addition, in the event we enter into a joint venture with a Behringer Harvard sponsored program that has a term shorter than ours, the joint venture may be required to sell its properties at the time of the other Behringer Harvard sponsored program's liquidation. We may not desire to sell the properties at such time. Even if the terms of any joint venture agreement between us and another Behringer Harvard sponsored program grant us a right of first refusal to buy such properties, we may not have sufficient funds to exercise our right of first refusal under these circumstances.

Because Mr. Behringer and his affiliates control us and other Behringer Harvard sponsored programs, agreements and transactions among the parties with respect to any joint venture, tenant-in-common investment or other co-ownership arrangement between or among such parties will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. Under these joint ventures, neither co-venturer may have the power to control the venture, and under certain circumstances, an impasse could be reached regarding matters pertaining to the co-ownership arrangement, which might have a negative influence on the joint venture and decrease potential returns to you. In the event that a co-venturer has a right of first refusal to buy out the other co-venturer, it may be unable to finance such buy-out at that time. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase an interest of a co-venturer subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Furthermore, we may not be able to sell our interest in a joint venture if we desire to exit the venture for any reason, or if our interest is likewise subject to a right of first refusal of our co-venturer or partner, our ability to sell such interest may be adversely impacted by such right.

Our Advisor's executive officers and key personnel and the executive officers and key personnel of Behringer Harvard-affiliated entities that conduct our day-to-day operations will face competing demands on their time, and this may cause our investment returns to suffer.

We rely upon the executive officers of our Advisor and the executive officers and employees of Behringer Harvard-affiliated entities to conduct our day-to-day operations. These persons also conduct the day-to-day operations of other Behringer Harvard sponsored programs and may have other business interests as well. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and resources to our business than is necessary or appropriate. If this occurs, the returns on our investments may suffer.

Our officers face conflicts of interest related to the positions they hold with entities affiliated with our Advisor, which could diminish the value of the services they provide to us.

Certain of our executive officers, are also officers of our Advisor, our property manager, our dealer manager and other entities affiliated with our Advisor, including the advisors and fiduciaries to other Behringer Harvard sponsored programs. As a result, these individuals owe fiduciary duties to these other entities and their investors, which may conflict with the fiduciary duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to (i) allocation of new investments and management time and services between us and the other entities, (ii) the timing and terms of the investment in or sale of an asset, (iii) development of our properties by affiliates of our Advisor, (iv) investments with affiliates of our Advisor, (v) compensation to our Advisor, and (vi) our relationship with our dealer manager and property manager. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to you and to maintain or increase the value of our assets.

Our independent directors are involved in other businesses, investments and activities, therefore they may have conflicts of interest in allocating their time between our business and these other activities.

Our independent directors are involved in other businesses, investments and activities. Because these persons have competing interests on their time and resources, they may have conflicts of interest in allocating their time between our business and these other activities. Should our independent directors inappropriately devote insufficient time or resources to our business, then our performance may suffer.

Your investment will be diluted upon conversion of the convertible stock.

In connection with our organization, Behringer Harvard Holdings, an affiliate of our Advisor, purchased 1,000 shares of our convertible stock for an aggregate purchase price of $1,000. On April 2, 2010, Behringer Harvard Holdings transferred ownership of the convertible stock to our Advisor. Under limited circumstances, these shares may be converted into shares of our common stock, resulting in dilution of our stockholders' interest in us. Our convertible stock will convert into shares of common stock on one of two events. First, it will convert if we have paid distributions to common stockholders such that aggregate distributions are equal to 100% of the price at which we sold our outstanding shares of common stock plus an amount sufficient to produce a 10% cumulative, non-compounded, annual return at that price. Alternatively, the convertible stock will convert if we list our shares of common stock on a national securities exchange and, on the 31st trading day after listing, the value of our company based on the average trading price of our shares of common stock since the listing, plus prior distributions, combine to meet the same 10% return threshold for our common stockholders. Each of these two events is a "Triggering Event." Upon a Triggering Event, our convertible stock will, unless our advisory management agreement with our Advisor has been terminated or not renewed on account of a material breach by our Advisor, generally convert into shares of common stock with a value equal to the lesser of (A) 20% of the excess of our enterprise value plus the aggregate value of distributions paid to date on then outstanding shares of our common stock over the aggregate issue price of those outstanding shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares or (B) 15% of the excess of our enterprise value plus the aggregate value of distributions paid to date on then outstanding shares of our common stock over the aggregate issue price of those outstanding shares plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares. However, if our advisory management agreement with our Advisor expires without renewal or is terminated (other than because of a material breach by our

Advisor) prior to a Triggering Event, then upon a Triggering Event the holder of the convertible stock will be entitled to a prorated portion of the number of shares of common stock determined by the foregoing calculation, where such proration is based on the percentage of time we were advised by our Advisor. As a result, following conversion, the holder of the convertible stock will be entitled to a portion of amounts distributable to our stockholders, which such amounts distributable to the holder could be significant.

Our Advisor and Mr. Behringer can influence whether we terminate the advisory management agreement or allow it to expire without renewal, or whether our common stock is listed for trading on a national securities exchange. Accordingly, our Advisor can influence both the conversion of the convertible stock and the resulting dilution of other stockholders' interests.

We rely on affiliates of Behringer Harvard Holdings, including our Advisor, to manage our operations and our portfolio of real estate assets and any adverse changes in the financial health of Behringer Harvard Holdings could hinder our Advisor's ability to provide these services to us and consequently impair our operating results and negatively affect the return on your investment.

Behringer Harvard Holdings, through one or more of its subsidiaries, owns and controls our Advisor and our property manager. The operations of our Advisor and our property manager rely substantially on Behringer Harvard Holdings. Behringer Harvard Holdings is largely dependent upon the fees and other compensation that it receives from the public programs it sponsors (including us) to conduct its operations. In connection with the Offerings we agreed to reimburse the Advisor or its affiliates for organization and offering expenses (other than selling commissions and the dealer manager fee) incurred on our behalf in an amount not to exceed 1.5% of the gross proceeds raised in the primary offering component of the Offerings as determined upon completion of the Follow-on Offering. Since our inception through December 31, 2012, approximately $16.4 million of organization and offering expenses was incurred by the Advisor or its affiliates on our behalf. Of this amount, we reimbursed the Advisor $7.5 million in connection with the Initial Offering and the Advisor waived $3.5 million. Upon completion of the primary offering component in the Follow-On Offering (which occurred March 15, 2012), the Advisor is required to reimburse us to the extent that the $7.5 million that we reimbursed the Advisor for organization and offering expenses (other than selling commissions and the dealer manager fee) in the Offerings exceeded 1.5% of the gross proceeds raised in the primary component of the Offerings. Based on our current review of gross proceeds from our Offerings, we have booked a receivable from the Advisor for $3.8 million of organization and offering expenses that were previously reimbursed to the Advisor.

If the fee income Behringer Harvard Holdings receives is inadequate to cover its operating expenses, Behringer Harvard Holdings will need to secure additional capital. If Behringer Harvard Holdings is unable to secure additional capital, Behringer Harvard Holdings may become unable to meet its obligations and we may not recover the amounts owed to us. If this occurs, we might be required to find alternative service providers, which could result in a significant disruption of our business and may adversely affect the value of your investment in us. Further, given the non-compete agreements in place with Behringer Harvard Holdings' employees and the non-solicitation agreements we have with our Advisor and property manager, it would be difficult for us to utilize any current employees that provide services to us.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our strategy may involve becoming "self-managed" by internalizing our management functions, particularly if we seek to list our shares on an exchange as a way of providing our stockholders with a liquidity event. The method by which we could internalize these functions could take many forms. We may hire our own group of executives and other employees or we may elect to negotiate to acquire our

Advisor's and property manager's assets and personnel. Under our advisory management agreement, we are restricted from hiring or soliciting any employee of our Advisor or its affiliates for one year from the termination of the agreement. We are similarly restricted under our property management agreement with respect to the employees of our property manager or its affiliates. These restrictions could make it difficult to internalize our management functions without acquiring assets and personnel from our Advisor and its affiliates for consideration that would be negotiated at that time. At this time, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our stock. An internalization transaction could result in significant payments to affiliates of our Advisor irrespective of whether you received the returns on which we have conditioned other back-end compensation. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the net income per share and modified funds from operations per share attributable to your investment. We will not be required to seek a stockholder vote to become self-managed.

In addition, while we would no longer bear the costs of the various fees and expenses we pay to our Advisor under the advisory management agreement if we internalize, our direct expenses would include general and administrative costs, including legal, accounting and other expenses related to corporate governance and SEC reporting and compliance. We would also incur the compensation and benefits costs of our officers and other employees and consultants that are now paid by our Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and funds from operations and may further dilute your investment. We cannot reasonably estimate the amount of fees to our Advisor we would save and the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Advisor, our net income per share and funds from operations per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares.

As currently organized, we do not directly employ any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Nothing in our charter prohibits us from entering into the transaction described above.

Additionally, there is no assurance that internalizing our management functions will prove to be beneficial to us and our stockholders. We could have difficulty integrating our management functions as a stand-alone entity. Certain personnel of our Advisor and its affiliates perform property management, asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. We could fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our portfolio of investments.

If we were to internalize our management or if another investment program, whether sponsored by our sponsor or otherwise, hires the employees of our Advisor in connection with its own internalization transaction or otherwise, our ability to conduct our business may be adversely affected.

We rely on persons employed by our Advisor to manage our day-to-day operations. If we were to effectuate an internalization of our Advisor, we may not be able to retain all of the employees of our Advisor or to maintain a relationship with our sponsor. In addition, some of the employees of our

Advisor may provide services to one or more other investment programs. These programs or third parties may decide to retain some or all of our Advisor's key employees in the future. If this occurs, these programs could hire certain of the persons currently employed by our Advisor who are most familiar with our business and operations, thereby potentially adversely impacting our business.

Risks Related to Our Business in General

A limit on the number of shares a person may own may discourage a takeover.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of our outstanding shares of common or preferred stock. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide stockholders with the opportunity to receive a control premium for their shares.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.

Our charter permits our board of directors to issue up to 400,001,000 shares of capital stock. Our board of directors, without any action by our stockholders, may (1) increase or decrease the aggregate number of shares, (2) increase or decrease the number of shares of any class or series we have authority to issue or (3) classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of such stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the then outstanding voting stock of the corporation; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the expiration of the five-year period described above, any business combination between a Maryland corporation and an interested stockholder must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. Maryland law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Maryland law also limits the ability of a third party to buy a large stake in us and exercise voting power in electing directors.

Maryland law provides a second anti-takeover statute, the Control Share Acquisition Act, which provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the corporation's disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by directors who are employees of the corporation, are excluded from the vote on whether to accord voting rights to the control shares. "Control shares" are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares. The control share acquisition statute does not apply to (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by a corporation's charter or bylaws. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. We can offer no assurance that this provision will not be amended or eliminated at any time in the future. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than our affiliates or any of their affiliates.

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, we will have the right to redeem that stockholder's shares and any shares acquired in such tender offer. In addition, the non-complying stockholder shall be responsible for all of our expenses in connection with that stockholder's noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our charter sets forth the stockholder voting rights required to be set forth therein under the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association on May 7, 2007, the ("NASAA REIT Guidelines"). Under our charter and the Maryland General Corporation Law, our stockholders currently have a right to vote only on the following matters:

- the election or removal of directors;
- any amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:
  - change our name;
  - increase or decrease the aggregate number of our shares;
  - increase or decrease the number of our shares of any class or series that we have the authority to issue;
  - classify or reclassify any unissued shares by setting or changing the preferences, conversion or other rights, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption of such shares;
  - effect reverse stock splits; and
  - after the listing of our shares of common stock on a national securities exchange, opting into any of the provisions of Subtitle 8 of Title 3 of the Maryland General Corporation Law;
- our liquidation and dissolution; and
- our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets (notwithstanding that Maryland law may not require stockholder approval).

All other matters are subject to the discretion of our board of directors.

Our board of directors may change our investment policies and objectives generally and at the individual investment level without stockholder approval, which could alter the nature of your investment.

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of the stockholders. In addition to our investment policies and objectives, we may also change our stated strategy for any investment in an individual property. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for their implementation, and our other objectives, policies and procedures may be altered by our board of directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent.

You may not be able to sell your shares under the share redemption program and, if you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Our board of directors approved our share redemption program, but may amend, suspend or terminate the share redemption program at any time. Effective April 1, 2012, our board of directors suspended until further notice accepting Ordinary Redemptions. Our board of directors may reject any request for redemption of shares. Further, there are many limitations on your ability to sell your shares pursuant to the share redemption program. Any stockholder requesting repurchase of their shares pursuant to our share redemption program will be required to certify to us that such stockholder either (1) acquired the shares requested to be repurchased directly from us or (2) acquired the shares from the original investor by way of a bona fide gift not for value to, or for the benefit of, a member of the stockholder's immediate or extended family, or through a transfer to a custodian, trustee or other fiduciary for the account of the stockholder or his or her immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

In addition, our share redemption program contains other restrictions and limitations. We cannot guarantee that we will accommodate all redemption requests made in any particular redemption period. If we do not redeem all shares presented for redemption during any period in which we are redeeming shares, then all shares will be redeemed on a pro rata basis during the relevant period. You must hold your shares for at least one year prior to seeking redemption under the share redemption program, except that our board of directors may waive this one-year holding requirement with respect to redemptions sought upon the death or qualifying disability of a stockholder or redemptions sought upon a stockholder's confinement to a long-term care facility. Our board of directors may also waive this one-year holding requirement for other exigent circumstances affecting a stockholder such as bankruptcy or a mandatory distribution requirement under a stockholder's IRA, or with respect to shares purchased through our distribution reinvestment plan. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. In addition, the cash available for redemption in any quarterly period will generally be limited to no more than $250,000, and in no event more than $1,000,000 in any twelve- month period. The redemption limitations apply to all redemptions.

Further, our board of directors reserves the right to reject any request for redemption or to terminate, suspend, or amend the share redemption program at any time and effective April 1, 2012, our board of directors suspended until further notice accepting Ordinary Redemptions. Therefore, in making a decision to purchase shares of our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our share redemption program.

If you are able to resell your shares to us pursuant to our share redemption program, you will likely receive substantially less than the amount paid to acquire the shares from us or the fair market value of your shares, depending upon how long you owned the shares.

Effective April 1, 2012, prior to the first valuation conducted by the board of directors or a committee thereof (the "Initial Board Valuation") in accordance with our valuation policy, the purchase price per share redeemed under our share redemption program will equal 80% (for Ordinary Redemptions) and 90% (for Exceptional Redemptions) of the difference of (a) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less (b) the aggregate of any special distributions so designated by the board of directors (the "Special Distributions"), distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares. On or after the Initial Board Valuation, the purchase price per share for the redeemed shares will equal 80% (for Ordinary Redemptions) and 90% (for Exceptional Redemptions) of the lessor of (1) the current estimated value per share as determined in accordance with the valuation policy; and (2) the Original Share Price less any Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares. Accordingly, you may receive less by selling your shares back to us than you would receive if our investments were sold for their estimated values and such proceeds were distributed in our liquidation.

We may not successfully implement our exit strategy, in which case you may have to hold your investment for an indefinite period.

Depending upon then prevailing market conditions, it is our intention to consider beginning the process of liquidating our assets and distributing the net proceeds to our stockholders within three to six years after the termination of the Offerings. If we do not begin an orderly liquidation within that period, we may seek to have our shares listed on a national securities exchange. If we do not begin the process of liquidating or listing our shares within this time period, our charter requires that we hold a stockholders meeting to vote on a proposal for our orderly liquidation unless a majority of our board of directors and a majority of our independent directors vote to defer such a meeting beyond the sixth anniversary of the termination of the Offerings.

Market conditions and other factors could cause us to delay the commencement of our liquidation or to delay the listing of our shares on a national securities exchange beyond six years from the termination of the Offerings. If so, our board of directors and our independent directors may conclude that it is not in our best interests to hold a stockholders meeting for the purpose of voting on a proposal for our orderly liquidation. Our charter permits our board of directors, with the concurrence of a majority of our independent directors, to defer such a stockholder vote indefinitely. Therefore, if we are not successful in implementing our exit strategy, your shares will continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash easily with minimum loss.

Your interest in Behringer Harvard Opportunity REIT II will be diluted if we or Behringer Harvard Opportunity OP II issues additional securities.

Stockholders do not have preemptive rights to any shares issued by us in the future. Our charter currently has authorized 400,001,000 shares of capital stock, of which 350,000,000 shares are designated as common stock, 1,000 shares are designated as convertible stock and 50,000,000 are designated as preferred stock. Subject to any limitations set forth under Maryland law, our board of directors may amend our charter to increase the number of authorized shares of capital stock, increase or decrease the number of shares of any class or series of stock designated, and may classify or reclassify any unissued shares without the necessity of obtaining stockholder approval. Shares will be issued in the discretion of our board of directors. Stockholders will likely experience dilution of their equity investment in us in the event that we: (1) sell shares of our common stock in the future, including those issued pursuant to the distribution reinvestment plan, (2) sell securities that are convertible into shares of our common stock, (3) issue shares of our common stock in a private offering of securities to institutional investors, (4) issue shares of common stock upon the conversion of our convertible stock, (5) issue shares of common stock upon the exercise of any options granted to our independent directors or employees of our Advisor and BHO II Management, our management company and an affiliate of our Advisor, or their affiliates, (6) issue shares to our Advisor, its successors or assigns, in payment of an outstanding fee obligation as set forth under our advisory management agreement, or (7) issue shares of our common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests of Behringer Harvard Opportunity OP II. In addition, the partnership agreement for Behringer Harvard Opportunity OP II contains provisions that allow, under certain circumstances, other entities, including other Behringer Harvard sponsored programs, to merge into or cause the exchange or conversion of their interest for interests of Behringer Harvard Opportunity OP II. Because the limited partnership interests of Behringer Harvard Opportunity OP II may be exchanged for shares of our common stock, any merger, exchange or conversion between Behringer Harvard Opportunity OP II and another entity ultimately could result in the issuance of a substantial number of shares of our common stock, thereby diluting the percentage ownership interest of other stockholders.

Payment of fees to our Advisor and its affiliates will reduce cash available for investment and payment of distributions.

Our Advisor and its affiliates will perform services for us in connection with, among other things, the selection and acquisition of our investments, the management and leasing of our properties, the servicing of our mortgage, bridge, mezzanine or other loans, the administration of our other investments and the disposition of our assets. They will be paid substantial fees for these services. These fees will reduce the amount of cash available for investment or distributions to stockholders.

We may be restricted in our ability to replace our property manager under certain circumstances.

Under the terms of our property management agreement, we may terminate the agreement upon 30 days' notice in the event of, and only in the event of, a showing of misconduct, negligence, or deliberate malfeasance by the property manager in performing its duties. Our board of directors may find the performance of our property manager to be unsatisfactory. However, unsatisfactory performance by the property manager may not constitute "misconduct, negligence, or deliberate malfeasance." As a result, we may be unable to terminate the property management agreement at the desired time, which may have an adverse effect on the management and profitability of our properties.

Distributions may be paid from capital, and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or that distributions will increase over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. Distributions generally will be based upon such factors as the amount of cash available or anticipated to be available from real estate investments and, real estate-related securities, mortgage, bridge or mezzanine loans and other investments, current and projected cash requirements and tax considerations. Because we may receive income from interest or rents at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distributions will be affected by many factors, such as our ability to make acquisitions, the income from those investments and yields on securities of other real estate programs that we invest in, and our operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. We can give no assurance that we will be able to achieve our anticipated cash flow or that distributions will increase over time. Nor can we give any assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, that loans we make will be repaid or paid on time, that loans will generate the interest payments that we expect, or that future acquisitions of real properties, mortgage, bridge or mezzanine loans, other investments or our investments in securities will increase our cash available for distributions to stockholders. Our actual results may differ significantly from the assumptions used by our board of directors in establishing the distribution rates to stockholders.

Many of the factors that can affect the availability and timing of cash distributions to stockholders are beyond our control, and a change in any one factor could adversely affect our ability to pay future distributions. For instance:

- If one or more tenants defaults or terminates its lease, there could be a decrease or cessation of rental payments, which would mean less cash available for distributions.
- Any failure by a borrower under our mortgage, bridge or mezzanine loans to repay the loans or interest on the loans will reduce our income and distributions to stockholders.
- Cash available for distributions may be reduced if we are required to spend money to correct defects or to make improvements to properties.

- Cash available to make distributions may decrease if the assets we acquire have lower yields than expected.
- There may be a delay between the sale of the common stock and our purchase of real properties. During that time, we may invest in lower yielding short-term instruments, which could result in a lower yield on your investment.
- If we lend money to others, such funds may not be repaid in accordance with the loan terms or at all, which could reduce cash available for distributions.
- Federal income tax laws require REITs to distribute at least 90% of their taxable income to stockholders to maintain REIT status, and 100% of taxable income and net capital gain to avoid federal income tax. This limits the earnings that we may retain for corporate growth, such as property acquisition, development or expansion and makes us more dependent upon additional debt or equity financing than corporations that are not REITs. If we borrow more funds in the future, more of our operating cash will be needed to make debt payments and cash available for distributions may therefore decrease.
- In connection with future property acquisitions, we may issue additional shares of common stock, operating partnership units or interests in other entities that own our properties. We cannot predict the number of shares of common stock, units or interests that we may issue, or the effect that these additional shares might have on cash available for distributions to you. If we issue additional shares, they could reduce the cash available for distributions to you.
- We make distributions to our stockholders to comply with the distribution requirements of the Internal Revenue Code and to eliminate, or at least minimize, exposure to federal income taxes and the nondeductible REIT excise tax. Differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, could require us to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

In addition, our board of directors, in its discretion, may retain any portion of our cash on hand for working capital. We cannot assure you that sufficient cash will be available to make distributions to you.

Development projects in which we invest may not be completed successfully or on time, and guarantors of the projects may not have the financial resources to perform their obligations under the guaranties they provide.

We may make equity investments in, acquire options to purchase interests in or make mezzanine loans to the owners of real estate development projects. Our return on these investments is dependent upon the projects being completed successfully, on budget and on time. To help ensure performance by the developers of properties that are under construction, completion of these properties is generally guaranteed either by a completion bond or performance bond. Our Advisor may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the entity entering into the construction or development contract as an alternative to a completion bond or performance bond. For a particular investment, we may obtain guaranties that the project will be completed on time, on budget and in accordance with the plans and specifications and that the mezzanine loan will be repaid. However, we may not obtain such guaranties and cannot ensure that the guarantors will have the financial resources to perform their obligations under the guaranties they provide. We intend to manage these risks by ensuring, to the best of our ability, that we invest in projects with reputable, experienced and resourceful developers. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

We are uncertain of our sources for funding of future capital needs, which could adversely affect the value of our investments.

Substantially all of the gross proceeds of the Offerings have been used to make investments in real estate and real estate-related assets and to pay various fees and expenses related to the Offerings. We will establish capital reserves on a property-by-property basis, as we deem appropriate. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we have not identified any sources for such funding, and we cannot assure you that such sources of funding will be available to us for potential capital needs in the future.

We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.

The current economic conditions may cause the tenants in any properties we own to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We have diversified our cash and cash equivalents between several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or "FDIC," only insures limited amounts per depositor per insured bank. At December 31, 2012, we had cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

Recent market disruptions may adversely impact aspects of our operating results and operating condition.

During 2011, the major credit agencies downgraded or placed under review the credit rating for debt issued by the U.S. government and U.S. agencies, due in part to the political uncertainties over U.S. debt limits. Congress subsequently enacted the American Taxpayer Relief Act of 2012 in an attempt to eliminate the so called "fiscal cliff" in January 2013. However, there is continuing political deadlock in the U.S. regarding the "debt ceiling" and there continues to be a perceived risk of future sovereign credit ratings downgrade of the U.S. government, including the ratings of the U.S. Treasury securities. Failure of Congress to raise the "debt ceiling" and/or a downgrade of U.S. sovereign credit ratings could negatively impact the credit ratings of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government, such as debt issued by Fannie Mae and Freddie Mac. In addition, although the European debt crisis has moderated, there is some risk that higher-risk European countries could face pressure over proposed austerity measures or levels of sovereign borrowings. These recent events may reduce investor confidence and lead to further weakening of the U.S. and global economies. In particular, this could cause disruption in the capital markets and impact the stability of future U.S. treasury auctions and the trading market for U.S. government securities, resulting in increased interest rates and borrowing costs and less availability of credit.

Our business may be affected by market and economic challenges experienced by the U.S. and global economies. These conditions may materially affect the value and performance of our properties, and may affect our ability to pay distributions, the availability or the terms of financing that we have or may anticipate utilizing, and our ability to make principal and interest payments on, or refinance, any outstanding debt when due. These challenging economic conditions may also impact the ability of certain of our tenants to enter into new leasing transactions or satisfy rental payments under existing leases. Specifically, recent global market disruptions may have many consequences including, but not limited to, these listed below:

- the financial condition of our tenants may be adversely affected, which may result in us having to increase concessions, reduce rental rates or make capital improvements beyond those contemplated at the time we acquired the properties in order to maintain occupancy levels or to negotiate for reduced space needs, which may result in a decrease in our occupancy levels;
- significant job losses have occurred and may continue to occur, which may decrease demand for our office space, our multifamily communities and our hospitality properties and result in lower occupancy levels, which will result in decreased revenues and which could diminish the value of our properties, which depend, in part, upon the cash flow generated by our properties;
- an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;
- credit spreads for major sources of capital may continue to widen as investors demand higher risk premiums, resulting in lenders increasing the cost for debt financing;
- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders at current levels, reduce our ability to pursue acquisition opportunities if any, and increase our interest expense;
- a further reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity, reduce the loan to value ratio upon which lenders are willing to lend, and result in difficulty refinancing our debt;
- the value of certain of our properties may have decreased below the amounts we paid for them, which may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- one or more counterparties to our derivative financial instruments could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments; and

- the value and liquidity of our short-term investments could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for such investments or other factors.

The ongoing Eurozone crisis may have an adverse effect on investments in Europe and the break-up of the Eurozone, or the exit of any member state, would create uncertainty and could affect our investments directly.

We own joint venture interests in two properties located in Germany. The ongoing situation relating to the sovereign debt and weak financial health of several countries and the overall European financial system, including Greece, Ireland, Italy, Spain, Portugal and Cyprus, together with the risk of contagion to other, more financially stable countries, has exacerbated the difficult global financial situation. The situation has also raised a number of uncertainties regarding the stability and overall standing of the European Monetary Union. Any further deterioration in the global or Eurozone economy could have a significant adverse effect on our activities and the value of our German assets.

In addition, if we hold any assets that are denominated in Euros (including loans secured on such assets), such as assets in continental Europe, further deterioration in the Eurozone economy could have a material adverse effect on the value of our investment in such assets and amplify the currency risks faced by us.

If any country were to leave the Eurozone, or if the Eurozone were to break up entirely, the treatment of debt obligations previously denominated in Euros is uncertain. A number of issues would be raised, such as whether obligations which are expressed to be payable in Euros would be re-denominated into a new currency. The answer to this and other questions is uncertain and would depend on the way in which the break-up occurred and also on the nature of the transaction: the law governing it; which courts have jurisdiction in relation to it; the place of payment; and the place of incorporation of the payor. If we held any investments in Euros at the time of any Eurozone exits or break-up, this uncertainty and potential re-denomination could have a material adverse effect on the value of our investments and the income from them.

To hedge against exchange rate and interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective and may reduce the overall returns on your investment and affect cash available for distribution to our stockholders.

We may use derivative financial instruments to hedge exposures to changes in exchange rates and interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time. Our hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the amount of income that a REIT may earn from hedging transactions to offset interest rate losses is limited by federal tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the party owing money in the hedging transaction may default on its obligation to pay; and
- we may purchase a hedge that turns out not to be necessary, *i.e.*, a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.

To the extent that we use derivative financial instruments to hedge against exchange rate and interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

As part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, certain swap transactions will be required to be submitted for clearing by a derivatives clearing organization, unless certain exemptions apply. The rulemaking implementing the clearing requirement is still in process, however, and the implementation of the clearing requirement may affect, among other things, our exposure to our swap counterparties, the margin or collateral required to be posted in connection with our swap transactions and the costs of entering into such transactions.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased. In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate or (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

There can be no assurance that the direct or indirect effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010 for the purpose of stabilizing or reforming the financial markets, will not have an adverse effect on our interest rate hedging activities.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") became law in the United States. Title VII of the Dodd-Frank Act contains a sweeping overhaul of the regulation of privately negotiated derivatives. The provisions of Title VII became effective on July 16, 2011 or, with respect to particular provisions, on such other date specified in the Dodd-Frank Act or by subsequent rulemaking. While the full impact of the Dodd-Frank Act on our interest rate hedging activities cannot be fully assessed, the requirements of Title VII may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and may result in us entering into such transactions on more unfavorable terms than prior to effectiveness of the Dodd-Frank Act. For example, subject to an exception for end-users of swaps upon which we may seek to rely, under certain rules promulgated under the Dodd-Frank Act, beginning in 2013, we may be required for the first time to clear our interest rate hedging transactions.

Recent disruptions in the financial markets could adversely affect the multifamily property sector's ability to obtain financing and credit enhancement from Fannie Mae and Freddie Mac, which could adversely impact us.

Fannie Mae and Freddie Mac are major sources of financing for the multifamily sector. In response to the deteriorating financial condition of Fannie Mae and Freddie Mac and the recent credit market disruption, the U.S. Congress and Treasury undertook a series of actions to stabilize these government-sponsored enterprises and the financial markets. Pursuant to legislation enacted in 2008, the U.S. government placed both Fannie Mae and Freddie Mac under its conservatorship. Currently, the U.S. government is discussing potential restructurings of Fannie Mae and Freddie Mac including possible privatizations. As a possible first step to these actions, in August 2012, the U.S. government imposed minimum distribution requirements for Fannie Mae and Freddie Mac, generally equal to their reported net income.

Currently, Fannie Mae and Freddie Mac remain active multifamily lenders. However, there is significant uncertainty surrounding the futures of Fannie Mae and Freddie Mac. In February 2011, the Obama administration released a report calling for the winding down of the role that Fannie Mae and Freddie Mac play in the mortgage market. Should Fannie Mae and Freddie Mac have their mandates changed or reduced, be disbanded or reorganized by the government or otherwise discontinue providing liquidity to our sector, it would significantly reduce our access to debt capital and/or increase borrowing costs. If new U.S. government regulations heighten Fannie Mae's and Freddie Mac's underwriting standards, adversely affect interest rates and reduce the amount of capital they can make available to the multifamily sector, it could have a material adverse effect on both the multifamily sector and us because many private alternative sources of funding have been reduced or are unavailable. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector's derivative securities market, potentially causing breaches in loan covenants, and through reduced loan availability, impact the value of multifamily assets, which could impair the value of a significant portion of multifamily communities. Specifically, the potential for a decrease in liquidity made available to the multifamily sector by Fannie Mae and Freddie Mac could: (1) make it more difficult for us to secure new takeout financing for current multifamily development projects; (2) hinder our ability to refinance completed multifamily assets; (3) decrease the amount of available liquidity and credit that could be used to further diversify our portfolio of multifamily assets; and (4) require us to obtain other sources of debt capital with potentially different terms.

General Risks Related to Investments in Real Estate

Our opportunistic property-acquisition strategy involves a higher risk of loss than more conservative investment strategies.

Our strategy for acquiring properties may involve the acquisition of properties in markets that are depressed or overbuilt, and/or have high growth potential in real estate lease rates and sale prices. As a result of our investment in these types of markets, we will face increased risks relating to changes in local market conditions and increased competition for similar properties in the same market, as well as increased risks that these markets will not recover and the value of our properties in these markets will not increase, or will decrease, over time. For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties, and as a result, our ability to make distributions to our stockholders could be affected. Our approach to acquiring and operating income-producing properties involves more risk than comparable real estate programs that have a targeted holding period for investments that is longer than ours, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

Our revenue and net income may vary significantly from one period to another due to investments in opportunity-oriented properties and portfolio acquisitions, which could increase the variability of our cash available for distributions.

Our opportunistic property acquisition strategy will include investments in properties in various phases of development, redevelopment or repositioning and portfolio acquisitions, which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when our projects in development or redevelopment or those with significant capital requirements increase without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease. Many factors may have a negative impact on the level of revenues or net income produced by our portfolio of properties and projects, including higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. Further, our net income and shareholders' equity could be negatively affected during periods with large portfolio acquisitions, which generally require large cash outlays and may require the incurrence of additional financing. Any such reduction in our revenues and net income during such periods could cause a resulting decrease in our cash available for distributions during the same periods.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results will be subject to risks generally incident to the ownership of real estate, including:

- changes in general economic or local conditions;
- changes in supply of or demand for similar or competing properties in an area;
- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;
- the illiquidity of real estate investments generally;
- changes in tax, real estate, environmental and zoning laws; and
- periods of high interest rates and tight money supply.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to pay distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments, we are not required to observe specific diversification criteria. Therefore, our investments in target assets may at times be concentrated in certain asset types that are subject to higher risk of foreclosure, or secured by assets concentrated in a limited number of geographic locations. As of December 31, 2012, 37% and 27% of our revenue (which includes base rent from our office and industrial properties and revenue from our multifamily and hotel properties) was derived from tenants in Florida and Hawaii, respectively and 63% of our lease agreements at the office and industrial properties which we consolidate on our balance sheets is concentrated in the health care and social assistance industry. To the extent that our portfolio is concentrated in limited geographic regions, types of assets, industries or business sectors, downturns relating generally to such region, type of asset, industry or business sector may result in tenants defaulting on their lease obligations at a number of our properties within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to pay distributions to you.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on your investment.

A property may incur vacancies either by the continued default of tenants under their leases or the expiration of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in decreased distributions to stockholders. In addition, the value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Many of our investments will be dependent on tenants for revenue, and lease expirations and terminations could reduce our ability to make distributions to stockholders.

The success of our real property investments often will be materially dependent on the occupancy rates of our properties and the financial stability of our tenants. Non-cancelable leases representing 18% of our annualized base rent for our consolidated office and industrial properties will expire by the end of 2013. These lease expirations are spread among five of our investments with no one lease accounting for greater than 17% of the expirations through 2013 by annualized base rent. If we are unable to renew or extend the expiring leases under similar terms or are unable to negotiate new leases, it would negatively impact our liquidity and consequently adversely affect our ability to fund our ongoing operations. In addition, lease payment defaults by tenants could cause us to reduce the amount of distributions to stockholders. A default by a significant tenant on its lease payments to us would cause us to lose the revenue associated with such lease and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If significant leases are terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. Additionally, loans that we make generally will relate to real estate. As a result, the borrower's ability to repay the loan may be dependent on the financial stability of the tenants leasing the related real estate.

We may be unable to secure funds for future tenant improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When tenants do not renew their leases or otherwise vacate their space, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves on a property-by-property basis, as we deem necessary. In addition to any reserves we establish, a lender may require escrow of capital reserves in excess of our established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future tenant improvements. Additional borrowing for capital purposes will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

We may be unable to sell a property if or when we decide to do so, which could adversely impact our ability to make cash distributions to our stockholders.

We intend to hold the various real properties in which we invest until such time as our Advisor determines that a sale or other disposition appears to be advantageous to achieve our investment objectives or until it appears that such objectives will not be met. Otherwise, our Advisor, subject to approval of our board of directors, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except upon our liquidation. If we do not begin the process of liquidating our assets or listing our shares within six years of the termination of our Offerings, our charter requires that we hold a stockholders meeting to vote on a proposal for our orderly liquidation unless a majority of our board of directors and a majority of our independent directors vote to defer such a meeting beyond the sixth anniversary of the termination of the Offerings. The real estate market is affected, as discussed above, by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any asset for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. If we are unable to sell an asset when we determine to do so, it could have a significant adverse effect on our cash flow and results of operations.

Our co-venture partners, co-tenants or other partners in co-ownership arrangements could take actions that decrease the value of an investment to us and lower your overall return.

We may enter into joint ventures, tenant-in-common investments or other co-ownership arrangements with other Behringer Harvard programs or third parties having investment objectives similar to ours for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons.

Such investments may involve risks not otherwise present with other forms of real estate investment, including, for example:

- the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;
- the possibility that the investment requires additional capital that we and/or our partner do not have, which lack of capital could affect the performance of the investment and/or dilute our interest if the partner were to contribute our share of the capital;
- the possibility that a co-venturer, co-tenant or partner in an investment might breach a loan agreement or other agreement or otherwise, by action or inaction, act in a way detrimental to us or the investment;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the possibility that we may incur liabilities as the result of the action taken by our partner or co-investor;
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT; or
- that such partner may exercise buy/sell rights that force us to either acquire the entire investment, or dispose of our share, at a time and price that may not be consistent with our investment objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns.

Our Advisor will attempt to ensure that all of our properties are adequately insured to cover casualty losses. The nature of the activities at certain properties we may acquire, such as age-restricted communities or student housing, will expose us and our operators to potential liability for personal injuries and property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, pollution, environmental matters or extreme weather conditions such as hurricanes, floods and snowstorms that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally insist that specific coverage against terrorism be purchased by commercial property owners as a condition for providing mortgage, bridge or mezzanine loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for such losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss. In addition, other than the capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in decreased distributions to stockholders.

Our operating results may be negatively affected by potential development and construction delays and result in increased costs and risks, which could diminish the return on your investment.

We may invest some or all of the proceeds available for investment in the acquisition, development and/or redevelopment of properties upon which we will develop and construct improvements. We could incur substantial capital obligations in connection with these types of investments. We will be subject to risks relating to uncertainties associated with rezoning for development and environmental concerns of governmental entities and/or community groups and our builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder's failure to perform may necessitate legal action by us to rescind the purchase or the construction contract or to compel performance. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. These and other such factors can result in increased costs of a project or loss of our investment. Substantial capital obligations could delay our ability to make distributions. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. Furthermore, we must rely upon projections of rental income and expenses and estimates of the fair market value of property upon completion of construction when agreeing upon a price to be paid for the property at the time of acquisition of the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

In addition, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks and uncertainties associated with rezoning the land for development and environmental concerns of governmental entities and/or community groups. Your investment is subject to the risks associated with investments in unimproved real property.

If we contract with Behringer Development Company LP or its affiliates for newly developed property, we cannot guarantee that any earnest money deposit we make to Behringer Development Company LP or its affiliates will be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures, tenant-in-common investments or other co-ownership arrangements with affiliates of our Advisor or others, to acquire real property from Behringer Development Company LP ("Behringer Development"), an affiliate of our Advisor. Properties acquired from Behringer Development or its affiliates may be existing income-producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by Behringer Development or its affiliates, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property by Behringer Development or its affiliates. At the time of contracting and the payment of the earnest money deposit by us, Behringer Development or its affiliates typically will not have acquired title to any real property. Typically,

Behringer Development or its affiliates will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. We may enter into such a contract with Behringer Development or its affiliates even if at the time of contracting we do not have sufficient funds to enable us to close the purchase of such property. However, we will not be required to close a purchase from Behringer Development or its affiliates, and will be entitled to a refund of our earnest money, in the following circumstances:

- Behringer Development or its affiliates fails to develop the property;
- all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or
- we are unable to secure sufficient funds to pay the purchase price at closing.

The obligation of Behringer Development or its affiliates to refund our earnest money will be unsecured, and no assurance can be made that we would be able to obtain a refund of such earnest money deposit from it under these circumstances since Behringer Development is an entity without substantial assets or operations.

Competition with third parties in acquiring properties and other assets may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than us. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and you may experience a lower return on your investment.

A concentration of our investments in any one property class may leave our profitability vulnerable to a downturn in such sector.

At any one time, a significant portion of our investments could be in one property class. As a result, we will be subject to risks inherent in investments in a single type of property. If our investments are substantially in one property class, then the potential effects on our revenues, and as a result, on cash available for distribution to our stockholders, resulting from a downturn in the businesses conducted in those types of properties could be more pronounced than if we had more fully diversified our investments.

Failure to succeed in new markets or in new property classes may have adverse consequences on our performance.

We may from time to time commence development activity or make acquisitions outside of our existing market areas or the property classes of our primary focus if appropriate opportunities arise. Our historical experience in our existing markets in developing, owning and operating certain classes of property does not ensure that we will be able to operate successfully in new markets, should we choose to enter them, or that we will be successful in new property classes. We may be exposed to a variety of risks if we choose to enter new markets, including an inability to evaluate accurately local market conditions, to obtain land for development or to identify appropriate acquisition opportunities, to hire and retain key personnel, and a lack of familiarity with local governmental and permitting procedures.

In addition, we may abandon opportunities to enter new markets or acquire new classes of property that we have begun to explore for any reason and may, as a result, fail to recover expenses already incurred.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Portfolio acquisitions are more complex and expensive than single property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction, we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations.

If we set aside insufficient capital reserves, we may be required to defer necessary capital improvements.

If we do not have enough capital reserves to supply needed funds for capital improvements throughout the life of the investment in a property, and there is insufficient cash available from our operations, we may be required to defer necessary improvements to the property, which may cause the property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Any student-housing properties that we acquire will be subject to an annual leasing cycle, short lease-up period, seasonal cash flows, changing university admission and housing policies, and other risks inherent in the student-housing industry, any of which could have a negative impact on your investment.

Student-housing properties generally have short-term leases of 12 months, ten months, nine months, or shorter. As a result, we may experience significantly reduced cash flows during the summer months from student-housing properties while most students are on vacation. Furthermore, student-housing properties must be almost entirely re-leased each year, exposing us to increased leasing risk. Student-housing properties are also typically leased during a limited leasing season that usually begins in January and ends in August of each year. We would, therefore, be highly dependent on the effectiveness of our marketing and leasing efforts and personnel during this season.

Changes in university admission policies could also adversely affect us. For example, if a university reduces the number of student admissions or requires that a certain class of students, such as freshman, live in a university-owned facility, the demand for units at our student-housing properties may be reduced and our occupancy rates may decline. We rely on our relationships with colleges and universities for referrals of prospective student residents or for mailing lists of prospective student residents and their parents. Many of these colleges and universities own and operate their own competing on-campus facilities. Any failure to maintain good relationships with these colleges and universities could therefore have a material adverse effect on our ability to market our properties to students and their families.

Federal and state laws require colleges to publish and distribute reports of on-campus crime statistics, which may result in negative publicity and media coverage associated with crimes occurring on or in the vicinity of any student-housing properties. Reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student-housing properties may have an adverse effect on our business.

We may face significant competition from university-owned student housing and from other residential properties that are in close proximity to any student-housing properties we may acquire, which could have a negative impact on our results of operations.

On-campus student housing has certain inherent advantages over off-campus student housing in terms of physical proximity to the university campus and integration of on-campus facilities into the academic community. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us.

We may invest in apartment communities with short-term apartment leases which may expose us to the effects of declining market rent more quickly, which could have a negative impact on our results of operations.

We expect that substantially all of our apartment leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

To the extent we invest in apartment communities, we will face competition from other apartment communities and the increased affordability of single-family homes, which may limit our profitability and returns to our stockholders.

Any apartment communities we may acquire will most likely compete with numerous housing alternatives in attracting residents, including other apartment communities and single-family homes, as well as owner-occupied single- and multifamily homes available to rent. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multifamily homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain our residents, lease apartment units and increase or maintain rental rates.

Moreover, the residential apartment community industry is highly competitive. This competition could reduce occupancy levels and revenues at our apartment communities, which would adversely affect our operations. We expect to face competition from many sources, including from other apartment communities both in the immediate vicinity and the broader geographic market where our apartment communities are located. Overbuilding of apartment communities may occur. If so, this will increase the number of apartment units available and may decrease occupancy and apartment rental rates. In addition, increases in operating costs due to inflation may not be offset by increased apartment rental rates. We may be required to expend substantial sums to attract new residents.

In connection with the recent and ongoing global economic concerns, to the extent we invest in apartment communities, we may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Any apartment communities we may invest in may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area because of the tightening of mortgage lending underwriting criteria, homeowner foreclosures, the decline in single-family home and condominium sales and the lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Our failure to integrate acquired communities and new personnel could create inefficiencies and reduce the return of your investment.

To grow successfully, we must be able to apply our experience in managing real estate to a larger number of properties. In addition, we must be able to integrate new management and operations personnel as our organization grows in size and complexity. Failures in either area will result in inefficiencies that could adversely affect our expected return on our investments and our overall profitability.

BHO II Management's failure to integrate its subcontractors into BHO II Management's operations in an efficient manner could reduce the return on your investment.

BHO II Management may rely on multiple subcontractors for on-site property management of our properties. If BHO II Management is unable to integrate these subcontractors into its operations in an efficient manner, BHO II Management may have to expend substantial time and money coordinating with these subcontractors, which could be a negative impact on the revenues generated from such properties.

If we acquire lodging facilities, we will be dependent on the third-party managers of those facilities.

In order to qualify as a REIT, we will not be able to operate any hotel properties that we acquire or participate in the decisions affecting the daily operations of our hotels. We will lease any hotels we acquire to a TRS in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.

We will depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

If we acquire lodging properties, we may have to make significant capital expenditures to maintain them.

Hotels have an ongoing need for renovations and other capital improvements, including replacements of furniture, fixtures and equipment. Generally, we will be responsible for the costs of these capital improvements, which give rise to the following risks:

- cost overruns and delays;
- renovations can be disruptive to operations and can displace revenue at the hotels, including revenue lost while rooms under renovation are out of service;
- the cost of funding renovations and the possibility that financing for these renovations may not be available on attractive terms; and

- the risk that the return on our investment in these capital improvements will not be what we expect.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to borrow to fund future capital improvements.

General economic conditions and discretionary consumer spending may affect certain of the properties we acquire and lower the return on your investment.

The operations of certain properties in which we may invest, such as hotels and recreation and leisure properties, will depend upon a number of factors relating to discretionary consumer spending. Unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects as a result of terrorist attacks, military activity or natural disasters could reduce consumer spending in the markets in which we own properties and adversely affect the operation of those properties. Consumer spending on luxury goods, travel and other leisure activities such as boating, skiing and health and spa activities may decline as a result of lower consumer confidence levels, even if prevailing economic conditions are favorable. In an economic downturn, consumer discretionary spending levels generally decline, at times resulting in disproportionately large reductions in expenditures on luxury goods, travel and other leisure activities. Certain of the classes of properties that we may acquire may be unable to maintain their profitability during periods of adverse economic conditions or low consumer confidence, which could in turn affect the ability of operators to make scheduled rent payments to us.

Seasonal revenue variations in certain asset classes will require the operators of such assets to manage cash flow properly over time to meet their non-seasonal scheduled rent payments to us.

Certain of the properties in which we may invest, including some hotels and resorts and recreation and leisure properties, are generally seasonal in nature. As a result of the seasonal nature of certain industries that may be conducted on properties we acquire, these businesses will experience seasonal variations in revenues that may require our operators to supplement revenue at their properties in order to be able to make scheduled rent payments to us. The failure of an operator or a tenant to manage its cash flow properly may result in such operator or tenant having insufficient cash on hand to make its scheduled payments to us during seasonally slow periods, which may adversely affect our cash available for distribution to stockholders.

Adverse weather conditions may affect operations of certain of the properties we acquire or reduce our operators' ability to make scheduled rent payments to us, which could reduce our cash flow from such investments.

Adverse weather conditions may influence revenues at certain types of properties we acquire, such as some hotels, resorts and recreation and leisure properties. These adverse weather conditions include heavy snowfall (or lack thereof), hurricanes, tropical storms, high winds, heat waves, frosts, drought (or merely reduced rainfall levels), excessive rain and floods. For example, adverse weather could reduce the number of people that visit properties we acquire. Certain properties may be susceptible to damage from weather conditions such as hurricanes, which damage (including but not limited to property damage and loss of revenue) is not generally insurable at commercially reasonable rates. Poor weather conditions could also disrupt operations at properties we acquire and may adversely affect both the value of our investment in a property and the ability of our tenants and operators to make their scheduled rent payments to us.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. We are not aware of any such existing requirements that we believe will have a material impact on our current operations. However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations (including those of foreign jurisdictions), a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would reduce our operating results.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions.

Our properties are generally expected to be subject to the Americans with Disabilities Act of 1990, as amended ("Disabilities Act"), or similar laws of foreign jurisdictions. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or similar laws of foreign jurisdictions or place the burden on the seller or other third party, such as a tenant, to ensure compliance with such laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for compliance with these laws may affect cash available for distributions and the amount of distributions to you.

Any apartment communities we acquire must comply with Title III of the Disabilities Act, to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the Disabilities Act. Compliance with the Disabilities Act could require removal of structural barriers to handicapped access in certain public areas of our apartment communities where such removal is readily achievable. The Disabilities Act does not, however, consider residential properties, such as apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public.

A proposed change in U.S. accounting standards for leases could reduce the overall demand to lease our properties.

The existing accounting standards for leases require lessees to classify their leases as either capital or operating leases. Under a capital lease, both the leased asset and the contractual lease obligation are recorded on the tenant's balance sheet if one of the following criteria are met: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the non-cancellable lease term is more than 75% of the useful life of the asset; or (iv) the present value of the minimum lease payments equals 90% or more of the leased property's fair value. If the terms of the lease do not meet these criteria, the lease is considered an operating lease, and no leased asset or contractual lease obligation is recorded by the lessee on its balance sheet.

In order to address concerns raised by the SEC regarding the transparency of contractual lease obligations under the existing accounting standards for operating leases, the U.S. Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") initiated a joint project to develop new guidelines for lease accounting. The FASB and IASB (collectively, the "Boards") issued an Exposure Draft on August 17, 2010 (the "Exposure Draft"), which proposes substantial changes to the current lease accounting standards if adopted in its current form, primarily by eliminating the concept of operating lease accounting. As a result, a lease asset and obligation will be recorded on the tenant's balance sheet for all lease arrangements. In addition, the Exposure Draft, if adopted in its current form, would impact the method in which contractual lease payments will be recorded. In order to mitigate the effect of the proposed lease accounting, tenants may seek to negotiate certain terms of new lease arrangements or modify terms in existing lease arrangements, such as shorter lease terms or fewer extension options, which would generally have less impact on tenants' balance sheets. Also, tenants may reassess their lease-versus-buy strategies. This could result in a greater renewal risk, shorter lease terms, a shift in the market away from leasing or making it more difficult for us to retain or obtain tenants, each of which may negatively impact our operations and ability to pay distributions.

After issuing the Exposure Draft, the Boards deliberated and made significant revisions to certain proposals in their Exposure Draft. The Boards plan to continue deliberations. The Boards have decided to reconsider their proposed lease accounting standard and plan to publish a revised Exposure Draft during the first half of 2013. A final lease accounting standard likely will not be issued before the second half of 2013.

If we invest in apartment communities, we must comply with the Fair Housing Amendment Act, which may decrease our cash flow from operations.

We also must comply with the Fair Housing Amendment Act of 1988 ("FHAA"), which requires that apartment communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors. Compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently, there has been heightened scrutiny of multifamily housing communities for compliance with the requirements of the FHAA and an increasing number of substantial enforcement actions and private lawsuits have been brought against apartment communities to ensure compliance with these requirements. Noncompliance with the FHAA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys' fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

When we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash or in exchange for other property. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser and will be subject to remedies provided by law, which could negatively impact distributions to our stockholders. There are no limitations or restrictions on our ability to take purchase money obligations. We may, therefore, take a purchase money obligation secured by a mortgage as partial payment for the purchase price of a property. The terms of payment to us generally will be affected by custom in the area where the property being sold is located and the then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to make distributions to our stockholders.

Risks Associated with Debt Financing

We incur mortgage indebtedness and other borrowings, which increases our business risks.

We have and anticipate that we will continue to acquire real properties and other real estate-related investments by using either existing financing or borrowing new funds. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of our real properties to obtain funds to acquire additional properties and other investments and for payment of distributions to stockholders. We also may borrow funds for payment of distributions to stockholders, in particular if necessary to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for federal income tax purposes and/or avoid federal income tax.

There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness shall not exceed 300% of our "net assets" (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors.

In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to individual real estate assets. As a result, we expect to borrow more than 75% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is prudent. For these purposes, the value of our assets is based on methodologies and policies determined by the board of directors and may include, but do not require, independent appraisals.

We do not intend to incur mortgage debt on a particular real property unless we believe the property's projected cash flow is sufficient to service the mortgage debt. However, if there is a shortfall in cash flow available to service our mortgage debt, then the amount available for distributions to stockholders may be affected. In addition, incurring mortgage debt increases the risk of loss because (1) loss in investment value is generally borne entirely by the borrower until such time as the investment value declines below the principal balance of the associated debt and (2) defaults on indebtedness secured by a property may result in foreclosure actions initiated by lenders and our loss of the property securing the loan that is in default. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds from the foreclosure. We may give full or partial guarantees to lenders of mortgage debt to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one real property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to make distributions to our stockholders will be adversely affected. In addition, because our goal is to be in a position to liquidate our assets within three to six years after the termination of the Offerings, our approach to investing in properties utilizing leverage in order to accomplish our investment objectives over this period of time may present more risks to investors than comparable real estate programs that have a longer intended duration and that do not utilize borrowing to the same degree.

If mortgage debt is unavailable at reasonable rates, we may not be able to refinance our properties, which could reduce the amount of cash distributions we can make.

When we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties at reasonable rates and our income could be reduced. If this occurs, it would reduce cash available for distribution to our stockholders, and it may prevent us from borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

In connection with obtaining financing, a lender could impose restrictions on us that affect our ability to incur additional debt and our distribution and operating policies. In general, we expect our loan agreements to restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Loan documents we enter may contain other customary negative covenants that may limit our ability to further mortgage the property, discontinue insurance coverage, replace Behringer Harvard Opportunity Advisors II, LLC as our Advisor or impose other limitations. Any such restriction or limitation may have an adverse effect on our operations and our ability to make distributions to you.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We may incur indebtedness that bears interest at a variable rate. In addition, from time to time we may pay mortgage loans or finance and refinance our properties in a rising interest rate environment. Accordingly, increases in interest rates could increase our interest costs, which could have an adverse effect on our operating cash flow and our ability to make distributions to you. In addition, if rising interest rates cause us to need additional capital to repay indebtedness in accordance with its terms or otherwise, we may need to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. Prolonged interest rate increases could also negatively impact our ability to make investments with positive economic returns.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions.

Some of our financing arrangements may require us to make a lump-sum or balloon payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT and/or avoid federal income tax. Any of these results would have a significant, negative impact on your investment.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment.

Our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets, but we may exceed this limit under some circumstances. Such debt may be at a level that is higher than real estate investment trusts with similar investment objectives or criteria. High debt levels could cause us to incur higher interest charges, could result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment.

Risks Related to Investments in Real Estate-Related Securities

Investments in real estate-related securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may invest in real estate-related securities of both publicly traded and private real estate companies. Our investments in real estate-related securities will involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed in this Annual Report on Form 10-K, including risks relating to rising interest rates.

Real estate-related securities are often unsecured and also may be subordinated to other obligations of the issuer. As a result, investments in real estate-related securities are subject to risks of (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities, (2) substantial market price volatility resulting from changes in prevailing interest rates in the case of traded equity securities, (3) subordination to the prior claims of banks and other senior lenders to the issuer, (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic slowdown or downturn. These risks may adversely affect the value of outstanding real estate-related securities and the ability of the issuers thereof to repay principal and interest or make distribution payments.

The types of structured debt securities in which we may invest have caused large financial losses for many investors over the past several years, and we can give no assurances that our investments in such securities will be successful.

We may invest in CMBS, collateralized debt obligations and other structured debt securities. Many of these types of investments have become illiquid and considerably less valuable over the past several years. This reduced liquidity and decrease in value caused financial hardship for many investors in these securities. Many investors did not fully appreciate the risks of such investments. We can give you no assurances that our investments in these securities will be successful.

Investments in real estate-related preferred equity securities involve a greater risk of loss than traditional debt financing.

We may invest in real estate-related preferred equity securities, which may involve a higher degree of risk than traditional debt financing due to a variety of factors, including that such investments are subordinate to traditional loans and are not secured by property underlying the investment. Furthermore, should the issuer default on our investment, we would be able to proceed only against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. As a result, we may not recover some or all of our investment.

We may make investments in non-U.S. dollar denominated securities, which will be subject to currency rates exposure and the uncertainty of foreign laws and markets.

We may purchase real estate-related securities denominated in foreign currencies. A change in foreign currency exchange rates may have an adverse impact on returns on our non-U.S. dollar denominated investments. Although we may hedge our foreign currency risk subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

We expect that a portion of any real estate-related securities investments we make will be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Certain of the real estate-related securities that we may purchase in connection with privately negotiated transactions will not be registered under the applicable securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition, except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default.

Interest rate and related risks may cause the value of our real estate-related securities investments to be reduced.

Interest rate risk is the risk that prevailing market interest rates change relative to the current yield on fixed-income securities such as preferred and debt securities, and to a lesser extent dividend-paying common stock. Generally, when market interest rates rise, the market value of these securities declines, and vice versa. In addition, when interest rates fall, issuers are more likely to repurchase their existing preferred and debt securities to take advantage of the lower cost of financing. As repurchases occur, principal is returned to the holders of the securities sooner than expected, thereby lowering the effective yield on the investment. On the other hand, when interest rates rise, issuers are more likely to maintain their existing preferred and debt securities. As a result, repurchases decrease, thereby extending the average maturity of the securities. We intend to manage interest rate risk by purchasing preferred and debt securities with maturities and repurchase provisions that are designed to match our investment objectives. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to pay distributions to you will be adversely affected.

We may acquire real estate-related securities through tender offers, which may require us to spend significant amounts of time and money that otherwise could be allocated to our operations.

We may acquire real estate-related securities through tender offers, negotiated or otherwise, in which we solicit a target company's stockholders to purchase their securities. The acquisition of these securities could require us to spend significant amounts of money that otherwise could be allocated to our operations. Additionally, in order to acquire the securities, the employees of our Advisor likely will need to devote a substantial portion of their time to pursuing the tender offer—time that otherwise could be allocated to managing our business. These consequences could adversely affect our operations and reduce the cash available for distribution to our stockholders.

The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

If we use leverage in connection with our investment in CMBS, the risk of loss associated with this type of investment will increase.

We may use leverage in connection with our investment in CMBS which may substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying securities acquired. Therefore, such financing may mature prior to the maturity of the CMBS acquired by us. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the CMBS subject to a repurchase agreement decline, we may be required to provide additional collateral or make cash payments to maintain the loan to collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying CMBS.

Our dependence on the management of other entities in which we invest may adversely affect our business.

We may not control the management, investment decisions or operations of the companies in which we may invest. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We will have no ability to affect these management decisions, and we may have only limited ability to dispose of our investments.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before making a loan to a borrower or acquiring debt or equity securities of a company, we will assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we will rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly organized or private entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

We will depend on debtors for our revenue, and, accordingly, our revenue and our ability to make distributions to you will be dependent upon the success and economic viability of such debtors.

The success of our investments in real estate-related loans, real estate-related debt securities and other real estate-related investments will materially depend on the financial stability of the debtors underlying such investments. The inability of a single major debtor or a number of smaller debtors to meet their payment obligations could result in reduced revenue or losses.

Risks Associated with Investments in Mortgage, Bridge and Mezzanine Loans

We have relatively less experience investing in mortgage, bridge, mezzanine or other loans as compared to investing directly in real property, which could adversely affect our return on loan investments.

The experience of our Advisor and its affiliates with respect to investing in mortgage, bridge, mezzanine or other loans is not as extensive as it is with respect to investments directly in real properties. However, we may continue to make such loan investments to the extent our Advisor determines that it is advantageous to us due to the state of the real estate market or in order to diversify our investment portfolio. Our less extensive experience with respect to mortgage, bridge, mezzanine or other loans could adversely affect our return on loan investments.

Our mortgage, bridge or mezzanine loans may be impacted by unfavorable real estate market conditions, which could decrease the value of those loans and the return on your investment.

If we make or invest in mortgage, bridge or mezzanine loans, we will be at risk of defaults on those loans caused by many conditions beyond our control, including local and other economic conditions affecting real estate values and interest rate levels. We do not know whether the values of the property securing the loans will remain at the levels existing on the dates of origination of the loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans.

Our mortgage, bridge or mezzanine loans will be subject to interest rate fluctuations, which could reduce our returns as compared to market interest rates and reduce the value of the loans in the event we sell them.

If we invest in fixed-rate, long-term mortgage, bridge or mezzanine loans and interest rates rise, the loans could yield a return lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that mortgage, bridge or mezzanine loans are prepaid, because we may not be able to make new loans at the previously higher interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. Finally, if we invest in variable-rate loans and interest rates increase, the value of the loans we own at such time would decrease, which would lower the proceeds we would receive in the event we sell such assets. For these reasons, if we invest in mortgage, bridge or mezzanine loans, our returns on those loans and the value of your investment will be subject to fluctuations in interest rates.

Delays in liquidating defaulted mortgage, mezzanine or bridge loans could reduce our investment returns.

If there are defaults under our loans, we may not be able to repossess and sell quickly any properties securing such loans. The resulting time delay could reduce the value of our investment in the defaulted loans. An action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of any lawsuit brought in connection with the foreclosure if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the loan.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. If borrowers of these loans are real estate developers, our investments may involve additional risks, including dependence for repayment on successful completion and operation of the project, difficulties in estimating construction or rehabilitation costs and loan terms that often require little or no amortization. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of the entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment.

Returns on our mortgage, bridge or mezzanine loans may be limited by regulations.

The mortgage, bridge or mezzanine loans in which we invest, or that we may make, may be subject to regulation by federal, state and local authorities and/or regulation by foreign jurisdictions and subject to various laws and judicial and administrative decisions. We may determine not to make mortgage, bridge or mezzanine loans in any jurisdiction in which we believe we have not complied in all material respects with applicable requirements. If we decide not to make mortgage, bridge or mezzanine loans in several jurisdictions, it could reduce the amount of income we would otherwise receive.

Foreclosures create additional ownership risks that could adversely impact our returns on mortgage investments.

If we acquire property by foreclosure following defaults under our mortgage, bridge or mezzanine loans, we will have the economic and liability risks as the owner.

The liquidation of our assets may be delayed as a result of our investment in mortgage, bridge or mezzanine loans, which could delay distributions to our stockholders.

The mezzanine and bridge loans we may purchase will be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater difficulty of recoupment in the event of a borrower's default. If our Advisor determines that it is in our best interests to make or invest in mortgage, bridge or mezzanine loans, any intended liquidation of us may be delayed beyond the time of the sale of all of our properties until all mortgage, bridge or mezzanine loans expire or are sold, because we may enter into mortgage, bridge or mezzanine loans with terms that expire after the date we intend to have sold all of our properties.

Investments that are not United States government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under our loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of our company and the price of our common stock may be adversely affected.

Federal Income Tax Risks

Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions.

In order for us to qualify as a REIT, we must satisfy certain requirements set forth in the Internal Revenue Code and Treasury Regulations and various factual matters and circumstances that are not entirely within our control. We intend to structure our activities in a manner designed to satisfy all of these requirements. However, if certain of our operations were to be recharacterized by the Internal Revenue Service, such recharacterization could jeopardize our ability to satisfy all of the requirements for qualification as a REIT and may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of qualifying.

Our qualification as a REIT depends upon our ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Internal Revenue Code. We cannot assure you that we will satisfy the REIT requirements in the future. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax on our taxable income for that year at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the distributions-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax. Our failure to qualify as a REIT would adversely affect the return on your investment.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. Our failure to qualify as a REIT would adversely affect your return on your investment.

Our investment strategy may cause us to incur penalty taxes, lose our REIT status, or own and sell properties through taxable REIT subsidiaries, each of which would diminish the return to our stockholders.

In light of our opportunistic investment strategy, it is possible that one or more sales of our properties may be considered "prohibited transactions" under the Internal Revenue Code. Any subdivision of property, such as the sale of condominiums, would almost certainly be considered such a prohibited transaction. If we are deemed to have engaged in a "prohibited transaction" (*i.e.*, we sell a property held by us primarily for sale in the ordinary course of our trade or business) all income that we derive from such sale would be subject to a 100% penalty tax. The Internal Revenue Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% penalty tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale. Given our opportunistic investment strategy, the sale of one or more of our properties may not fall within the prohibited transaction safe harbor.

If we desire to sell a property pursuant to a transaction that does not fall within the safe harbor, we may be able to avoid the 100% penalty tax if we acquired the property through a taxable REIT subsidiary ("TRS") or acquired the property and transferred it to a TRS for a non-tax business purpose prior to the sale (*i.e.*, for a reason other than the avoidance of taxes). However, there may be circumstances that prevent us from using a TRS in a transaction that does not qualify for the safe harbor. Additionally, even if it is possible to effect a property disposition through a TRS, we may decide to forgo the use of a TRS in a transaction that does not meet the safe harbor, based on our own internal analysis, the opinion of counsel or the opinion of other tax advisors that the disposition will not be subject to the 100% penalty tax. In cases where a property disposition is not effected through a TRS, the Internal Revenue Service could successfully assert that the disposition constitutes a prohibited transaction, in which event all of the net income from the sale of such property will be payable as a tax and none of the proceeds from such sale will be distributable by us to our stockholders or available for investment by us.

If we acquire a property that we anticipate will not fall within the safe harbor from the 100% penalty tax upon disposition, then we may acquire such property through a TRS in order to avoid the possibility that the sale of such property will be a prohibited transaction and subject to the 100% penalty tax. If we already own such a property directly or indirectly through an entity other than a TRS, we may contribute the property to a TRS if there is another, non-tax related business purpose for the contribution of such property to the TRS. Following the transfer of the property to a TRS, the TRS will operate the property and may sell such property and distribute the net proceeds from such sale to us, and we may distribute the net proceeds distributed to us by the TRS to our stockholders. Though a sale of the property by a TRS likely would eliminate the danger of the application of the 100% penalty tax, the TRS itself would be subject to a tax at the federal level, and potentially at the state and local levels, on the gain realized by it from the sale of the property, as well as on the income earned while the property is operated by the TRS. This tax obligation would diminish the amount of the proceeds from the sale of such property that would be distributable to our stockholders. As a result, the amount available for distribution to our stockholders would be substantially less than if the REIT had not operated and sold such property through the TRS and such transaction was not successfully characterized as a prohibited transaction. The maximum federal corporate income tax rate currently is 35%. Federal, state and local corporate income tax rates may be increased in the future, and any such increase would reduce the amount of the net proceeds available for distribution by us to our stockholders from the sale of property through a TRS after the effective date of any increase in such tax rates.

As a REIT, the value of the non-mortgage securities we hold in all of our TRSs may not exceed 25% of the value of all of our assets at the end of any calendar quarter. If the Internal Revenue Service were to determine that the value of our interests in all of our TRSs exceeded this limit at the end of any calendar quarter, then we would fail to qualify as a REIT. If we determine it to be in our best interests to own a substantial number of our properties through one or more TRSs, then it is possible that the Internal Revenue Service may conclude that the value of our interests in our TRSs exceeds 25% of the value of our total assets at the end of any calendar quarter and therefore cause us to fail to qualify as a REIT. Additionally, as a REIT, no more than 25% of our gross income with respect to any year may be from sources other than real estate. Distributions paid to us from a TRS are considered to be non-real estate income. Therefore, we may fail to qualify as a REIT if distributions from all of our TRSs, when aggregated with all other non-real estate income with respect to any one year, are more than 25% of our gross income with respect to such year. We will use all reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

Certain fees paid to us may affect our REIT status.

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the "income tests" required for REIT qualification. If this income were, in fact, treated as non-qualifying, and if the aggregate of such income and any other non-qualifying income in any taxable year ever exceeded 5% of our gross revenues for such year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status. We will use commercially reasonable efforts to structure our activities in a manner intended to satisfy the requirements for our continued qualification as a REIT. Our failure to qualify as a REIT would adversely affect the return on your investment.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, you will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the shares of common stock received.

If our operating partnership fails to maintain its status as a partnership, its income may be subject to taxation, which would reduce the cash available to us for distribution to our stockholders.

We intend to maintain the status of Behringer Harvard Opportunity OP II, our operating partnership, as a partnership for federal income tax purposes. However, if the Internal Revenue Service were to successfully challenge the status of the operating partnership as an entity taxable as a partnership, Behringer Harvard Opportunity OP II would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This could also result in our losing REIT status, and becoming subject to a corporate level tax on our income. This would substantially reduce the cash available to us to make distributions and the return on your investment. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

In certain circumstances, we may be subject to federal and state taxes, which would reduce our cash available for distribution to our stockholders.

Even if we qualify and maintain our status as a REIT, we may become subject to federal and state taxes. For example, if we have net income from a "prohibited transaction," such income will be subject to a 100% penalty tax. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our assets and pay income tax directly on such income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. We may also be subject to state and local taxes, including potentially the "margin tax" in the State of Texas, on our income or property, either directly or at the level of the operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes paid by us will reduce the cash available to us for distribution to our stockholders.

Non-U.S. income or other taxes, and a requirement to withhold any non-U.S. taxes, may apply, and, if so, the amount of net cash from operations payable to you will be reduced.

We have made investments in real estate located outside of the United States and may invest in stock or other securities of entities owning real property located outside the U.S. As a result, we may be subject to foreign (*i.e.*, non-U.S.) income taxes, stamp taxes, real property conveyance taxes, withholding taxes, and other foreign taxes or similar impositions in connection with our ownership of foreign real property or foreign securities. The country in which the real property is located may impose such taxes regardless of whether we are profitable and in addition to any U.S. income tax or other U.S. taxes imposed on profits from our investments in such real property or securities. If a foreign country imposes income taxes on profits from our investment in foreign real property or foreign securities, you will not be eligible to claim a tax credit on your U.S. federal income tax returns to offset the income taxes paid to the foreign country, and the imposition of any foreign taxes in connection with our ownership and operation of foreign real property or our investment in securities of foreign entities will reduce the amounts distributable to you. Similarly, the imposition of withholding taxes by a foreign country will reduce the amounts distributable to you. We expect the organizational costs associated with non-U.S. investments, including costs to structure the investments so as to minimize the impact of foreign taxes, will be higher than those associated with U.S. investments. Moreover, we may be required to file income tax or other information returns in foreign jurisdictions as a result of our investments made outside of the U.S. Any organizational costs and reporting requirements will increase our administrative expenses and reduce the amount of cash available for distribution to you. You are urged to consult with your own tax advisors with respect to the impact of applicable non-U.S. taxes and tax withholding requirements on an investment in our common stock.

Our foreign investments will be subject to changes in foreign tax or other laws, as well as to changes in U.S. tax laws, and such changes could negatively impact our returns from any particular investment.

We have made and expect to continue to make investments in real estate located outside of the United States. Such investments will typically be structured to minimize non-U.S. taxes, and generally include the use of holding companies. Our ownership, operation and disposition strategy with respect to non-U.S. investments will take into account foreign tax considerations. For example, it is typically advantageous from a tax perspective in non-U.S. jurisdictions to sell interests in a holding company that owns real estate rather than the real estate itself. Buyers of such entities, however, will often discount their purchase price by evaluating any inherent risks or expected tax liability in such entity. Additionally, the pool of buyers for interests in such holding companies is typically more limited than buyers of direct interests in real estate, and we may be forced to dispose of real estate directly, thus potentially incurring higher foreign taxes and negatively effecting the return on the investment.

We will also capitalize our holding companies with debt and equity to reduce foreign income and withholding taxes as appropriate and with consultation with local counsel in each jurisdiction. Such capitalization structures are complex and potentially subject to challenge by foreign and domestic taxing authorities.

We may use certain holding structures for our non-U.S. investments to accommodate the needs of one class of investors which reduce the after-tax returns to other classes of investors. For example, if we interpose an entity treated as a corporation for United States tax purposes in our chain of ownership with respect to any particular investment, U.S. tax-exempt investors will generally benefit as such investment will no longer generate unrelated business taxable income. However, if a corporate entity is interposed in a non-U.S. investment holding structure, this would prevent individual investors from claiming a foreign tax credit for any non-U.S. income taxes incurred by the corporate entity or its subsidiaries.

Foreign investments are subject to changes in foreign tax or other laws. Any such law changes may require us to modify or abandon a particular holding structure. Such changes may also lead to higher tax rates on our foreign investments than we anticipated, regardless of structuring modifications. Additionally, U.S. tax laws with respect to foreign investments are subject to change, and such changes could negatively impact our returns from any particular investment.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. You also should note that our counsel's tax opinion is based upon existing law and Treasury Regulations, applicable as of the date of its opinion, all of which are subject to change, either prospectively or retroactively.

Congress passed major federal tax legislation in 2003, with modifications to that legislation in 2005 and 2011. One of the changes effected by that legislation generally reduced the tax rate on dividends paid by corporations to individuals to a maximum of 15% prior to 2013. REIT distributions generally do not qualify for this reduced rate. The tax changes did not, however, reduce the corporate tax rates. Therefore, the maximum corporate tax rate of 35% has not been affected. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject. It is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

Equity participation in mortgage, bridge, mezzanine or other loans may result in taxable income and gains from these properties that could adversely impact our REIT status.

If we participate under a loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property for federal income tax purposes. This could affect our ability to qualify as a REIT.

Our investments in debt instruments may cause us to recognize "phantom income" for federal income tax purposes even though no cash payments have been received on the debt instruments.

It is expected that we may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for federal income tax purposes. We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value.

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable federal income tax rules even though no cash payments may be received on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to commercial mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Risks Related to Investments by Benefit Plans Subject to ERISA and Certain Tax-Exempt Entities (including IRAs)

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. If you are investing the assets of such a plan or account in our common stock, you should satisfy yourself that:

- your investment is consistent with your fiduciary obligations and other duties under ERISA and the Internal Revenue Code;

- your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's or account's investment policy;
- your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- your investment in our shares, for which no public trading market exists, is consistent with the liquidity needs of the plan or IRA;
- your investment will not produce an unrelated amount of "unrelated business taxable income" for the plan or IRA;
- you will be able to comply with the requirements under ERISA and the Internal Revenue Code to value the assets of the plan or IRA annually; and
- your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

We have adopted a valuation policy in respect of estimating the per share value of our common stock and expect to disclose such estimated value annually, but this estimated value is subject to significant limitations. Until 18 months have passed without a sale in an offering of our common stock (or other securities from which the board of directors believes the value of a share of common stock can be estimated), not including any offering of shares pursuant to a distribution reinvestment plan, or an employee benefit plan or an offering of securities issuable upon the redemption of interests in our operating partnership, we generally will use the latest gross offering price without regard to any discounts of a share of the common stock in our most recent primary offering as the per share estimated value thereof or, with respect to an offering of other securities from which the value of a share of common stock can be estimated, the value derived from the gross offering price of the other security as the per share estimated value of the common stock. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the Internal Revenue Service may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities—Market Information" of this Annual Report on Form 10-K.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment or a related party may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common shares.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

General

The following table presents certain additional information about our consolidated investments in real estate as of December 31, 2012:

Property Name	Location	Date Acquired	Approximate Rentable Square Footage or Number of Units and Total Square Feet of Units	Description	Encumbrances	Ownership Interest	Occupancy at the end of 2012	Occupancy at the end of 2011	Effective Monthly Rent per Square Foot/Unit for 2012[6]	Effective Monthly Rent per Square Foot/Unit for 2011[6]
1875 Lawrence	Denver, CO	October 28, 2008	185,000	15-story office building	$15.5 million	100%	74%	87%	$ 1.92	$ 1.67
Holstenplatz	Hamburg, Germany	June 30, 2010	80,000	8-story office	10.4 million	100%	100%	76%	1.35	1.34
Florida MOB Portfolio[1]	South Florida	October 8, 2010/October 20, 2010[1]	694,000	Medical office	32.7 million	90%[2]	80%	77%	1.76	1.77
Courtyard Kauai Coconut Beach Hotel	Kauai, Hawaii	October 20, 2010	311 Rooms[3]	Hotel	38 million	80%	69%	45%	n/a	n/a
Interchange Business Center	San Bernardino, California	November 23, 2010	667,000[4]	Industrial	9.9 million	80%	39%	29%	0.32	0.35
River Club and the Townhomes at River Club	Athens, Georiga	April 25, 2011	1,128 beds[5]	Student housing	25.2 million	85%	71%	79%	400.56	417.13
Babcock Self Storage	San Antonio, Texas	August 30, 2011	537 units	Self storage	2.2 million	85%	82%	79%	93.53	90.00
Lakes of Margate	Margate, Florida	October 19, 2011	280 units	Multifamily	15.2 million	92.5%	89%	92%	1,039.74	1,002.00
Arbors Harbor Town	Memphis, Tennessee	December 20, 2011	345 units	Multifamily	26 million	94%	94%	97%	1,052.66	1,053.27
Alte Jakobstraße	Berlin, Germany	April 5, 2012	70,000	7-story office	$8.2 million	99.7%	94%	n/a	1.06	n/a

(1) We acquired a portfolio of eight medical office buildings, known as the Original Florida MOB Portfolio on October 8, 2010. We acquired a medical office building known as Gardens Medical Pavilion on October 20, 2010. Collectively, the Original Florida MOB Portfolio and Gardens Medical Pavilion are referred to as the Florida MOB Portfolio.

(2) The Florida MOB Portfolio consists of nine Medical Office Buildings. We own 90% of each of eight of the buildings. We own 90% of a 90% JV interest in the ninth building, Gardens Medical Pavilion.

(3) The Courtyard Kauai Coconut Beach Hotel has 311 rooms and approximately 6,200 square feet (unaudited) of meeting space.

(4) On October 18, 2012, we sold one of the four industrial buildings at Interchange Business Center (134,909 square feet).

(5) The River Club and the Townhomes at River Club consists of two student housing complexes with a total of 1,128 beds.

(6) Effective montly rent is monthly rent as of December 31 and takes into account any rent concessions.

The following information generally applies to our consolidated investments in our real estate properties:

- we believe our real estate property is adequately covered by insurance and suitable for its intended purpose;
- our properties are located in markets where we are subject to competition in attracting new tenants and retaining current tenants; and
- depreciation is provided on a straight-line basis over the estimated useful life of the buildings.

Yield on Recent Investments

Capitalization rate is one method used to estimate the value of income producing properties. The annual estimated weighted average yield for a multi-tenant office asset we acquired in 2012 was approximately 6%. We calculate the estimated year one capitalization rates for our investments by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by the sum of its contract purchase price and any additional reserves funded with equity at closing. Projected net operating income is determined by taking total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income), less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of these real estate investments and our plans and projections for operation of the properties for the first twelve months following the date of acquisition. Estimated net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our non-property related general and administrative expenses. Estimated net operating income and the annual estimated yield for these real estate investments are calculated at the closing of each acquisition and do not include GAAP adjustments related to the initial carrying cost or operations that are required for financial reporting purposes and therefore are not necessarily indicative of actual future operating or GAAP results or our total return. The actual yield achieved for these real estate investments may be materially different from the estimated amount presented herein.

Geographic Diversification

The following table shows the geographic diversification of our real estate portfolio for those properties that we consolidate into our financial statements excluding properties that are classified as discontinued operations as of December 31, 2012 ($ in thousands):

Location	2012 Revenue[(1)]	Percentage of 2012 Revenue
Florida	$14,840	37%
Hawaii	10,952	27%
Georgia	4,349	11%
Tennessee	4,021	10%
Colorado	3,343	8%
International	1,567	4%
California	988	2%
Texas	495	1%
	$40,555	100%

(1) 2012 Revenue represents contractual base rental income of our office and industrial properties and does not take into account any rent concessions or prospective rent increase. It also includes revenue from our multifamily, hotel properties, student housing and self-storage excluding tenant reimbursements, without consideration of tenant contraction or termination rights.

Please see Note 2 to our Consolidated Financial Statements for information regarding how geographic concentration may be considered in the evaluation of our investments for impairment.

Tenant Diversification

As of December 31, 2012, no single tenant represented more than 10% of our revenues. As an opportunistic fund, we utilize a business model driven by investment strategy and expected performance characteristics. Accordingly, we have investments in several types of real estate, including office, hotel, multifamily, industrial, student housing and self-storage.

The following table shows the tenant diversification of our real estate portfolio for those office and industrial properties we consolidate in our financial statements as of December 31, 2012. In addition, we have approximately 700 leases at our multifamily properties at December 31, 2012. These multifamily leases are short-term in nature and are not reflected in the table below.

Tenant Diversification	Leases at December 31, 2012	Percentage of December 31, 2012 Leases	2012 Annualized Base Rent[1]	Percentage of 2012 Annualized Base Rent	Leased Rentable Sq. Ft.	Percentage of Leased Rentable Sq. Ft.
Health Care and Social Assistance	201	82%	$12,191	63%	537,003	38%
Professional, Scientific, and Technical Services	21	8%	2,576	13%	137,785	10%
Transportation and Warehousing	4	2%	2,509	13%	626,684	45%
Educational Services	5	2%	539	3%	32,518	2%
Retail Trade	8	3%	488	3%	23,863	2%
Utilities	2	1%	399	2%	13,892	1%
Finance and Insurance	3	1%	382	2%	20,124	1%
Real Estate and Rental & Leasing	3	1%	250	1%	12,725	1%
Accommodation and Food Services	1	—	4	—	272	—
	248	100%	$19,338	100%	1,404,866	100%

(1) Represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to the expiration multiplied by 12, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

Please see Note 2 to our Consolidated Financial Statements for information regarding how tenant industry diversification may be considered in the evaluation of our investments for impairment.

Future Lease Payments Table

The following table presents the future minimum base rental payments of our office and industrial properties due to us under non-cancelable leases over the next ten years at our consolidated properties as of December 31, 2012 ($ in thousands):

2013	$15,439
2014	12,078
2015	9,338
2016	6,575
2017	3,737
2018	2,430
2019	1,800
2020	1,233
2021	281
2022	268
Thereafter	423

Portfolio Lease Expirations

The following table presents lease expirations for non-cancelable leases for our consolidated office and industrial properties as of December 31, 2012 ($ in thousands):

Year of Expiration	Number of Leases Expiring	Annualized Base Rent[(1)]	Percent of Portfolio Annualized Base Rent Expiring	Leased Rentable Sq. Ft.	Percent of Portfolio Rentable Sq. Ft. Expiring
2013	56	$ 3,577	18%	317,903	23%
2014	41	3,533	18%	230,754	16%
2015	55	2,814	15%	131,003	9%
2016	39	3,063	16%	147,130	11%
2017	39	2,377	12%	102,404	7%
2018	7	1,918	10%	382,406	27%
2019	5	503	3%	22,684	2%
2020	2	1,270	7%	53,843	4%
2021	1	17	—	841	—
2022	—	—	—	—	—
Thereafter	3	266	1%	15,898	1%
Total	248	$19,338	100%	1,404,866	100%

(1) Represents the cash rental rate of base rents, excluding tenant reimbursements, in the final month prior to the expiration multiplied by 12, without consideration of tenant contraction or termination rights. Tenant reimbursements generally include payment of real estate taxes, operating expenses and common area maintenance and utility charges.

Item 3. Legal Proceedings.

We are not party to, and none of our properties are subject to, any material pending legal proceedings.

Item 4. Mine Safety Disclosure.

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

There is no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder. Unless and until our shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

We have adopted a valuation policy in respect of estimating the per share value of our common stock. For this purpose, the estimated value of our common stock is $9.50 per share as of December 31, 2012. The basis for this valuation is the gross offering price (without regard to any discounts) of a share of our common stock in the Offerings. Under our valuation policy, as amended on March 20, 2012, if we make a specially designated distribution to stockholders, the estimated value per share will be reduced by the per share amount of such specially designated distribution. On March 20, 2012, our board of directors authorized a special distribution payable to stockholders of record on April 3, 2012 in an amount of $0.50 per share. Pursuant to our valuation policy, as of April 3, 2012, the record date for the special distribution, our estimated per share value was $9.50, which reflects an adjustment to the gross offering price of $10 per share in the Follow-on Offering for payment of the special distribution.

Until 18 months (approximately September 15, 2013) have passed without a sale in an offering of our common stock (or other securities from which the board of directors believes the value of a share of common stock can be estimated), excluding any offering of shares pursuant to a distribution reinvestment plan or an employee benefit plan or an offering of securities issuance upon the redemption of interests in our operating partnership, we generally will use the latest gross offering price (without regard to any discounts) of a share of the common stock in our most recent primary offering as the per share estimated value thereof or, with respect to an offering of other securities from which the value of a share of common stock can be estimated, the value derived from the gross offering price of the other security as the per share estimated value of the common stock. As noted above, this gross offering price will be adjusted for any special distributions so designated by the board to make such an adjustment for purposes of our per share value. This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In addition, this per share valuation method is not designed to arrive at a valuation that is related to any individual or aggregated value estimates or appraisals of the value of our assets.

Holders

As of February 28, 2013, we had 26,060,612 shares of common stock outstanding held by a total of approximately 11,000 stockholders.

Distributions

We made an election to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2008. As a REIT, we must distribute at least 90% of our REIT taxable income to our stockholders annually. Our distributions to our stockholders were historically been declared on a quarterly basis and paid on a monthly basis. We have paid all or a portion of our distributions from cash on hand, borrowings, proceeds from the sale of assets and the proceeds of our offerings and may continue to pay all or a portion of our distributions from these sources. For tax purposes, 13.2% and 66.4% of the amounts distributed by us in 2012 and 2011, respectively, represented a return of capital.

Beginning June 2009 through March 2012, the declared daily distribution rate was $0.0013699 per share of common stock, which is equivalent to an annualized distribution rate of 5.0% assuming the share was purchased for $10.00. On March 20, 2012, our board of directors declared a special distribution of $0.50 per share of common stock payable to our stockholders of record as of April 3, 2012 and determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status. The special distribution payment was made on May 10, 2012. For further discussion regarding our ability to sustain the current level of our distributions, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Distributions."

The table below only shows the first six months of 2012 due to discontinuation of regular, monthly distributions. Distributions by quarter for the years ended December 31, 2012 and 2011 were as follows. (in thousands, except per share amounts):

		Distributions Paid			Cash Flow Provided by (used in)	Total Distributions	Declared Distribution
	2012[a]	Cash	Reinvested	Total	Operations	Declared	Per Share
2nd Quarter . .	Regular distribution	$ 388	$ 716	$ 1,104	$1,325	$ —	$ —
2nd Quarter . .	Special cash distribution	13,048	—	13,048	—	—	—
1st Quarter . .	Regular distribution	1,100	2,074	3,174	(831)	3,209	0.125
1st Quarter . .	Special cash distribution[b]	—	—	—	—	13,048	0.500
		$14,536	$2,790	$17,326	$ 494	$16,257	$0.625

		Distributions Paid			Cash Flow Used In		Declared Distribution
	2011	Cash	Reinvested	Total	Operations	Distributions Declared	Per Share
4th Quarter	Regular distribution	$1,046	$2,036	$ 3,082	$(1,806)	$ 3,142	$0.126
3rd Quarter	Regular distribution	1,026	2,049	3,075	5,716	3,090	0.126
2nd Quarter	Regular distribution	972	1,991	2,963	(593)	2,976	0.125
1st Quarter	Regular distribution	901	1,872	2,773	(412)	2,815	0.123
Total		$3,945	$7,948	$11,893	$ 2,905	$12,023	$0.500

(a) On March 20, 2012, our board of directors determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status.

(b) Declared amount is based upon number of stockholders as of April 3, 2012.

Distributions declared per share assumes the share was issued and outstanding each day during the period.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our equity compensation plans as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—	—	10,000,000*
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	10,000,000*

* All shares authorized for issuance pursuant to awards not yet granted under the Incentive Plan.

Share Redemption Program

Our board of directors has adopted a share redemption program that permits stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations of the program. Our board of directors can amend the provisions of our share redemption program without the approval of our stockholders.

The terms on which we redeem shares may differ between redemptions upon a stockholder's death, "qualifying disability" (as defined in the share redemption program) or confinement to a long-term care facility (collectively, "Exceptional Redemptions") and all other redemptions ("Ordinary Redemptions"). Our board of directors determined to suspend until further notice accepting Ordinary Redemptions effective April 1, 2012. Under our share redemption program in effect, the purchase price for shares redeemed pursuant to an Exceptional Redemption request is set forth below.

In the case of Exceptional Redemptions, prior to the first valuation conducted by the board of directors, or a committee thereof (the "Initial Board Valuation"), the purchase price per share for the redeemed shares will equal 90% of the difference of (a) average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original Share Price") less (b) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by the board of directors (the "Special Distributions"), distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed Shares.

On or after the Initial Board Valuation, the purchase price per share for the redeemed shares will equal the lesser of 90% of:

- the current estimated value per share (the "Valuation") as determined in accordance with the Valuation Policy; and
- the Original Share Price less any Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed Shares.

Notwithstanding the redemption prices set forth above, our board of directors may determine, whether pursuant to formulas or processes approved or set by our board of directors, the redemption price of the shares, which may differ between Ordinary Redemptions and Exceptional Redemptions;

provided, however, that we must provide at least 30 days' notice to stockholders before applying this new price determined by our board of directors.

Any shares approved for redemption will be redeemed on a periodic basis as determined from time to time by our board of directors, and no less frequently than annually. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. In addition, the cash available for redemption in any quarterly period will generally be limited to no more than $250,000, and in no event more than $1,000,000 in any twelve-month period. The redemption limitations apply to all redemptions, whether Ordinary or Exceptional Redemptions.

For the year ended December 31, 2012 our board of directors redeemed all 38 Exceptional Redemption requests received that complied with the applicable requirements and guidelines of the share redemption program for an aggregate of 116,620 shares redeemed for $1 million (approximately $8.85 per share). We have funded share redemptions with cash on hand or proceeds from the Offerings.

We have not presented information regarding submitted and unfulfilled Ordinary Redemption requests for the quarter ended December 31, 2012 as our board of directors suspended Ordinary Redemptions effective April 1, 2012 and we believe many stockholders who may otherwise desire to have their shares redeemed have not submitted a request due to the suspension of Ordinary Redemptions.

Any Ordinary Redemption requests submitted while Ordinary Redemptions are suspended will be returned to investors and must be resubmitted upon resumption of Ordinary Redemptions. If Ordinary Redemptions are resumed, we will give all stockholders notice that we are resuming Ordinary Redemptions, so that all stockholders will have an equal opportunity to submit shares for redemption. Upon resumption of Ordinary Redemptions, any redemption requests will be honored pro rata among all requests received based on funds available. Requests will not be honored on a first come, first served basis.

During the fourth quarter ended December 31, 2012, we redeemed shares as follows:

2012	Total Number of Shares Redeemed	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Be Purchased Under the Plans or Programs
October	—	$ —	—	
November	4,921	$8.53	4,921	(1)
December	—	$ —	—	—
	4,921	$8.53	4,921	(1)

(1) A description of the maximum number of shares that may be purchased under our redemption program is included in the narrative preceding this table.

Item 6. Selected Financial Data.

As of December 31, 2012, we had ten real estate investments, all of which were consolidated in our consolidated financial statements. We completed one acquisition and sold two properties during 2012. In addition, we sold one of the four industrial buildings at Interchange Business Center during 2012. As of December 31, 2011, we had 11 real estate investments including the Palms of Monterrey which was classified as held for sale in our consolidated balance sheet, nine of which were consolidated in our continuing operations. We completed four acquisitions and sold two properties during 2011. In addition, we received the early prepayment of a loan during 2011. As of December 31, 2010, we had ten real estate investments, seven of which were consolidated in our continuing operations. We completed eight acquisitions and one sale during 2010. As of December 31, 2009, we had invested in four real estate investments, three of which were consolidated in our consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K.

The selected data below has been derived from our audited consolidated financial statements (in thousands, except per share amounts).

	December 31,				
	2012	2011	2010	2009	2008
Total assets	$379,066	$447,996	$367,479	$144,937	$86,343
Notes payable	$183,308	$239,757	$175,378	$ 18,500	$18,500
Other liabilities	9,225	11,235	9,890	3,838	9,021
Behringer Harvard Opportunity REIT II, Inc. equity	175,163	182,397	171,678	119,977	58,822
Noncontrolling interest	11,370	14,607	10,533	2,622	—
Total liabilities and equity	$379,066	$447,996	$367,479	$144,937	$86,343

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Revenues	$ 44,590	$ 33,505	$ 14,464	$ 6,375	$ 913
Loss from continuing operations	(14,854)	(12,130)	(10,043)	(1,075)	(249)
Income from discontinued operations	24,081	3,497	1,861	—	—
Net income (loss)	9,227	(8,633)	(8,182)	(1,075)	(249)
Add: Net (income) loss attributable to the noncontrolling interest	(7,562)	882	755	9	—
Net income (loss) attributable to the Company	1,665	(7,751)	(7,427)	(1,066)	(249)
Basic and diluted income (loss) per share	0.06	(0.32)	(0.39)	(0.10)	(0.09)
Distributions declared per share	0.625	0.50	0.50	0.42	0.23

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto.

Executive Overview

We were formed primarily to acquire and operate commercial real estate and real estate-related assets on an opportunistic basis. In particular, we focus generally on acquiring commercial properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets and submarkets with high growth potential, and those available from sellers who are distressed or face time-sensitive deadlines. In addition, our opportunistic investment strategy may also include investments in loans secured by or related to real estate at more attractive rates of current return than have been available for some time. Such loan investments may have capital gain characteristics, whether as a result of a discount purchase or related equity participations. We may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily, and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction, and may include multifamily properties purchased for conversion into condominiums or single-tenant properties that may be converted for multi-tenant use. Further, we may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. We also may originate or invest in collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans, or in entities that make investments similar to the foregoing. We expect to make our investments in or in respect of real estate assets located in the United States and other countries based on current market conditions.

We commenced an initial public offering of up to 125,000,000 shares of our common stock on January 21, 2008 in the Initial Offering, of which 25,000,000 shares were offered pursuant to DRP. On July 3, 2011, the Initial Offering terminated in accordance with its terms. On July 5, 2011, we commenced a follow-on public offering of up to 75,000,000 shares of our common stock of which 25,000,000 shares were offered pursuant to the DRP. We terminated the primary portion of the Follow-On Offering effective March 15, 2012 and the DRP component effective April 3, 2012. We raised gross offering proceeds of approximately $265.3 million from the sale of approximately 26.7 million shares under the Offerings, including shares sold under the DRP.

Market Outlook

During 2012, the U.S. economic recovery, although still slow by most measures, survived uncertainties over the general election and the fiscal cliff and exhibited visible improvements in many fundamentals. One of the more important factors was the stabilization of the housing sector, a sector that historically has been important in prior economic recoveries. In the second half of the year, home price indexes for the largest 20 cities in the U.S. had recovered to 2003 levels. While these are still not at pre-recession highs, these are levels that show improvement in inventories, foreclosures and distressed sales. With recent government initiatives to encourage private investment of single family homes, many analysts are projecting a faster pace to clear the supply of foreclosed and vacant properties. Other improvements were made in factory output, particularly autos and other durable goods, corporate profits and modest gains in employment. Regarding employment, the economy averaged 165,000 new jobs in the fourth quarter of 2012, higher than prior quarters, but because that is barely exceeding new workers entering the market, it is a level that is consistent with a slow, gradual recovery. The European debt crisis and uncertainty over sovereign defaults and departures from the Euro and European Union continue to create uncertainty. In China, where concerns that a decline in its growth could hurt the global recovery, a favorable December 2012 economic report buoyed confidence. Global growth, as forecast by the World Bank, is projected at 2.4% for 2013. This compares to an expected 2.3% for 2012 and while less than earlier projections, is not expected to be a serious drag on the U.S.

Offsetting these factors and likely contributors to a slower, moderate recovery are uneven private consumption, as individual savings rates continue to rise; continued decline in new business creation, as investors are reluctant to increase their risk capital; and decreases in the labor force, as the long term unemployed are not returning to the work force and may be structurally unemployed. Also, there is concern over the consequences and uncertainty related to political gridlock, which was reported as a major factor in the negative GDP report for the fourth quarter of 2012. The debate over the debt limit appears to be continuing for an extended period and risks a downgrade of U.S. credit and increased borrowing costs. The federal government has not passed a budget in the last four years and appears to be in a prolonged debate over spending and tax levels. We believe that businesses and consumers tend to be very conservative when confronted with these kinds of issues, which could disrupt what could otherwise be a stronger recovery. On a net basis, we believe the U.S. economy can overcome a certain degree of these issues, and with most analysts, we expect a moderate, but uneven U.S. growth for the near term. However, these issues have the potential to be very significant to the economy.

A portion of our portfolio is currently invested in nine medical office buildings. The demand for health care services, and consequently health care properties, is projected to increase in the near future. The Centers for Medicare and Medicaid Services project that national health care expenditures will rise to $3.3 trillion in 2015, or 18.2% of gross domestic product. The annual growth in national health expenditures for 2013 through 2021 is expected to be 5.9%. While demographics are the primary driver of demand, economic conditions and availability of services contribute to health care service utilization rates. We believe the health care property market may be less susceptible to fluctuations and economic downturns relative to other property sectors.

The total U.S. population is projected to increase by 18.6% through 2030. The population aged 65 and over is projected to increase by 78.3% through 2030. This population is an important component of health care utilization. Most health care services are provided within a health care facility such as a hospital, a physician's office or a senior housing facility.

The Company owns an interest in one hotel property. Smith Travel Research indicates that the 2012 national overall occupancy rate for hospitality properties in the United States increased from 60.1% in the fourth quarter of 2011 to 61.4% at the end of 2012 and the national overall Average Daily Rate ("ADR") increased from $101.64 in the fourth quarter of 2011 to $106.10 at the end of 2012. The hotel industry is expected to see continued modest growth in 2013. If the economy continues to improve, we expect room rates for hotels to increase since increased demand for hotel rooms generally correlates with growth in the U.S. gross domestic product (GDP). Compared to the prior year, Courtyard Kauai at Coconut Beach Hotel experienced a double digit increase in occupancy rate and an approximately 7% increase in ADR.

Although a slower U.S. economy may provide some resistance, primarily with respect to overall job growth and personal disposable income, the multifamily sector demonstrated strong growth in 2012 and favorable demand/supply fundamentals should still support reasonable growth in the near term. The recent multifamily performance appears consistent with historical trends where multifamily tends to be a better performer than other real estate investments during periods of economic recovery. Further from a demand perspective, the demographics for the targeted multifamily renter, the age group from 20 to 34 years old, are still positive in the sector. This group is growing in size and while the other age segments have experienced employment declines, the 20 to 34 year old segment's aggregate employment has increased. Further, while this age group in previous economic cycles experienced increasing single family home ownership, higher credit standards for single family mortgages and more reluctance to commit to home ownership are currently leading to more rental demand. At the same time on the supply side, developments of new multifamily communities decreased substantially since 2008, such that supply has not been keeping up with demand. We believe that this demand will lead to increased development activity; however, since high quality multifamily developments can take 18 to 36 months to entitle, permit and construct, we believe there is, even in the most aggressive outlook, a continued window of limited supply. Accordingly, many analysts are still projecting continued multifamily rental growth, albeit at a slower pace. However, multifamily performance is highly correlated with job and income growth. Some analysts' reports are already starting to indicate for certain markets that renting is starting to lose its cost advantage over home ownership and that rental increases will eventually hit limits in relation to disposable income. While the overall factors noted above should still position the multifamily sector to perform better in a slow growth environment, eventually the multifamily sector will need stronger employment and disposable consumer income and household formation to maintain rental growth. As of December 31, 2012, a portion of our portfolio is invested in two multifamily properties. Subsequently, we acquired a 95% interest in Wimberly at Deerwood, a 322-unit multifamily community in Jacksonville, Florida on February 19, 2013.

Current interest rates and the availability of financing are also favorable factors in the multifamily sector. During 2012, five and ten year treasury rates have declined approximately 13% and 6%, respectively, and as of December 31, 2012, are approximately 0.7% and 1.8%, respectively. While these rates have increased slightly since the start of 2013, where the ten year treasury has approached a 2.0% level, rates are still low by historical measures. Government sponsored entities have been a core source for multifamily financing, providing a base level of support for the sector. However, lender competition for multifamily financing, particularly high quality, stabilized communities, has also added to the favorable financing environment. In addition to government sponsored entities, insurance companies and commercial banks have been aggressive lenders in our sector.

Unlike traditional multifamily housing, all leases for student housing property typically commence and terminate on the same dates. In the case of our typical student housing leases, this date coincides with the commencement of the fall academic term with the leases typically terminating at the completion of the last summer school session of the academic year. As such, we must re-lease each property in its entirety each year, resulting in significant turnover in our tenant population from year to year. As a result, we are highly dependent upon the effectiveness of our marketing and leasing efforts during the annual leasing season that typically begins in January and ends in August of each year. Our properties' occupancy rates are therefore typically relatively stable during the August to July academic year, but are susceptible to fluctuation at the commencement of each new academic year, which may be greater than the fluctuation in occupancy rates experienced by traditional multifamily properties. A portion of our portfolio is currently invested in two student housing complexes.

Although the current outlook on these trends is favorable, there are risks. As discussed above, the U.S. political deadlock over the debt ceiling, tax policy and government spending levels could jeopardize the U.S. credit rating and the level of domestic interest rates. The European debt crisis continues to create uncertainty. There is a high risk that the higher-risk European countries could face new pressures over proposed austerity measures or levels of sovereign borrowings or that new problem countries could surface such as the recent events in Cyprus. Any of these domestic or global issues could slow growth or push the U.S. into a recession, which could affect the amount of capital available or the costs charged for financings. Specifically related to the multifamily sector, changes related to GSE's distribution policy to the U.S. Government and other regulatory restrictions could result in less multifamily debt capital and potentially higher borrowing costs.

Liquidity and Capital Resources

Our principal demands for funds will be for the (a) acquisition of real estate and real estate-related assets, (b) payment of operating expenses and (c) payment of interest on our outstanding indebtedness. Generally, we expect to meet cash needs for the payment of operating expenses and interest on our outstanding indebtedness from our cash flow from operations. To the extent that our cash flow from operations is not sufficient to cover our operating expenses, interest on our outstanding indebtedness, redemptions or distributions, we expect to use borrowings and asset sales to fund such needs.

We continually evaluate our liquidity and ability to fund future operations and debt obligations. As part of those analyses, we consider lease expirations and other factors. Leases at our consolidated office and industrial properties representing 18% of our annualized base rent will expire by the end of 2013. As a normal course of business, we are pursuing renewals, extensions and new leases. If we are unable to renew or extend the expiring leases under similar terms or are unable to negotiate new leases, it would negatively impact our liquidity and adversely affect our ability to fund our ongoing operations. See "Item 2. Properties"

We expect to fund our short-term liquidity requirements by using cash on hand, cash flow from the operations of our investments and asset sales. Operating cash flows are expected to increase as additional real estate assets are added to the portfolio and our existing portfolio stabilizes. Although we intend to diversify our real estate portfolio, to the extent our portfolio is concentrated in certain geographic regions, types of assets, industries or business sectors, downturns relating generally to such regions, assets, industry or business sectors may result in tenants defaulting on their lease obligations at a number of our properties within a short time period. Such defaults could negatively affect our liquidity and adversely affect our ability to fund our ongoing operations.

We may, but are not required to, establish capital reserves from cash flow generated by operating properties and other investments, or net sale proceeds from the sale of our properties and other investments. Capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may establish its own criteria for escrow of capital reserves.

We intend to borrow money to acquire properties and make other investments. There is no limitation on the amount we may invest in any single property or other asset or on the amount we can borrow for the purchase of any individual property or other investment. Under our charter, the maximum amount of our indebtedness is limited to 300% of our "net assets" (as defined by our charter) as of the date of any borrowing; however, we may exceed that limit if approved by a majority of our independent directors. In addition to our charter limitation, our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 75% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests. Our policy limitation, however, does not apply to individual real estate assets.

Commercial real estate debt markets have experienced volatility and uncertainty as a result of certain related factors, including the tightening of underwriting standards by lenders and credit rating agencies, macro-economic issues related to fiscal, tax and regulatory policies and global financial issues arising from the European debt crisis and recessionary implications. Should the overall cost of borrowings increase, either by increases in the index rates or by increases in lender spreads, we will need to factor such increases into the economics of our acquisitions, developments and investments. This may result in our investment operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders. In addition, the dislocations in the debt markets have reduced the amount of capital that is available to finance real estate, which in turn: (a) leads to a decline in real estate values generally; (b) slows real estate transaction activity; (c) reduces the loan to value ratio upon which lenders are willing to extend debt; and (d) results in difficulty in refinancing debt as it becomes due, all of which may reasonably be expected to have a material adverse impact on the value of real estate investments and the revenues, income or cash flow from the operations of real properties and mortgage loans. In addition, the current state of the debt markets has negatively impacted our ability to raise equity capital.

Debt Financings

We may, from time to time, obtain mortgage, bridge or mezzanine loans for acquisitions and investments, as well as property development. We may obtain financing at the time an asset is acquired or an investment is made or at such later time as determined to be necessary, depending on multiple factors.

At December 31, 2012, our notes payable balance was $183.3 million with a weighted average interest rate of 4.1%. $9.9 million of our notes payable at December 31, 2012 will mature over the next two years. Effective December 14, 2012, we entered into a new loan secured by our 1875 Lawrence property. The maturity date of the new loan is January 1, 2016, with one extension option of 12 months subject to certain conditions under the loan. The initial advance under the new loan agreement was $15.5 million and was used to repay the previous loan. The remaining amount of $4.6 million under the loan agreement will be used for capital expenditures, tenant improvements, and leasing commission costs for the property. The three-year loan bears interest at LIBOR plus 5.35% and requires interest-only payments. The loan may be prepaid in whole (but not in part) at any time but if prepaid during the first 15 months additional prepayment fees are required. The loan is nonrecourse except for customary carve-outs and is secured by a first mortgage lien on the assets of 1875 Lawrence. We have guaranteed payment of certain recourse liabilities with respect to certain customary nonrecourse carveouts as set forth in the guaranties in favor of the unaffiliated lenders with respect to the notes payable related to the Courtyard Kauai at Coconut Beach Hotel. For the year ended December 31, 2012, we sold two assets and one of the four industrial buildings at Interchange Business Center to an unaffiliated third party and used the proceeds from the sales to satisfy the existing indebtedness of $55.4 million associated with the properties. As of December 31, 2011, our outstanding note payable balance was $239.8 million.

Our loan agreements stipulate that we comply with certain reporting and financial covenants. These covenants include, among other things, maintaining minimum debt service coverage ratios and liquidity. As of December 31, 2012, we believe we were in compliance with the debt covenants under our loan agreements.

One of our principal long-term liquidity requirements includes the repayment of maturing debt. The following table provides information with respect to the maturities and scheduled principal repayments of our indebtedness as of December 31, 2012. The table does not represent any extension options ($ in thousands).

	Payments Due by Period						
	2013	2014	2015	2016	2017	Thereafter	Total
Principal payments—variable rate debt	$ 9,882	$ —	$38,000	$15,500	$ —	$ —	$ 63,382
Principal payments—fixed rate debt	1,987	2,585	19,818	18,672	13,206	63,658	119,926
Interest payments—variable rate debt (based on rates in effect as of December 31, 2012)	2,001	1,345	1,294	74	—	—	4,714
Interest payments—fixed rate debt	5,508	5,380	5,055	3,917	3,751	3,592	27,203
Operating leases[1]	293	293	301	301	301	21,227	22,716
Total	$19,671	$9,603	$64,468	$38,464	$17,258	$88,477	$237,941

[1] Our operating leases consist of ground leases on each of eight buildings acquired in connection with the purchase of the Original Florida MOB Portfolio. Each ground lease is for a term of 50 years, with a 25-year extension option. The annual payment for each ground lease increases by 10% every five years.

Results of Operations

Year ended December 31, 2012 as compared to the year ended December 31, 2011

As of December 31, 2012, we had ten real estate investments, all of which were consolidated in our consolidated financial statements. We completed one acquisition and sold two properties during 2012. In addition, we sold one of the four industrial buildings at Interchange Business Center during 2012. As of December 31, 2011, we had 11 real estate investments, nine of which were consolidated in our continuing operations. We completed four acquisitions and sold two properties during 2011. In addition, we received the early prepayment of a loan during 2011.

Continuing Operations

Our results of operations for the respective periods presented primarily reflect increases in most categories due to the growth of our portfolio in each period presented. Management expects increases in most categories in the near future as we purchase additional real estate and real estate-related assets and as we begin to realize the full year impact of our acquisitions.

Revenues. Revenues for the year ended December 31, 2012 were $44.6 million, an increase of $11.1 million from the year ended December 31, 2011. The change in revenue is primarily due to:

- an increase in rental revenue of $9.6 million of which approximately $7.1 million was due to reporting a full year of our 2011 acquisitions of Arbors Harbor Town and Lakes of Margate and the remaining increase was due to the other 2011 acquistions; and
- an increase of hotel revenue of $4.4 million at the Courtyard Kauai at Coconut Beach Hotel due to completion of the planned renovation.
- For the year ended December 31, 2011, we earned interest income from our real estate loan receivable of $2.9 million, all of which was related to the PAL Loan (financing for ten U.S. Army installations). On August 15, 2011, the debtor associated with the PAL Loan exercised its option to prepay the entire balance of the loan.

Property Operating Expenses. Property operating expenses for the year ended December 31, 2012 and 2011 were $22.4 million and $16.9 million, respectively. Annual property operating expenses for 2012 increased $5.5 million over the same period in 2011. Approximately $2.7 million of this increase is a result of our 2011 acquisitions and $2.3 million is primarily due to increased activity at the Courtyard Kauai at Coconut Beach Hotel during 2012.

Interest Expense. Interest expense for the year ended December 31, 2012 was $9.1 million as opposed to $6.7 million for December 31, 2011. Annual interest expense for 2012 increased $2.4 million over the same period in 2011. The increase is a result of our 2011 and 2012 acquisitions and their related financing.

Real Estate Taxes. Real estate taxes for the year ended December 31, 2012 and 2011 were $4.5 million and $3.3 million, respectively. Annual real estate taxes for 2012 increased $1.2 million over the same period in 2011. The increase is a result of our 2011 acquisitions of Arbors Harbor Town and Lakes of Margate.

Property Management Fees. Property management fees for the year ended December 31, 2012 and 2011 were $1.7 million and $1.1 million, respectively. Annual property management fees for 2012 increased $0.6 million over the same period in 2011. Approximately $0.3 million of this increase is a result of our 2011 acquisitions.

Asset Management Fees. Asset management fees for the year ended December 31, 2012 were $3.2 million and consisted of asset management fees related to our ten consolidated properties. Asset management fees for the year ended December 31, 2011 were $2.9 million and consisted of asset management fees related to our nine consolidated properties.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2012 were $3.2 million as compared to $2.3 million for the year ended December 31, 2011 and were comprised of auditing fees, legal fees, board of directors' fees and other administrative expenses. The increase is primarily a result of certain costs capitalized during the Offerings that are now expensed due to the termination of the offering in 2012.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2012 and 2011 were $14.8 million and $11.6 million, respectively. Annual depreciation and amortization expense for 2012 increased $3.2 million over the same period in 2011. The increase is a result of our 2011 acquisitions of Arbors Harbor Town and Lakes of Margate.

Year ended December 31, 2011 as compared to the year ended December 31, 2010

As of December 31, 2011, we had 11 real estate investments, nine of which were consolidated in our continuing operations. We completed four acquisitions and sold two properties during 2011. In addition, we received the early prepayment of a loan during 2011. As of December 31, 2010, we had ten real estate investments, six of which were consolidated in our continuing operations including a real estate loan receivable. We completed eight acquisitions including an investment in an unconsolidated joint venture and sold one investment in an unconsolidated joint venture during 2010.

Continuing Operations

Our results of operations for the respective periods presented reflect increases in most categories due to the growth of our portfolio in each period presented.

Revenues. Revenues for the year ended December 31, 2011 were $33.5 million, an increase of $19 million from December 31, 2010. The change in revenue is primarily due to:

- an increase in rental revenue of $15.5 million of which approximately $13.4 million was due to the 2010 acquisition of Florida MOB Portfolio and 2011 acquisition of River Club and the Townhomes at River Club; and
- an increase of hotel revenue of $5.6 million due to the acquisition of the Courtyard Kauai at Coconut Beach Hotel in October 2010.
- For the year ended December 31, 2011, we earned interest income from our real estate loan receivable of $2.9 million, all of which was related to the PAL Loan. For the year ended December 31, 2010, we earned $5 million of interest income from real estate loans receivable, $3.9 million of which was related to the PAL Loan and $1.1 million related to the Palms of Monterrey note receivable. On May 10, 2010, we acquired a fee simple interest in the Palms of Monterrey. The debtor associated with the PAL real estate loan receivable exercised its option to prepay the entire balance of the loan on August 15, 2011.

Property Operating Expenses. Property operating expenses for the year ended December 31, 2011 were $16.9 million and were comprised of operating expenses for nine properties we consolidated. For the year ended December 31, 2010, property operating expenses were $4.5 million and were comprised of operating expenses for the five properties we consolidated. The increase is primarily a result of our 2010 acquisitions of Courtyard Kauai at Coconut Beach Hotel and Florida MOB Portfolio.

Interest Expense. Interest expense for the year ended December 31, 2011 was $6.7 million as opposed to $1.9 million for December 31, 2010. The increase is primarily a result of our 2010 fourth quarter acquisitions and 2011 acquisition of River Club and Townhomes at River Club and their related financing.

Real Estate Taxes. Real estate taxes for the year ended December 31, 2011 were $3.3 million and were related to our nine consolidated properties. Real estate taxes for the year ended December 31, 2010 were $1.2 million and were related to our five consolidated properties. The increase is primarily a result of our 2010 acquisitions of Florida MOB Portfolio and Interchange Business Center.

Property Management Fees. Property management fees for the year ended December 31, 2011 were $1.1 million and were related to our nine consolidated properties. Property management fees for the year ended December 31, 2010 were $0.4 million and were related to our five consolidated properties. The increase is primarily a result of our 2010 acquisition of Florida MOB Portfolio.

Asset Management Fees. Asset management fees for the year ended December 31, 2011 were $2.9 million and consisted of asset management fees related to our nine consolidated properties. Asset management fees for the year ended December 31, 2010 were $1.3 million and consisted of asset management fees for three properties and the PAL Loan we consolidated.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2011 were $2.3 million, as compared to $2 million for the year ended December 31, 2010 and were comprised of auditing fees, legal fees, board of directors' fees, and other administrative expenses.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2011 was $11.6 million and was comprised of depreciation and amortization expense related to our nine consolidated properties. Depreciation and amortization expense for the year ended December 31, 2010 was $3.8 million and was comprised of depreciation and amortization related to five properties. The increase is primarily a result of our 2010 acquisition of Florida MOB Portfolio and 2011 acquisition of River Club and Townhomes at River Club.

Cash Flow Analysis

Fiscal year ended December 31, 2012 as compared to the year ended December 31, 2011

Cash used in operating activities for the year ended December 31, 2012 was $1.6 million and was primarily comprised of the net income of $9.2 million, adjusted for depreciation and amortization, including amortization of deferred financing fees of $17 million and loss on early extinguishment of debt of $1.9 million and offset by a gain on sale of discontinued operations of $29.4 million and cash used for working capital and other operating activities of approximately $0.3 million. Cash provided by operating activities for the year ended December 31, 2011 was $2.9 million and was primarily comprised of the net loss of $8.6 million, adjusted for depreciation and amortization, including amortization of deferred financing fees of $16.7 million, distribution from unconsolidated joint venture of $2.4 million and loss on early extinguishment of debt of $1 million, offset by equity in earnings of unconsolidated joint ventures of $2.7 million and a gain on sale of discontinued operations of $5.7 million.

Cash provided by investing activities for the year ended December 31, 2012 was $78.5 million, and was comprised of net proceeds from sale of discontinued operations of $101.7 million, offset by purchase of real estate of $11 million, additions of property and equipment of $13.6 million, acquisition deposits of $0.6 million and an increase in restricted cash of approximately $2 million. Cash used in investing activities for the year ended December 31, 2011 was $39.1 million, and was comprised of purchases of real estate of $79.4 million, and cash used for additions of property and equipment of approximately $12.9 million, offset by repayment of notes receivable of $25 million, proceeds from sale of discontinued operations of $14.5 million, return of investment in unconsolidated joint venture of $4.6 million and a decrease in restricted cash of $9 million.

Cash used in financing activities for the year ended December 31, 2012 was $79.4 million, and was comprised of payments to notes payable, net of proceeds and financing costs, of $58.7 million, cash distributions to our stockholders of $14.5 million, net distributions to non-controlling interest holders of $10.8 million and redemptions of common stock of $1 million, offset by the issuance of common stock, net of offering costs, of $5.6 million. Certain joint venture agreement provides for liquidating distributions based on achieving certain return metrics ("promoted interest"). As a result of the sales, two properties reached a defined return threshold which resulted in distributions to noncontrolling interest which are different from the standard pro-rata allocation percentages. Our joint venture partners earned a promoted interest in the cash flow of the properties. Cash provided by financing activities for the year ended December 31, 2011 was $66.9 million, and was comprised of proceeds from notes payable, net of payments and financing costs, of $46.8 million, the issuance of common stock, net of offering costs, of $21.2 million, net contributions from non-controlling interest holders of $5 million, offset by cash distributions to our shareholders of $3.9 million and redemptions of common stock of $2.2 million.

Fiscal year ended December 31, 2011 as compared to the year ended December 31, 2010

Cash provided by operating activities for the year ended December 31, 2011 was $2.9 million and was primarily comprised of the net loss of $8.6 million, adjusted for depreciation and amortization, including amortization of deferred financing fees of $16.7 million, distribution from unconsolidated joint venture of $2.4 million and loss on early extinguishment of debt of $1 million, offset by equity in earnings of unconsolidated joint ventures of $2.7 million and a gain on sale of discontinued operations of $5.7 million. Cash used in operating activities for the year ended December 31, 2010 was $8.2 million and was comprised primarily of the net loss of $8.2 million, the bargain purchase gain on Palms of Monterrey of $5.5 million, an increase in interest receivable for real estate loans receivable of $1.8 million, an increase in accounts payable of $1.3 million and depreciation and amortization of $6 million.

Cash used in investing activities for the year ended December 31, 2011 was $39.1 million, and was comprised of purchases of real estate of $79.4 million, and cash used for additions of property and equipment of approximately $12.9 million, offset by repayment of notes receivable of $25 million, proceeds from sale of discontinued operations of $14.5 million, return of investment in unconsolidated joint venture of $4.7 million and a decrease in restricted cash of $9 million. Cash used in investing activities for the year ended December 31, 2010 was $190.9 million and was comprised primarily of purchases of real estate of $172.5 million, investment in real estate loans receivable consisting of funding for the PAL Loan of $12.6 million and our investment in Inland Empire Distribution Center of $4.8 million.

Cash provided by financing activities for the year ended December 31, 2011 was $66.9 million, and was comprised of proceeds from notes payable, net of payments and financing costs, of $46.8 million, the issuance of common stock, net of offering costs, of $21.2 million, net contributions from non-controlling interest holders of $5 million, offset by cash distributions to our shareholders of $3.9 million and redemptions of common stock of $2.2 million. Cash provided by financing activities for the year ended December 31, 2010 was $180.9 million and was comprised primarily of proceeds from notes payable of $118.2 million, the issuance of common stock, net of offering costs, of $63.4 million, and contributions from our noncontrolling interest partners of $11.8 million.

Funds from Operations

Funds from operations ("FFO") is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts ("NAREIT") in the April 2002 "White Paper of Funds From Operations" which is net income (loss), computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property and impairments of depreciable real estate (including impairments of investments in unconsolidated joint ventures and partnerships which resulted from measurable decreases in the fair value of the depreciable real estate held by the joint venture or partnership), plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures, subsidiaries, and noncontrolling interests as one measure to evaluate our operating performance. In October 2011, NAREIT clarified the FFO definition to exclude impairment charges of depreciable real estate (including impairments of investments in unconsolidated joint ventures and partnerships which resulted from measurable decreases in the fair value of the depreciable real estate held by the joint venture or partnership). We have calculated FFO for all periods presented in accordance with this clarification.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance.

We believe that FFO is helpful to investors and our management as a measure of operating performance because it excludes depreciation and amortization, gains and losses from property dispositions, impairments of depreciable assets, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which is not immediately apparent from net income.

FFO should not be considered as an alternative to net income (loss), as an indication of our liquidity, nor as an indication of funds available to fund our cash needs, including our ability to make distributions and should be reviewed in connection with other GAAP measurements. Additionally, the exclusion of impairments limits the usefulness of FFO as a historical operating performance measure since an impairment charge indicates that operating performance has been permanently affected. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO. Our FFO as presented may not be comparable to amounts calculated by other REITs that do not define these terms in accordance with the current NAREIT definition or that interpret the definition differently.

Our calculation of FFO for the years ended December 31, 2012, 2011 and 2010 is presented below (amounts in thousands except per share amounts):

	2012	2011	2010
Net income (loss) attributable to the Company	$ 1,665	$ (7,751)	$ (7,427)
Adjustments for[1]:			
Real estate depreciation and amortization[2]	13,968	14,069	6,496
Gain on sale of real estate[3]	(19,967)	(4,539)	—
Gain on sale of investment in unconsolidated joint venture	—	(2,978)	(204)
Funds from operations (FFO)	$ (4,334)	$ (1,199)	$ (1,135)
GAAP weighted average shares:			
Basic and diluted	25,987	24,039	19,216
FFO per share	$ (0.17)	$ (0.05)	$ (0.06)
Net income (loss) per share	$ 0.06	$ (0.32)	$ (0.39)

(1) Reflects continuing operations, as well as discontinued operations.

(2) Includes our consolidated amount, as well as our pro rata share of those unconsolidated investments which we account for under the equity method of accounting and the noncontrolling interest adjustment for the third-party partners' share.

(3) For the year ended December 31, 2012, includes our proportionate share of the gain on sale of real estate related to Palms of Monterrey, Parrot's Landing and one of the four industrial buildings at Interchange Business Center. For the year ended December 31, 2011, includes our proportionate share of the gain on sale of real estate related to Archibald Business Center.

Provided below is additional information related to selected items included in net income (loss) above, which may be helpful in assessing our operating results.

- Straight-line rental revenue of $0.3 million, $0.4 million, and $0.2 million was recognized for the years ended December 31, 2012, 2011 and 2010, respectively. The noncontrolling interest portion of straight-line rental revenue for the years ended December 31, 2012, 2011 and 2010 was less than $0.1 million.
- Net above/below market lease amortization of $0.2 million, $0.3 million, and $0.8 million was recognized as an increase to rental revenue for the years ended December 31, 2012, 2011 and 2010, respectively. The noncontrolling interest portion of net above/below market lease amortization for the year ended December 31, 2012, 2011 and 2010 was less than $0.1 million.
- Amortization of deferred financing costs of $1 million, $0.9 million and $0.2 million was recognized as interest expense for our notes payable for the years ended December 31, 2012, 2011 and 2010, respectively.
- During the year ended December 31, 2010, we recognized a bargain purchase gain of $5.5 million related to our purchase of the fee simple interest in the Palms of Monterrey property. Our share of the bargain purchase gain was $5 million.
- During the year ended December 31, 2012 and 2011, we recognized loss on early extinguishment of debt of $1.9 million and $1 million, respectively, comprised of the write-off of deferred financing fees of $1 million and $0.3 million and an early termination fee of $0.9 million and $0.7 million, respectively.

In addition, cash flows generated from FFO may be used to fund all or a portion of certain capitalizable items that are excluded from FFO, such as capital expenditures and payments of principal on debt, each of which may impact the amount of cash available for distribution to our stockholders.

Distributions

Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous periods and expectations of performance for future periods. These analyses may include actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial and market conditions and other factors that our board deems relevant. The board's decision will be substantially influenced by its obligation to ensure that we maintain our status as a REIT. In light of the continued uncertainty in the global financial and real estate markets, we cannot provide assurance that we will be able to achieve expected cash flows necessary to pay distributions at any particular level, or at all.

On March 20, 2012, our board of directors declared a special distribution of $0.50 per share of common stock payable to our stockholders of record as of April 3, 2012 and determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status. The payment date for the special distribution was on May 10, 2012.

We have paid and may in the future pay some or all of our distributions from sources other than operating cash flow. We have, for example, generated cash to pay distributions from financing activities, components of which include proceeds from the Offerings and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow. We have also utilized cash from refinancing and dispositions, the components of which may represent a return of capital and/or the gains on sale. In addition, from time to time, our Advisor may agree to waive or defer all or a portion of the acquisition, asset management or other fees or incentives due to it, pay general administrative expenses or otherwise supplement investor returns in order to increase the amount of cash that we have available to pay distributions to our stockholders.

The following summarizes certain information related to the sources of recent distributions ($ in thousands):

	December 31,		
	2012	2011	2010
Total Distributions Paid[1]	$17,326	$11,893	$ 9,283
Principal Sources of Funding:			
Distribution Reinvestment Plan	$ 2,790	$ 7,948	$ 6,436
Cash flow provided by (used in) operating activities	$(1,586)	$ 2,905	$(8,237)
Cash available at the beginning of the period[2]	$80,130	$49,375	$67,509

(1) Year ending December 31, 2012, includes special cash distribution of $13 million.

(2) Represents the cash available at the beginning of the reporting period primarily attributable to excess funds raised from the issuance of common stock and borrowings, after the impact of historical operating activities, other investing and financing activities.

Total distributions paid to stockholders during the year ended December 31, 2012 were $17.3 million including DRP and consisted of the special cash distribution of $13 million and the regular distribution of $4.3 million. Cash flow provided by operations for the year ended December 31, 2011, which includes a portion of the distribution of proceeds related to the sale of Inland Empire Distribution Center, covered a portion of the payment of our cash distributions to stockholders for the period. For the year ended December 31, 2010, both cash distributions and the operating shortfalls were funded from financing activities including proceeds from the Initial Offering and borrowings. Future distributions declared and paid may exceed cash flow from operating activities or funds from operations until such time as we invest in additional real estate or real estate-related assets at favorable yields and our investments reach stabilization. For further discussion on distribution payments, please see "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Distribution."

During 2012 and 2011, our distributions were classified as follows for federal income tax purposes:

	2012	2011
Ordinary income	—	—
Capital gains	86.8%	33.6%
Return of Capital	13.2%	66.4%
Total	100.0%	100.0%

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates, including investment impairment. These estimates are based on management's historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Below is a discussion of the accounting policies that we consider to be critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of other subsidiaries over which we have control. All inter-company transactions, balances, and profits have been eliminated in consolidation. Interests in entities acquired will be evaluated based on applicable GAAP, which includes the requirement to consolidate entities deemed to be variable interest entities ("VIE") in which we are the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entity will be evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement.

There are judgments and estimates involved in determining if an entity in which we have made an investment is a VIE and, if so, whether we are the primary beneficiary. The entity is evaluated to determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions, and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment using the equity method that should in fact be consolidated, the effects of which could be material to our financial statements.

Real Estate

Upon the acquisition of real estate properties, we recognize the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their fair values. The acquisition date is the date on which we obtain control of the real estate property. The assets acquired and liabilities assumed may consist of land, inclusive of associated rights, buildings, assumed debt, identified intangible assets and liabilities and asset retirement obligations. Identified intangible assets generally consist of above-market leases, in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships. Identified intangible liabilities generally consist of below-market leases. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired. Acquisition-related costs are expensed in the period incurred. Initial valuations are subject to change until our information is finalized, which is no later than twelve months from the acquisition date.

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods believed to be used by market participants. The value of buildings is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain at the date of the debt assumption. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan using the effective interest method.

We determine the value of above-market and below-market leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases, or (b) the remaining non-cancelable lease term plus any below-market fixed rate renewal options that, based on a qualitative assessment of several factors, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal term, are reasonably assured to be exercised by the lessee for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the determined lease term.

The total value of identified real estate intangible assets acquired is further allocated to in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases, in-place tenant improvements and in-place leasing commissions to expense over the initial term of the respective leases. The tenant relationship values are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets or liabilities exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the acquired lease intangibles related to that tenant would be charged to expense.

Investment Impairments

For all of our real estate and real estate related investments, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates.

In evaluating our investments for impairment, management may use appraisals and make estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership, and the projected sales price of each of the properties. A future change in these estimates and assumptions could result in understating or overstating the carrying value of our investments, which could be material to our financial statements.

We believe the carrying value of our operating real estate is currently recoverable. Accordingly, there were no impairment charges for the year ending December 31, 2012 and 2011. However, if market conditions worsen beyond our current expectations, or if changes in our strategy significantly affect any key assumptions used in our fair value calculations, we may need to take charges in future periods for impairments related to our existing investments. Any such non-cash charges would have an adverse effect on our consolidated financial position and results of operations.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not have an impact on our financial statements except for disclosures related to fair value measurements.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, registrants will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. This guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Due to our early adoption, this guidance did not have a material impact on our financial statements.

Recent Tax Legislation regarding Cost Basis Reporting

Effective January 1, 2011, new federal income tax information reporting rules required the "cost basis" for shares involved in certain transactions to be reported to stockholders and the Internal Revenue Service. These rules apply to all shares, including shares purchased through our distribution reinvestment plan, purchased on or after January 1, 2011. More specifically, upon the transfer or redemption of any shares subject to the new reporting requirements, a broker must report both the cost basis of the shares and the gain or loss recognized on the transfer or redemption of those shares to the stockholder and to the Internal Revenue Service on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting, and shares purchased by an S-corporation on or after January 1, 2012 will be subject to the reporting requirements described above. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of the shares subject to the new reporting requirements, we will report to each stockholder and the Internal Revenue Service a description of the action and the quantitative effect of that action on the cost basis of the applicable shares on an information return.

In connection with the transfer or redemption of shares subject to the new reporting requirements (generally shares purchased on or after January 1, 2011), stockholders may identify by lot the shares that are transferred or redeemed, but shares of stockholders who do not identify specific lots in a timely manner will be transferred or redeemed on a "first in/first out" basis. Transfer statement reporting on certain transactions not otherwise subject to the reporting requirements discussed above (excluding transactions involving shares acquired before January 1, 2011) may also be required under these new rules. Transfer statements are issued between "brokers" and are not issued to stockholders or the Internal Revenue Service. Stockholders should consult their tax advisors regarding the consequences of the new information reporting rules.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, we intend to include provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include reimbursement billings for common area maintenance charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

As of December 31, 2012, we maintained approximately $3.2 million in Euro-denominated accounts at European financial institutions. We currently have two investments in Europe. As the cash is held in the same currency as the real estate assets and related loans, we believe that we are not materially exposed to any significant foreign currency fluctuations related to these accounts as it relates to ongoing property operations. Material movements in the exchange rate of Euros could materially impact distributions from our foreign investments.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to acquire properties and make loans and other permitted investments. Our management's objectives, with regard to interest rate risks, are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps, or floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate portion of our variable rate debt. Of our $183.3 million in notes payable at December 31, 2012, $63.4 million represented debt subject to variable interest rates, of which $25.4 million is subject to minimum interest rates. If our variable interest rates increased 100 basis points, we estimate that total annual interest cost, including interest expensed and interest capitalized, would increase by $0.5 million.

Interest rate caps classified as assets were reported at their combined fair value of less than $0.1 million within prepaid expenses and other assets at December 31, 2012. A 100 basis point decrease in interest rates would result in a less than $0.1 million net decrease in the fair value of our interest rate caps. A 100 basis point increase in interest rates would result in a $0.2 million net increase in the fair value of our interest rate caps.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item 8 is included in our Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2012, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of December 31, 2012, to provide reasonable assurance that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2012, the effectiveness of our internal control over financial reporting using the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls, as of December 31, 2012, were effective.

Changes in Internal Control over Financial Reporting

There has been no change in internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Because our directors take a critical role in guiding our strategic direction and overseeing our management, they must demonstrate broad-based business and professional skills and experiences, concern for the long-term interests of our stockholders, and personal integrity and judgment. In addition, our directors must have time available to devote to board activities and to enhance their knowledge of our industry. As described further below, we believe our directors have the appropriate mix of experiences, qualifications, attributes, and skills required of our board members in the context of the current needs of our company.

Robert S. Aisner, 66, served as our Chief Executive Officer from June 2008 to January 2012, as our President from our inception in January 2007 to January 2012, and one of our directors since our inception. In January 2012, Mr. Aisner was appointed Vice Chairman of the Board. In January 2013, Mr. Aisner was appointed Chairman of the Board. In addition, Mr. Aisner was appointed Chairman of the Board of Behringer Harvard Opportunity REIT I in January 2013. From January 2007 through June 2008, Mr. Aisner served as our Chief Operating Officer. In addition, Mr. Aisner has served as President (from May 2005 until February 2013), Chief Executive Officer (from June 2008 until May 2009 and from July 2009 until February 2013) and a director since June 2003 of Behringer Harvard REIT I. Mr. Aisner also has served as President from November 2004 to January 2012, Chief Executive Officer from June 2008 to January 2012, and a director since November 2004 of Behringer Harvard Opportunity REIT I, as Chief Executive Officer and a director of Behringer Harvard Multifamily REIT I since August 2006, and as President since April 2007 and Chief Executive Officer since September 2008 of Adaptive Real Estate Income Trust, Inc. ("Adaptive REIT") (formerly, Behringer Harvard Multifamily REIT II Inc.). Furthermore, Mr. Aisner serves as a Class II Director of Priority Senior Secured Income Fund, Inc., a closed-end management investment company jointly advised by Behringer Harvard and Prospect Capital Management, LLC. Mr. Aisner is also Chief Executive Officer of our Advisor and President and Co-Chief Operating Officer of our sponsor, Behringer Harvard Holdings.

Mr. Aisner has over 30 years of commercial real estate experience with acquiring, managing and disposing of properties located in the United States and other countries, including Germany, the Netherlands, England, the Bahamas and Australia. In addition to Mr. Aisner's commercial real estate experience, as an officer and director of Behringer Harvard sponsored programs and their advisors, Mr. Aisner has overseen the acquisition, structuring and management of various types of real estate-related loans, including mortgages and mezzanine loans. From 1996 until joining Behringer Harvard in 2003, Mr. Aisner served as: (i) Executive Vice President of AMLI Residential Properties Trust, formerly a New York Stock Exchange-listed REIT that focused on the development, acquisition and management of upscale apartment communities and an advisor and asset manager for institutional investors with respect to their multifamily real estate investment activities; (ii) President of AMLI Management Company, which oversaw all of AMLI's apartment operations in 80 communities; (iii) President of the AMLI Corporate Homes division that managed AMLI's corporate housing properties; (iv) Vice President of AMLI Residential Construction, a division of AMLI that performed real estate construction services; and (v) Vice President of AMLI Institutional Advisors, the AMLI division that served as institutional advisor and asset manager for institutional investors with respect to their multifamily real estate activities. Mr. Aisner also served on AMLI's Executive Committee and Investment Committee. From 1994 until 1996, Mr. Aisner owned and operated Regents Management, Inc., which had both a multifamily development and construction group and a general commercial property management group. Mr. Aisner is a member of the Board of Directors of the Association of Foreign Investors in Real Estate (AFIRE), the Board of Directors of the National Multi-Housing Council (NMHC), the Urban Land Institute (ULI) and the Pension Real Estate Association (PREA). From 1984 to 1994, Mr. Aisner served as Vice President of HRW Resources, Inc., a real estate development and management company. Mr. Aisner received a Bachelor of Arts degree from Colby College and a Masters of Business Administration degree from the University of New Hampshire.

Our board of directors has concluded that Mr. Aisner is qualified to serve as one of our directors for reasons including his more than 30 years of commercial real estate experience. This experience allows him to offer valuable insight and advice with respect to our investments and investment strategies. In addition, as the Chief Executive Officer of our Advisor and with prior experience as an executive officer of a New York Stock Exchange-listed REIT, Mr. Aisner is able to direct the board of directors to the critical issues facing our company. Further, as a director of Behringer Harvard REIT I, Behringer Harvard Multifamily REIT I, and Behringer Harvard Opportunity REIT I, he has an understanding of the requirements of serving on a public company board.

Michael J. O'Hanlon, 61, has served as our Chief Executive Officer and President since January 2012 and as one of our directors since February 2013. Mr. O'Hanlon also serves as Chief Executive Officer and President of several other Behringer Harvard—sponsored programs, including Behringer Harvard Opportunity REIT I. In addition, Mr. O'Hanlon has served as a director of Behringer Harvard Opportunity REIT I since February 2013.

Prior to his appointment as an officer of the Company, Mr. O'Hanlon was an independent director of Adaptive REIT from September 2011 through December 2011. From September 2010 to December 2011, Mr. O'Hanlon was President and Chief Operating Officer of Billingsley Company, a major Dallas, Texas based owner, operator and developer that has interests in commercial office, industrial, retail, and multifamily properties. From November 2007 to October 2009, Mr. O'Hanlon served as Chief Executive Officer and President for Inland Western Retail Real Estate Trust, Inc., a public non-traded REIT, where he was responsible for an $8.5 billion national retail and office portfolio consisting of 335 properties and 51 million square feet. From January 2005 to October 2007, Mr. O'Hanlon served as head of Asset Management for Inland Real Estate Group of Companies. In total, Mr. O'Hanlon has over 30 years of management experience with public and private firms with commercial real estate portfolios, with a broad range of responsibilities including overseeing acquisitions, dispositions, restructurings, joint ventures and capital raising, and with experience with a diverse group of real estate-related investments including multifamily and debt-related investments. Mr. O'Hanlon received a Masters of Business Administration, Finance-Money and Financial Markets degree in 1979 from Columbia University Graduate School of Business. Mr. O'Hanlon has also received a Bachelor of Science, Accounting degree in 1973 from Fordham University. Mr. O'Hanlon has served and been an active member of the Real Estate Roundtable, NAREIT, ICSC and ULI.

Our board of directors has concluded that Mr. O'Hanlon is qualified to serve as one of our directors for reasons including his over 30 years of management experience. His significant experience in commercial real estate allows him to complement the other board members in providing valuable investment advice.

Andreas K. Bremer, 56, has served as one of our independent directors since November 2007 and serves as Chairman of the German International School in Dallas since 2009. Mr. Bremer currently serves as Executive Vice President of International Capital, LLC, a position he has held since 2005. Mr. Bremer joined International Capital as its Chief Financial Officer in October 2002. International Capital specializes in acquisition, disposition, management and administration of commercial investment properties, and Mr. Bremer is responsible for all financial aspects of the company's operations. Before joining International Capital, Mr. Bremer was the Chief Financial Officer of ATLASwerks®, a leading communication software company in Dallas. He acted as a corporate finance consultant for two years at McKinsey & Co. in both the Dallas and New York offices and served as Vice President of Finance and Treasurer at Paging Network, Inc. Mr. Bremer started his career at COMMERZBANK AG in Germany and spent seven of his 13-year tenure at the company's New York and Atlanta offices. Mr. Bremer has over 20 years of financial and general management experience with extensive knowledge of corporate finance and commercial lending both in the United States and other countries, particularly Germany and holds a degree as CCIM. He was the Director of the Texas Warburg Chapter of the American Council on Germany in Dallas and, as Knight of Justice, is a member of the Order of

St. John. Mr. Bremer received a law degree from the Johannes-Gutenberg University in Mainz, Germany.

Our board of directors has concluded that Mr. Bremer is qualified to serve as one of our directors for reasons including his more than 20 years of financial and general management experience, including international corporate finance and commercial lending. Mr. Bremer has served in various financial management positions and has significant experience in acquisition, disposition, management, and administration of commercial real estate investments. In addition, Mr. Bremer's international background brings a unique perspective to our board.

Michael D. Cohen, 38, has served as our Executive Vice President since October 2011 and as one of our directors since February 2013. Mr. Cohen also serves as Executive Vice President of Behringer Harvard Holdings, and Executive Vice President—International Platform of Harvard Property Trust. Mr. Cohen also works closely with Behringer Securities LP, a subsidiary of Behringer Harvard, to develop institutional investments and manage relationships with the company's institutional investors. Mr. Cohen joined Behringer Harvard in 2005 from Crow Holdings, the investment office of the Trammell Crow Company, where he concentrated on the acquisition and management of the firm's office, retail, and hospitality assets. Mr. Cohen began his career in 1997 at Harvard Property Trust and Behringer Partners, predecessor companies to Behringer Harvard. He received a Bachelor of Business Administration degree from the University of the Pacific in Stockton, California, and a Masters degree in Business and Finance from Texas Christian University in Fort Worth, Texas. He is a member of the Association of Foreign Investors in Real Estate.

Diane S. Detering-Paddison, 53, has served as one of our independent directors since June 2009. Ms. Detering-Paddison was recently appointed Chief Strategy Officer of Cassidy Turley, one of the nation's largest commercial real estate service providers. Prior to joining Cassidy Turley, Ms. Detering-Paddison served as the Chief Operating Officer of ProLogis, an owner, manager, and developer of distribution facilities, from June 2008 until January 2009. Prior to that, Ms. Detering-Paddison was with CB Richard Ellis and Trammell Crow Company for over twenty years. During her time there, she served as Senior Vice President, Corporate and Investor Client Accounts from April 2001 until December 2004, Chief Operating Officer, Global Services from January 2005 until December 2006, and President, Global Corporate Services—Client Accounts from December 2006 until May 2008. Ms. Detering-Paddison was part of a ten member executive team that managed the merger between Trammell Crow Company and CB Richard Ellis in December 2006. Recently, the Salvation Army named Ms. Detering-Paddison to its national advisory board. Ms. Detering-Paddison is the founder of www.4wordwomen.org and the author of "Work, Love, Pray." Ms. Detering-Paddison holds a Master of Business Administration degree from the Harvard Graduate School of Business and a Bachelor of Science degree from Oregon State University where she graduated as Valedictorian.

Our board of directors has concluded that Ms. Detering-Paddison is qualified to serve as one of our directors for reasons including her more than 20 years of management experience. Ms. Detering-Paddison continues to provide advisory and consulting services in her position as Chief Strategy Officer of Cassidy Turley, and, as such, remains in tune with industry trends and issues. With her background, Ms. Detering-Paddison brings substantial insight and experience with respect to the commercial real estate industry.

Cynthia Pharr Lee, 64, has served as one of our independent directors since November 2007. Ms. Lee has served as President of C. Pharr & Company, a marketing communications consulting firm since 1993, providing strategic brand, marketing and public relations services to many real estate, construction and design firms, in addition to other corporate clients. Ms. Lee also serves as a member of the board of directors of CEC Entertainment, Inc. (CEC-NYSE) and its audit and compensation committees. A co-founder of Texas Women Ventures Fund, Ms. Lee serves on the Fund's Investment Advisory Committee and is also a board member of Southwest Venture Forum. Ms. Lee is a former president of Executive Women of Dallas and former national chairman of the Counselor's Academy of the Public Relations Society of America. From May 1989 through February 1993, Ms. Lee was president and chief executive officer of Tracy Locke/Pharr Public Relations, a division of Omnicom (NYSE). She received her Bachelor of Science degree in English (summa cum laude) and her Master of Arts degree in English from Mississippi State University.

Our board of directors has concluded that Ms. Lee is qualified to serve as one of our directors for reasons including her more than 20 years of management experience in the public relations and marketing communications industry, with significant experience working with commercial real estate and construction firms. Ms. Lee has also served on the board of directors of a New York Stock Exchange listed company, which allows her to provide valuable knowledge and insight into management issues. In addition, Ms. Lee's background complements that of our other board members and brings a unique perspective to our board.

Jeffrey P. Mayer, 56, has served as one of our independent directors since November 2007 and is chairman of our Audit Committee. Mr. Mayer is currently a consultant serving the real estate industry. He also is the owner of Mayer Financial Consulting, LLC (a Georgia Registered Investment Advisor) and is the firm's sole Investment Advisor Representative. This firm was started in 2011 to provide personal financial planning services, primarily to individuals. From 2000 until 2007, Mr. Mayer was the Chief Financial Officer of ClubCorp, Inc., a holding company that owns and operates premier golf and business clubs and destination golf resorts. He previously served as Chief Financial Officer of Bristol Hotels & Resorts in Dallas, a position he held from 1996 until the company's acquisition by Bass PLC in early 2000. Prior to joining Bristol, he was Corporate Controller at Host Marriott Corporation (formerly Marriott Corporation) and, prior to that, held various senior financial positions at Marriott Corporation. Mr. Mayer is a member of the National Association of Corporate Directors. He was a board member of the Dallas Children's Advocacy Center and chairman of the audit committee. A graduate of the College of William & Mary, he began his career as an accountant with Arthur Andersen LLP.

Our board of directors has concluded that Mr. Mayer is qualified to serve as one of our directors and as Chairman of our Audit Committee for reasons including his more than 30 years of accounting and finance experience in the commercial real estate industry. In particular, Mr. Mayer has served as Chief Financial Officer for two commercial real estate companies and has significant management experience relating to preparing and reviewing financial statements and coordinating with external auditors. Mr. Mayer continues to provide consulting services to the commercial real estate industry and is in tune with current industry trends and issues.

Executive Officers

In addition to Robert S. Aisner, Michael J. O' Hanlon, and Michael D. Cohen the following individuals serve as our executive officers:

Andrew J. Bruce, 41, was elected our Chief Financial Officer in January 2012. Mr. Bruce also serves as Chief Financial Officer of Behringer Harvard Opportunity REIT I. Mr. Bruce will continue to serve as the Senior Vice President—Capital Markets for Behringer Harvard, a role in which he has served since March 2006, and be responsible for managing the financing activities for the Behringer Harvard programs, including the structuring and placement of commercial debt for new acquisitions and developments, for the refinancing of existing debt, debt restructurings, and for fund level credit facilities. Prior to joining Behringer Harvard, from 1994 to early 2006, Mr. Bruce worked for AMLI Residential Properties Trust in Dallas and in Chicago. While at AMLI, Mr. Bruce was responsible for placing AMLI's secured and unsecured debt and for overseeing the underwriting projections for new development and co-investment projects. Mr. Bruce holds a Masters in Business Administration degree from the University of Chicago, and a CPA designation. Mr. Bruce graduated from Western Michigan University with a Bachelor of Business Administration degree. Associations that Mr. Bruce is currently affiliated with include ULI (Full Member and Inner-City Council Leader), NAREIT, and Family Gateway Affordable Housing, Inc. where he serves as a board member and Vice Chairman.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires each director, officer, and individual beneficially owning more than 10% of a registered security of the Company to file with the SEC, within specified time frames, initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of common stock of the Company. These specified time frames require the reporting of changes in ownership within two business days of the transaction giving rise to the reporting obligation. Reporting persons are required to furnish us with copies of all Section 16(a) forms filed with the SEC. Based solely on a review of the copies of such forms furnished to the Company during and with respect to the fiscal year ended December 31, 2012 or written representations that no additional forms were required, to the best of our knowledge, all required Section 16(a) filings were timely and correctly made by reporting persons during 2012.

Code of Ethics

Our board of directors has adopted a Code of Business Conduct Policy that is applicable to all members of our board of directors, our executive officers and employees of our Advisor and its affiliates. We have posted the policy on the website maintained for us at *www.behringerharvard.com*. If, in the future, we amend, modify or waive a provision in the Code of Business Conduct Policy, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by promptly posting such information on the website maintained for us as necessary.

Audit Committee Financial Expert

The Audit Committee consists of independent directors Jeffrey P. Mayer, the chairman, Andreas K. Bremer, Diane S. Detering-Paddison, and Cynthia Pharr Lee. Our board of directors has determined that Mr. Mayer is an "audit committee financial expert," as defined by the rules of the SEC. The biography of Mr. Mayer, including his relevant qualifications, is previously described in this Item 10.

Item 11. Executive Compensation.

Executive Compensation

We do not directly compensate our named executive officers, nor do we reimburse our Advisor for compensation paid to our named executive officers, for services rendered to us. Pursuant to the Third Amended and Restated Advisory Management Agreement, we pay certain management fees to our Advisor and its affiliates to compensate the Advisor for the services it provides in our day-to-day management. In addition, we reimburse certain expenses of the Advisor and its affiliates, including reimbursement for the costs of salaries and benefits of certain of their employees.

Reimbursement for the costs of salaries and benefits of our Advisor's employees relate to compensation paid to our Advisor's employees that provide services to us such as accounting, administrative or legal, for which our Advisor or its affiliates are not entitled to compensation in the form of a separate fee. A description of the fees that we pay to our Advisor and other affiliates is found in Item 13 below. Therefore, we do not have, nor has our board of directors or compensation committee considered, a compensation policy or program for our executive officers, and thus we have not included a Compensation Discussion and Analysis in this Annual Report on Form 10-K.

Directors' Compensation

We pay each of our directors who is not an employee of the Company, Behringer Harvard Opportunity Advisors II or their affiliates an annual retainer of $25,000. In addition, we pay the chairperson of the Audit Committee an annual retainer of $10,000 and the chairpersons of our Nominating and Compensation Committees annual retainers of $5,000 each. These retainers are payable quarterly in arrears. In addition, we pay each non-employee director (a) $1,000 for each board of directors or committee meeting attended in person, (b) $500 for each board of directors or committee meeting attended by telephone, and (c) $500 for each written consent considered by the director.

All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. If a director is also an employee of us, or an employee of Behringer Harvard Opportunity Advisors II or its affiliates, we do not pay compensation for services rendered as a director.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2012:

Name	Fees Earned or Paid in Cash ($)
Robert M. Behringer[1]	—
Robert S. Aisner	—
Michael D. Cohen	—
Andreas K. Bremer	$43,000[2]
Diane S. Detering-Paddison	$38,500[3]
Cynthia Pharr Lee	$44,000[4]
Jeffrey P. Mayer	$48,000[5]

(1) Robert M. Behringer resigned from the board of directors at the end of January 2013.

(2) Includes payment of $10,500 in 2012 for services rendered in 2011.

(3) Includes payment of $10,250 in 2012 for services rendered in 2011.

(4) Includes payment of $11,500 in 2012 for services rendered in 2011.

(5) Includes payment of $12,750 in 2012 for services rendered in 2011.

Incentive Award Plan

Our 2007 Amended and Restated Incentive Award Plan (the "Incentive Award Plan") was approved by the board of directors and stockholders on December 19, 2007. The Incentive Award Plan is administered by our Compensation Committee and provides for equity awards to our employees, directors and consultants and those of our Advisor and its affiliates. The Incentive Award Plan authorizes the grant of non-qualified and incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and other stock-based awards. A total of 10,000,000 shares have been authorized and reserved for issuance under our Incentive Award Plan. No awards have been issued under the Incentive Award Plan, and we currently have no plans to issue any additional awards under the Incentive Award Plan.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee served as an officer or employee of the Company or any of our subsidiaries during the fiscal year ended December 31, 2012 or formerly served as an officer of the Company or any of our subsidiaries. In addition, during the fiscal year ended December 31, 2012, none of our executive officers served as a director or member of a compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers or directors serving as a member of our board of directors or compensation committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information

The following table gives information regarding our equity compensation plans as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—	—	10,000,000*
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	10,000,000*

* All shares authorized for issuance pursuant to awards not yet granted under the Incentive Award Plan.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of February 28, 2012 regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, each of our directors, each of our executive officers, and our directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Class
Behringer Harvard Holdings, LLC[2]	22,471	*
Robert S. Aisner[3][4]	—	—
Michael J. O'Hanlon[3][5]	—	—
Andrew J. Bruce[3][6]	—	—
Michael D. Cohen[3][7]	2,762	*
Andreas K. Bremer[3]	—	—
Diane S. Detering-Paddison[3]	—	—
Cynthia Pharr Lee[3]	—	—
Jeffrey P. Mayer[3]	—	—
All directors and executive officers as a group (eight persons)[8]	2,762	*

* Represents less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group

that may be exercised within 60 days following February 28, 2012. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Does not include 1,000 shares of convertible stock owned by our Advisor, an indirect subsidiary of Behringer Harvard Holdings, LLC. Robert M. Behringer is the beneficial owner of approximately 40% of the outstanding limited liability company interests and beneficially controls the voting of approximately 85% of the outstanding limited liability company interests of Behringer Harvard Holdings, LLC.

(3) The address of Messrs. Aisner, O'Hanlon, Bruce, Cohen, Bremer, Detering-Paddison, Lee and Mayer is c/o Behringer Harvard Opportunity REIT I, Inc., 15601 Dallas Parkway, Suite 600, Addison, Texas 75001.

(4) Does not include 22,471 shares of common stock and 1,000 shares of convertible stock indirectly owned by Behringer Harvard Holdings. Mr. Aisner controls the disposition of 4% of the limited liability company interests in Behringer Harvard Holdings. Robert M. Behringer has the right to vote Mr. Aisner's interest in Behringer Harvard Holdings.

(5) Michael J. O'Hanlon was elected our Chief Executive Officer and President in January 2012 and as our director on February 1, 2013.

(6) Andrew J. Bruce was elected our Chief Financial Officer in January 2012.

(7) Michael D. Cohen was elected a director in February 1, 2013. Includes 2,762 shares owned by a trust for the benefit of Mr. Cohen's spouse. Mr. Cohen disclaims beneficial ownership of such shares.

(8) Does not include 1,000 shares of convertible stock owned by Behringer Harvard Holdings. The actual number of shares of common stock issuable upon conversion of the convertible stock is indeterminable at this time.

Item 13. Certain Relationships and Related Transactions and Director Independence.

Policies and Procedures for Transactions with Related Persons

We do not currently have written formal policies and procedures for the review, approval or ratification of transactions with related persons, as defined by Item 404 of Regulation S-K of the Exchange Act. Under that definition, transactions with related persons are transactions in which we were or are a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Related parties include any executive officers, directors, director nominees, beneficial owners of more than 5% of our voting securities, immediate family members of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed and in which such person has 10% or greater beneficial ownership interest.

However, in order to reduce or eliminate certain potential conflicts of interest, our charter contains a number of restrictions relating to (1) transactions we enter into with our Advisor and its affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. As a general rule, any related party transactions must be approved by a majority of the directors (including a majority of independent directors) not otherwise interested in the transaction. In determining whether to approve or authorize a particular related party transaction, these persons will consider whether the transaction between us and the related party is fair and reasonable to us and has terms and conditions no less favorable to us than those available from unaffiliated third parties.

Related Party Transactions

The Advisor and certain of its affiliates receive fees and compensation in connection with the acquisition, management, and sale of our assets.

Pursuant to a Dealer Manager Agreement, we engaged Behringer Securities LP ("Behringer Securities") to act as our dealer manager in connection with the Offerings. The Follow-On Offering terminated as to the primary portion on March 15, 2012 and we terminated the DRP portion of the Follow-On Offering effective April 3, 2012

Behringer Securities received commissions of up to 7% of gross offering proceeds in connection with the offerings. Behringer Securities reallowed 100% of selling commissions earned to participating broker-dealers. In addition, we paid Behringer Securities a dealer manager fee of up to 2.5% of gross offering proceeds. Pursuant to separately negotiated agreements, Behringer Securities may reallow a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to broker-dealers participating in the Offerings; provided, however, that Behringer Securities could reallow, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, conference fees and non-itemized, non-invoiced due diligence efforts and no more than 0.5% of gross offering proceeds for out-of-pocket and bona fide, separately invoiced due diligence expenses incurred as fees, costs or other expenses from third parties. Further, in special cases pursuant to separately negotiated agreements and subject to applicable limitations imposed by the Financial Industry Regulatory Authority, Behringer Securities could use a portion of its dealer manager fee to reimburse certain broker-dealers participating in the Offerings for technology costs and expenses associated with the Offerings and costs and expenses associated with the facilitation of the marketing and ownership of our shares by such broker-dealers' customers. No selling commissions, dealer manager fees or organization and offering expenses are paid for sales under the DRP. For the year ended December 31, 2012, Behringer Securities earned selling commissions and dealer manager fees of $0.4 million and $0.2 million, respectively, which were recorded as a reduction to additional paid-in capital.

We reimbursed the Advisor or its affiliates for organization and offering expenses (other than selling commissions and the dealer manager fee) incurred on our behalf in connection with the primary offering component of the Offerings. The total we are required to remit to the Advisor for organization and offering expenses (other than selling commissions and the dealer manager fee) is limited to 1.5% of the gross proceeds raised in the completed primary offering components of the Offerings as determined upon completion of the Offerings. The Advisor or its affiliates determines the amount of organization and offering expenses owed based on specific invoice identification, as well as an allocation of costs to us and other Behringer Harvard programs, based on respective equity offering results of those entities in offering.

The Advisor is required to reimburse us to the extent that the total amount spent on organization and offering expenses (other than selling commissions and the dealer manager fee) in the Offerings exceeds 1.5% of the gross proceeds raised in the primary component of the Offerings. Based on the gross proceeds from our Offerings, we have recorded a receivable from the Advisor for approximately $3.8 million of organization and offering expenses that were previously reimbursed to the Advisor. The receivable of $3.8 million is presented net of other payables of $0.5 million to the Advisor on our consolidated balance sheet. We received payment of $3.8 million from the Advisor for this receivable in March 2013.

Since our inception through December 31, 2012, approximately $16.4 million of organization and offering expenses was incurred by the Advisor or its affiliates on our behalf. Of this amount, $7.5 million has been reimbursed by us. As of December 31, 2012, we had no amounts payable to the Advisor for organization and offering expenses.

The Advisor or its affiliates will also receive acquisition and advisory fees of 2.5% of the amount paid and/or in respect of the purchase, development, construction, or improvement of each asset we acquire, including any debt attributable to those assets. The Advisor and its affiliates will also receive acquisition and advisory fees of 2.5% of the funds advanced in respect of a loan investment. We incurred acquisition and advisory fees payable to the Advisor of $0.5 million for the year ended December 31, 2012.

The Advisor or its affiliates also receive an acquisition expense reimbursement in the amount of 0.25% of (i) the funds paid for purchasing an asset, including any debt attributable to the asset, (ii) the funds for development, construction, or improvement in the case of assets that we acquire and intend to develop, construct, or improve, and (iii) the funds advanced in respect of a loan or other investment. In addition, to the extent the Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including, without limitation, accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to the Advisor of providing these services will be acquisition expenses for which we will reimburse the Advisor. We also pay third parties, or reimburse the Advisor or its affiliates, for any investment-related expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses, and other closing costs. In addition, acquisition expenses for which we will reimburse the Advisor, include any payments made to (i) a prospective seller of an asset, (ii) an agent of a prospective seller of an asset, or (iii) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, the Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent that they are dedicated to making investments for us, such as wages and benefits of the investment personnel. The Advisor and its affiliates are also responsible for paying all of the investment-related expenses that we or the Advisor or its affiliates incur that are due to third parties or related to the additional services provided by the Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition. For the year ended December 31, 2012, we incurred acquisition expense reimbursements of less than $0.1 million.

We pay the Advisor or its affiliates a debt financing fee of 1% of the amount available under any loan or line of credit made available to us. It is anticipated that the Advisor will pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. We incurred debt financing fees of $0.3 million for the year ended December 31, 2012.

We pay the Advisor or its affiliates a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project if such affiliate provides the development services and if a majority of our independent directors determines that such development fee is fair and reasonable and on terms and conditions not less favorable than those available from unaffiliated third parties. We incurred no such fees for the year ended December 31, 2012.

We pay our property manager and affiliate of the Advisor, Behringer Harvard Opportunity II Management Services, LLC ("BHO II Management"), or its affiliates, fees for the management, leasing, and construction supervision of our properties. Property management fees are 4.5% of the gross revenues of the properties managed by BHO II Management or its affiliates, plus leasing commissions based upon the customary leasing commission applicable to the same geographic location of the respective property. In the event that we contract directly with a third-party property manager in respect of a property, BHO II Management or its affiliates receives an oversight fee equal to 0.5% of the gross revenues of the property managed. In no event will BHO II Management or its affiliates receive both a property management fee and an oversight fee with respect to any particular property. In the event we own a property through a joint venture that does not pay BHO II Management directly for its services, we will pay BHO II Management a management fee or oversight fee, as applicable, based only on our economic interest in the property. We incurred and expensed property management fees or oversight fees to BHO II Management of approximately $1.2 million for the year ended December 31, 2012.

We pay the Advisor or its affiliates a monthly asset management fee of one-twelfth of 1.0% of the sum of the higher of the cost or value of each asset. For the year ended December 31, 2012, we expensed $3 million of asset management fees.

We reimburse the Advisor or its affiliates for all expenses paid or incurred by the Advisor in connection with the services provided to us, subject to the limitation that we will not reimburse the Advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2% of our average invested assets, or (ii) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period. Notwithstanding the above, we may reimburse the Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the year ended December 31, 2012, we incurred and expensed such costs for administrative services of $1.6 million.

We are dependent on Behringer Securities, the Advisor, and BHO II Management for certain services that are essential to us, including the sale of shares of our common stock, asset acquisition and disposition decisions, property management and leasing services, and other general administrative responsibilities. In the event that these companies were unable to provide us with their respective services, we would be required to obtain such services from other sources.

On November 1, 2012, we, through a wholly-owned subsidiary of our operating partnership, entered into a lease agreement with Behringer Harvard Europe Real Estate GmbH, to lease approximately 380 rentable square meters at Holstenplatz. The lease commenced on November 1, 2012 for a 14-month term with two options to extend the lease for an additional one-year terms. The annualized rent is approximately $80,000. Our management and board of directors determined that the lease was fair and reasonable to us. In addition, Michael Cohen's wife is trustee or beneficiary of several trusts that in the aggregate own a 15.3% interest in Behringer Harvard Holdings.

Independence

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the NYSE or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Behringer Harvard Opportunity REIT II, our senior management and our independent registered public accounting firm, the board has determined that the majority of the members of our board, and each member of our audit committee, compensation committee and nominating committee, is "independent" as defined by the NYSE.

Item 14. Principal Accounting Fees and Services.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP has served as our independent registered public accounting firm since January 2007. Our management believes that it is knowledgeable about our operations and accounting practices and well qualified to act as our independent registered public accounting firm.

Audit and Non-Audit Fees

The following table presents fees for professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") for the years ended December 31, 2012 and 2011 ($ in thousands):

	2012	2011
Audit Fees[1]	$426	$386
Audit-Related Fees[2]	9	238
Tax Fees[3]	5	7
All Other Fees	—	—
Total Fees	$440	$631

(1) Audit fees consist principally of fees for the audit of our annual consolidated financial statements and review of our consolidated financial statements included in our quarterly reports on Form 10-Q.

(2) Audit-related fees consist of professional services performed in connection with a review of registration statements, as amended, for the public offerings of our common stock audits and reviews of historical financial statements for property acquisitions (including compliance with the requirements of Rules 3-05, 3-06, 3-09 or 3-14) and Sarbanes-Oxley Act, Section 404 advisory services.

(3) Tax fees consist principally of assistance with matters related to tax compliance, tax planning and tax advice.

Our audit committee considers the provision of these services to be compatible with maintaining the independence of Deloitte & Touche LLP.

Audit Committee's Pre-Approval Policies and Procedures

Our audit committee must approve any fee for services to be performed by the Company's independent registered public accounting firm in advance of the service being performed. For proposed projects using the services of the Company's independent registered public accounting firm that are expected to cost under $100,000, our audit committee will be provided information to review and must approve each project prior to commencement of any work. For proposed projects using the services of the Company's independent registered public accounting firm that are expected to cost $100,000 and over, our audit committee will be provided with a detailed explanation of what is being included, and asked to approve a maximum amount for specifically identified services in each of the following categories: (1) audit fees; (2) audit-related fees; (3) tax fees; and (4) all other fees for any services allowed to be performed by the independent registered public accounting firm. If additional amounts are needed, our audit committee must approve the increased amounts prior to the previously approved maximum being reached and before the work may continue. Approval by our audit committee may be made at its regularly scheduled meetings or otherwise, including by telephonic or other electronic communications. The Company will report the status of the various types of approved services and fees, and cumulative amounts paid and owed, to our audit committee on a regular basis. Our audit committee has considered the independent registered public accounting firm's non-audit services provided to the Company and has determined that such services are compatible with maintaining its independence.

Our audit committee approved all of the services provided by, and fees paid to, Deloitte & Touche LLP during the years ended December 31, 2012 and 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) *List of Documents Filed.*

1. *Financial Statements*

   The list of the financial statements filed as part of this Annual Report on Form 10-K is set forth on page F-1 herein.

2. *Financial Statement Schedules*

   Schedule II—Valuation and Qualifying Accounts and Reserves

   Schedule III—Real Estate and Accumulated Depreciation

3. *Exhibits*

   The list of exhibits filed as part of this Annual Report on Form 10-K is submitted in the Exhibit Index following the financial statements in response to Item 601 of Regulation S-K.

(b) *Exhibits.*

The exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index attached hereto.

(c) *Financial Statement Schedules.*

All financial statement schedules, except for Schedules II, and III (see (a) 2. above), have been omitted because the required information of such schedules is not present, is not present in amounts sufficient to require a schedule, or is included in the financial statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Behringer Harvard Opportunity REIT II, Inc.

Dated: March 27, 2013

By: /s/ MICHAEL J. O'HANLON

Michael J. O'Hanlon
Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 27, 2013	/s/ ROBERT S. AISNER Robert S. Aisner *Chairman of the Board of Directors*
March 27, 2013	/s/ MICHAEL J. O'HANLON Michael J. O'Hanlon *Chief Executive Officer and Director* *(Principal Executive Officer)*
March 27, 2013	/s/ ANDREW J. BRUCE Andrew J. Bruce *Chief Financial Officer* *(Principal Financial Officer)*
March 27, 2013	/s/ S. JASON HALL S. Jason Hall *Treasurer* *(Principal Accounting Officer)*
March 27, 2013	/s/ MICHAEL D. COHEN Michael D. Cohen *Executive Vice President and Director*
March 27, 2013	/s/ ANDREAS K. BREMER Andreas K. Bremer *Director*

March 27, 2013	/s/ CYNTHIA PHARR LEE Cynthia Pharr Lee *Director*
March 27, 2013	/s/ JEFFREY P. MAYER Jeffrey P. Mayer *Director*
March 27, 2013	/s/ DIANE S. DETERING-PADDISON Diane S. Detering-Paddison *Director*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Behringer Harvard Opportunity REIT II, Inc.,
Addison, Texas

We have audited the accompanying consolidated balance sheets of Behringer Harvard Opportunity REIT II, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Behringer Harvard Opportunity REIT II, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 27, 2013

Behringer Harvard Opportunity REIT II, Inc.

Consolidated Balance Sheets

As of December 31, 2012 and 2011

(in thousands, except shares)

	2012	2011
Assets		
Real estate		
Land and improvements, net	$ 73,380	$ 86,962
Buildings and improvements, net	199,915	218,839
Real estate under development	838	105
Total real estate	274,133	305,906
Assets associated with real estate held for sale	—	29,420
Cash and cash equivalents	77,752	80,130
Restricted cash	3,491	5,616
Accounts receivable, net	3,008	1,704
Receivable from related party	3,269	3,485
Prepaid expenses and other assets	1,781	1,596
Furniture, fixtures and equipment, net	6,864	7,219
Deferred financing fees, net	3,398	4,533
Lease intangibles, net	5,370	8,387
Total assets	$379,066	$447,996
Liabilities and Equity		
Notes payable	$183,308	$239,757
Accounts payable	1,777	3,718
Acquired below-market leases, net	904	1,271
Distributions payable	—	1,069
Accrued and other liabilities	6,544	5,140
Obligations associated with real estate held for sale	—	37
Total liabilities	192,533	250,992
Commitments and contingencies		
Equity		
Preferred stock, $.0001 par value per share; 50,000,000 shares authorized, none outstanding	—	—
Convertible stock, $.0001 par value per share; 1,000 shares authorized, 1,000 outstanding	—	—
Common stock, $.0001 par value per share; 350,000,000 shares authorized, 26,060,612 and 25,267,048 shares issued and outstanding at December 31, 2012 and 2011, respectively	3	3
Additional paid-in capital	233,283	225,968
Accumulated distributions and net loss	(58,249)	(43,657)
Accumulated other comprehensive income	126	83
Total Behringer Harvard Opportunity REIT II, Inc. equity	175,163	182,397
Noncontrolling interest	11,370	14,607
Total equity	186,533	197,004
Total liabilities and equity	$379,066	$447,996

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT II, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands, except per share amounts)

	2012	2011	2010
Revenues			
Rental revenue	$ 33,638	$ 24,010	$ 8,557
Hotel revenue	10,952	6,564	954
Interest income from real estate loan receivable	—	2,931	4,953
Total revenues	44,590	33,505	14,464
Expenses:			
Property operating expenses	22,385	16,852	4,487
Interest expense	9,111	6,740	1,860
Real estate taxes	4,507	3,285	1,195
Property management fees	1,678	1,087	357
Asset management fees	3,229	2,913	1,316
General and administrative	3,205	2,323	2,031
Acquisition expense	750	4,110	9,708
Depreciation and amortization	14,809	11,646	3,760
Total expenses	59,674	48,956	24,714
Interest income, net	142	136	483
Gain on sale of investment	—	—	204
Other income (expense)	88	504	(133)
Loss from continuing operations before equity in earnings (losses) of unconsolidated joint ventures	(14,854)	(14,811)	(9,696)
Equity in earnings (losses) of unconsolidated joint ventures	—	2,681	(347)
Loss from continuing operations	(14,854)	(12,130)	(10,043)
Income from discontinued operations, including gains on disposition	24,081	3,497	1,861
Net income (loss)	9,227	(8,633)	(8,182)
Noncontrolling interest in continuing operations	1,258	1,562	900
Noncontrolling interest in discontinued operations	(8,820)	(680)	(145)
Net (income) loss attributable to the noncontrolling interest	(7,562)	882	755
Net income (loss) attributable to the Company	$ 1,665	$ (7,751)	$ (7,427)
Amounts attributable to the Company			
Continuing operations	$(13,596)	$(10,568)	$ (9,143)
Discontinuing operations	15,261	2,817	1,716
Net income (loss) attributable to the Company	$ 1,665	$ (7,751)	$ (7,427)
Weighted average shares outstanding:			
Basic and diluted	25,987	24,039	19,216
Net income (loss) per share			
Continuing operations	$ (0.52)	$ (0.44)	$ (0.48)
Discontinued operations	0.58	0.12	0.09
Basic and diluted income (loss) per share	$ 0.06	$ (0.32)	$ (0.39)
Comprehensive income (loss):			
Net income (loss)	$ 9,227	$ (8,633)	$ (8,182)
Other comprehensive income (loss):			
Unrealized gain (losses) on interest rate derivatives	21	(341)	130
Foreign currency translation gain (loss)	26	(48)	305
Total other comprehensive income (loss)	47	(389)	435
Comprehensive income (loss)	9,274	(9,022)	(7,747)
Comprehensive (income) loss attributable to noncontrolling interest	(7,566)	944	730
Comprehensive income (loss) attributable to common shareholders	$ 1,708	$ (8,078)	$ (7,017)

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT II, Inc.

Consolidated Statements of Equity

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)

	Convertible Stock		Common Stock						
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Distributions and Net (Loss)	Accumulated Other Comprehensive Income (loss)	Noncontrolling Interest	Total Equity
Balance at January 1, 2010	1	$—	14,649	$1	$126,815	$ (6,839)	$ —	$ 2,622	$122,599
Net loss						(7,427)		(755)	(8,182)
Issuance of common stock, net			7,884	1	70,190				70,191
Redemption of common stock			(203)		(1,856)				(1,856)
Distributions declared on common stock						(9,617)			(9,617)
Contributions from non-controlling interest								11,849	11,849
Distributions to noncontrolling interest								(3,208)	(3,208)
Other comprehensive income:									
Unrealized gains on interest rate derivatives							105	25	130
Foreign currency translation gain							305		305
Balance at December 31, 2010	1	—	22,330	2	195,149	(23,883)	410	10,533	$182,211
Net loss						(7,751)		(882)	(8,633)
Issuance of common stock, net			3,177	1	32,986				32,987
Redemption of common stock			(240)		(2,167)				(2,167)
Distributions declared on common stock						(12,023)			(12,023)
Contributions from noncontrolling interest								5,688	5,688
Distributions to noncontrolling interest								(670)	(670)
Other comprehensive loss:									
Unrealized losses on interest rate derivatives							(279)	(62)	(341)
Foreign currency translation loss							(48)		(48)
Balance at December 31, 2011	1	—	25,267	3	225,968	(43,657)	83	14,607	$197,004
Net income						1,665		7,562	9,227
Issuance of common stock, net			910		8,347				8,347
Redemption of common stock			(117)		(1,032)				(1,032)
Distributions declared on common stock						(16,257)			(16,257)
Contributions from noncontrolling interest								1,597	1,597
Distributions to noncontrolling interest								(12,400)	(12,400)
Other comprehensive income:									
Unrealized gains on interest rate derivatives							17	4	21
Foreign currency translation gain							26		26
Balance at December 31, 2012	1	$—	26,060	$3	$233,283	$(58,249)	$ 126	$ 11,370	$186,533

See Notes to Consolidated Financial Statements.

Behringer Harvard Opportunity REIT II, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(in thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 9,227	$ (8,633)	$ (8,182)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:			
Depreciation and amortization	15,930	15,378	5,998
Amortization of deferred financing fees	1,049	1,301	313
Equity in (earnings) losses of unconsolidated joint venture	—	(2,681)	347
Bargain purchase gain	—	—	(5,492)
Gain on sale of interest in unconsolidated joint venture	—	—	(204)
Gain on sale of discontinued operations	(29,358)	(5,673)	—
Loss on early extinguishment of debt	1,905	1,005	—
Distribution from unconsolidated joint venture	—	2,352	—
Change in operating assets and liabilities:			
Accounts receivable	(1,055)	(393)	(706)
Interest receivable-real estate loan receivable	—	2,227	(1,829)
Prepaid expenses and other assets	176	(541)	204
Accounts payable	126	29	1,331
Accrued and other liabilities	701	(527)	(83)
Net payables to related parties	199	(171)	336
Addition of lease intangibles	(486)	(768)	(270)
Cash provided by (used in) operating activities	(1,586)	2,905	(8,237)
Cash flows from investing activities:			
Acquisition deposits	(589)	—	—
Purchases of real estate	(11,039)	(79,443)	(172,526)
Investment in unconsolidated joint venture	—	—	(4,768)
Return of investment in unconsolidated joint ventures	—	4,648	652
Proceeds from sale of discontinued operations	101,654	14,487	—
Investment in real estate loans receivable	—	—	(12,594)
Additions of property and equipment	(13,646)	(12,755)	(1,374)
Repayment of real estate loans receivable	—	25,000	—
Change in restricted cash	2,125	8,986	(319)
Cash provided by (used in) investing activities	78,505	(39,077)	(190,929)
Cash flows from financing activities:			
Financing costs	(1,818)	(2,366)	(4,173)
Proceeds from notes payable	24,033	57,092	118,217
Payments on notes payable	(80,831)	(7,965)	(170)
Purchase of interest rate derivatives	—	—	(241)
Issuance of common stock	6,142	23,354	71,983
Redemptions of common stock	(1,032)	(2,167)	(1,856)
Offering costs	(567)	(2,156)	(8,621)
Distributions	(14,536)	(3,945)	(2,847)
Contributions from noncontrolling interest holders	1,597	5,688	11,849
Distributions to noncontrolling interest holders	(12,400)	(670)	(3,208)
Cash provided by (used in) financing activities	(79,412)	66,865	180,933
Effect of exchange rate changes on cash and cash equivalents	115	62	99
Net change in cash and cash equivalents	(2,378)	30,755	(18,134)
Cash and cash equivalents at beginning of year	80,130	49,375	67,509
Cash and cash equivalents at end of year	$ 77,752	$ 80,130	$ 49,375

See Notes to Consolidated Financial Statements.

1. Business and Organization

Business

Behringer Harvard Opportunity REIT II, Inc. (which may be referred to as the "Company," "we," "us," or "our") was organized as a Maryland corporation on January 9, 2007 and has elected to be taxed, and currently qualifies, as a real estate investment trust ("REIT") for federal income tax purposes.

We acquire and operate commercial real estate and real estate-related assets. In particular, we focus generally on acquiring commercial properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment, or repositioning, those located in markets and submarkets with high growth potential, and those available from sellers who are distressed or face time-sensitive deadlines. In addition, given economic conditions as of December 31, 2012, our opportunistic investment strategy also includes investments in real estate-related assets that present opportunities for higher current income. Such investments may have capital gain characteristics, whether as a result of a discount purchase or related equity participations. We may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily, and other real properties. These properties may be existing, income-producing properties, newly constructed properties, or properties under development or construction. They may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multi-tenant use. We may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise. Further, we also may originate or invest in collateralized mortgage-backed securities and mortgage, bridge or mezzanine loans, or in entities that make investments similar to the foregoing. We expect to make our investments in or in respect of real estate assets located in the United States and other countries based on our view of existing market conditions. We completed our first property acquisition, an office building located in Denver, Colorado, on October 28, 2008. As of December 31, 2012, we had ten real estate assets, all of which were consolidated into our consolidated financial statements.

Substantially all of our business is conducted through Behringer Harvard Opportunity OP II LP, a limited partnership organized in Delaware ("Behringer Harvard Opportunity OP II"). As of December 31, 2012, our wholly-owned subsidiary, BHO II, Inc., a Delaware corporation, was the sole general partner of Behringer Harvard Opportunity OP II and owned a 0.1% partnership interest in Behringer Harvard Opportunity OP II. As of December 31, 2012, our wholly-owned subsidiary, BHO Business Trust II, a Maryland business trust, was the sole limited partner of Behringer Harvard Opportunity OP II and owned the remaining 99.9% interest in Behringer Harvard Opportunity OP II.

We are externally managed and advised by Behringer Harvard Opportunity Advisors II, LLC. The Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf.

Organization

We commenced an initial public offering of up to 125,000,000 shares of our common stock on January 21, 2008 (the "Initial Offering"), of which 25,000,000 shares were offered pursuant to our distribution reinvestment plan (the "DRP"). On July 3, 2011, the Initial Offering terminated in accordance with its terms. On July 5, 2011, we commenced a follow-on public offering of up to 75,000,000 shares of our common stock (the "Follow-On Offering" and, together with the Initial

1. Business and Organization (Continued)

Offering, the "Offerings"), of which 25,000,000 shares were offered pursuant to the DRP. We terminated the primary portion of the Follow-On Offering effective March 15, 2012 and the DRP portion of the Follow-On Offering effective April 3, 2012. Through December 31, 2012, we raised gross offering proceeds of approximately $265.3 million from the sale of approximately 26.7 million shares under the Offerings, including shares sold under the DRP.

In connection with our initial capitalization, on January 19, 2007, we issued 22,471 shares of our common stock and 1,000 shares of our convertible stock to Behringer Harvard Holdings. Behringer Harvard Holdings transferred its shares of convertible stock to the Advisor on April 2, 2010. As of December 31, 2012, we had 26.1 million shares of common stock outstanding, including the 22,471 shares issued to Behringer Harvard Holdings. As of December 31, 2012, we had 1,000 shares of convertible stock issued and outstanding to the Advisor.

As of December 31, 2012, we had issued 26.7 million shares of our common stock, including 22,471 shares owned by Behringer Harvard Holdings and 2.2 million shares issued through the DRP. As of December 31, 2012, we had redeemed 0.6 million shares of our common stock.

Our common stock is not currently listed on a national securities exchange. Depending upon then prevailing market conditions, it is our intention to consider beginning the process of liquidating our assets and distributing the net proceeds to our stockholders within three to six years after the termination of the Initial Offering. If we do not begin an orderly liquidation within that period, we may seek to have our shares listed on a national securities exchange.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as purchase price allocation for real estate acquisitions, impairment of long-lived assets, depreciation and amortization, and allowance for doubtful accounts. Actual results could differ from those estimates.

Principles of Consolidation and Basis of Presentation

Our consolidated financial statements include our accounts and the accounts of other subsidiaries over which we have control. All inter-company transactions, balances, and profits have been eliminated in consolidation. Interests in entities acquired will be evaluated based on applicable GAAP, which includes the requirement to consolidate entities deemed to be variable interest entities ("VIE") in which we are the primary beneficiary. If the interest in the entity is determined not to be a VIE, then the entity will be evaluated for consolidation based on legal form, economic substance, and the extent to which we have control and/or substantive participating rights under the respective ownership agreement. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulation are in thousands of dollars and shares, respectively, unless otherwise noted.

There are judgments and estimates involved in determining if an entity in which we have made an investment is a VIE and, if so, whether we are the primary beneficiary. The entity is evaluated to

2. Summary of Significant Accounting Policies (Continued)

determine if it is a VIE by, among other things, calculating the percentage of equity being risked compared to the total equity of the entity. Determining expected future losses involves assumptions of various possibilities of the results of future operations of the entity, assigning a probability to each possibility and using a discount rate to determine the net present value of those future losses. A change in the judgments, assumptions, and estimates outlined above could result in consolidating an entity that should not be consolidated or accounting for an investment using the equity method that should in fact be consolidated, the effects of which could be material to our financial statements.

Real Estate

Upon the acquisition of real estate properties, we recognize the assets acquired, the liabilities assumed and any noncontrolling interest as of the acquisition date, measured at their fair values. The acquisition date is the date on which we obtain control of the real estate property. The assets acquired and liabilities assumed may consist of land, inclusive of associated rights, buildings, assumed debt, identified intangible assets and liabilities and asset retirement obligations. Identified intangible assets generally consist of above-market leases, in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships. Identified intangible liabilities generally consist of below-market leases. Goodwill is recognized as of the acquisition date and measured as the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired. Likewise, a bargain purchase gain is recognized in current earnings when the aggregate fair value of the consideration transferred and any noncontrolling interests in the acquiree is less than the fair value of the identifiable net assets acquired. Acquisition-related costs are expensed in the period incurred. Initial valuations are subject to change until our information is finalized, which is no later than twelve months from the acquisition date.

The fair value of the tangible assets acquired, consisting of land and buildings, is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings. Land values are derived from appraisals, and building values are calculated as replacement cost less depreciation or management's estimates of the fair value of these assets using discounted cash flow analyses or similar methods believed to be used by market participants. The value of buildings is depreciated over the estimated useful life of 25 years using the straight-line method.

We determine the fair value of assumed debt by calculating the net present value of the scheduled mortgage payments using interest rates for debt with similar terms and remaining maturities that management believes we could obtain at the date of the debt assumption. Any difference between the fair value and stated value of the assumed debt is recorded as a discount or premium and amortized over the remaining life of the loan using the effective interest method.

We determine the value of above-market and below-market leases for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) management's estimate of current market lease rates for the corresponding in-place leases, measured over a period equal to (a) the remaining non-cancelable lease term for above-market leases, or (b) the remaining non-cancelable lease term plus any below-market fixed rate renewal options that, based on a qualitative assessment of several factors, including the financial condition of the lessee, the business conditions in the industry in which the lessee operates, the economic conditions in the area in which the property is located, and the ability of the lessee to sublease the property during the renewal

2. Summary of Significant Accounting Policies (Continued)

term, are reasonably assured to be exercised by the lessee for below-market leases. We record the fair value of above-market and below-market leases as intangible assets or intangible liabilities, respectively, and amortize them as an adjustment to rental income over the determined lease term.

The total value of identified real estate intangible assets acquired is further allocated to in-place leases, in-place tenant improvements, in-place leasing commissions and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with that respective tenant. The aggregate value for tenant improvements and leasing commissions is based on estimates of these costs incurred at inception of the acquired leases, amortized through the date of acquisition. The aggregate value of in-place leases acquired and tenant relationships is determined by applying a fair value model. The estimates of fair value of in-place leases include an estimate of carrying costs during the expected lease-up periods for the respective spaces considering current market conditions. In estimating the carrying costs that would have otherwise been incurred had the leases not been in place, we include such items as real estate taxes, insurance and other operating expenses as well as lost rental revenue during the expected lease-up period based on current market conditions. The estimates of the fair value of tenant relationships also include costs to execute similar leases including leasing commissions, legal fees and tenant improvements as well as an estimate of the likelihood of renewal as determined by management on a tenant-by-tenant basis.

We amortize the value of in-place leases, in-place tenant improvements and in-place leasing commissions to expense over the initial term of the respective leases. The tenant relationship values are amortized to expense over the initial term and any anticipated renewal periods, but in no event does the amortization period for intangible assets or liabilities exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the acquired lease intangibles related to that tenant would be charged to expense.

Anticipated amortization expense associated with the acquired lease intangibles for each of the following five years ended December 31 is as follows:

Year	Lease / Other Intangibles
2013	$1,283
2014	759
2015	385
2016	245
2017	299

Accumulated depreciation and amortization related to our consolidated investments in real estate assets and intangibles were as follows:

December 31, 2012	Buildings and Improvements	Land and Improvements	Lease Intangibles	Acquired Below-Market Leases
Cost	$217,343	$75,873	$14,041	$(2,196)
Less: depreciation and amortization	(17,428)	(2,493)	(8,671)	1,292
Net	$199,915	$73,380	$ 5,370	$ (904)

2. Summary of Significant Accounting Policies (Continued)

December 31, 2011	Buildings and Improvements	Land and Improvements	Lease Intangibles	Acquired Below-Market Leases
Cost	$228,999	$88,292	$16,210	$(2,232)
Less: depreciation and amortization	(10,160)	(1,330)	(7,823)	961
Net[1]	$218,839	$86,962	$ 8,387	$(1,271)

(1) Excludes Palms of Monterrey, which was sold on January 5, 2012 (classified as held for sale at December 31, 2011)

Real Estate Held for Sale

We classify properties as held for sale when certain criteria are met, in accordance with GAAP. At that time we present the assets and obligations of the property held for sale separately in our consolidated balance sheet and we cease recording depreciation and amortization expense related to that property. Properties held for sale are reported at the lower of their carrying amount or their estimated fair value, less estimated costs to sell. We had no property classified as held for sale at December 31, 2012 and one property classified as held for sale at December 31, 2011.

Cash and Cash Equivalents

We consider investments in highly liquid money market funds or investments with original maturities of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents reported on the balance sheet approximates fair value.

Restricted Cash

As required by our lenders, restricted cash is held in escrow accounts for anticipated capital expenditures, real estate taxes and other reserves for our consolidated properties. Capital reserves are typically utilized for non-operating expenses such as tenant improvements, leasing commissions and major capital expenditures. Alternatively, a lender may require its own formula for an escrow of capital reserves.

Investment Impairment

For all of our real estate and real estate related investments, we monitor events and changes in circumstances indicating that the carrying amounts of the real estate assets may not be recoverable. Examples of the types of events and circumstances that would cause management to assess our assets for potential impairment include, but are not limited to: a significant decrease in the market price of an asset; a significant adverse change in the manner in which the asset is being used; an accumulation of costs in excess of the acquisition basis plus construction of the property; major vacancies and the resulting loss of revenues; natural disasters; a change in the projected holding period; legitimate purchase offers and changes in the global and local markets or economic conditions. Our assets may at times be concentrated in limited geographic locations and, to the extent that our portfolio is concentrated in limited geographic locations, downturns specifically related to such regions may result in tenants defaulting on their lease obligations at a portion of our properties within a short time period, which may result in asset impairments. When such events or changes in circumstances are

2. Summary of Significant Accounting Policies (Continued)

present, we assess potential impairment by comparing estimated future undiscounted operating cash flows expected to be generated over the life of the asset and from its eventual disposition to the carrying amount of the asset. In the event that the carrying amount exceeds the estimated future undiscounted operating cash flows, we recognize an impairment loss to adjust the carrying amount of the asset to estimated fair value. We consider projected future undiscounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist. While we believe our estimates of future cash flows are reasonable, different assumptions regarding factors such as market rents, economic conditions, and occupancy rates could significantly affect these estimates.

In evaluating our investments for impairment, management may use appraisals and make estimates and assumptions, including, but not limited to, the projected date of disposition of the properties, the estimated future cash flows of the properties during our ownership, and the projected sales price of each of the properties. A future change in these estimates and assumptions could result in understating or overstating the carrying value of our investments, which could be material to our financial statements.

We believe the carrying value of our operating real estate is currently recoverable. Accordingly, there were no impairment charges for the years ended December 31, 2012, 2011 and 2010. However, if market conditions worsen beyond our current expectations, or if changes in our strategy significantly affect any key assumptions used in our fair value calculations, we may need to take charges in future periods for impairments related to our existing investments. Any such non-cash charges would have an adverse effect on our consolidated financial position and results of operations.

Revenue Recognition

We recognize rental income generated from leases on real estate assets on a straight-line basis over the terms of the respective leases, including the effect of rent holidays, if any. Straight-line rental revenue of $0.3 million, $0.5 million, and $0.2 million was recognized in rental revenues for the years ended December 31, 2012, 2011 and 2010, respectively, and includes amounts recognized in discontinued operations. Net below market lease amortization of $0.2 million, $0.4 million and $0.9 million was recognized in rental revenues for the years ended December 31, 2012, 2011 and 2010, respectively, and includes amounts recognized in discontinued operations.

Hotel revenue is derived from the operations of the Courtyard Kauai at Coconut Beach Hotel, consisting of guest room, food and beverage, and other revenue, and is recognized as the services are rendered.

We recognized interest income from real estate loans receivable on an accrual basis over the life of the loan using the interest method. Direct loan origination fees and origination or acquisition costs, as well as acquisition premiums or discounts, were amortized over the life of the loan as an adjustment to interest income.

Accounts Receivable

Accounts receivable primarily consist of receivables from our tenants related to our consolidated properties of $1.6 million and straight-line rental revenue receivables of $1.2 million as of December 31, 2012. Accounts receivable primarily consisted of receivables from our tenants related to

2. Summary of Significant Accounting Policies (Continued)

our consolidated properties of $0.4 million and straight-line rental revenue receivables of $0.9 million as of December 31, 2011.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid directors' and officers' insurance, as well as prepaid insurance of our consolidated properties.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives of five to seven years. Maintenance and repairs are charged to operations as incurred while improvements to such assets are capitalized. Accumulated depreciation associated with our furniture, fixtures, and equipment was $2.3 million and $1.2 million as of December 31, 2012 and 2011, respectively.

Deferred Financing Fees

Deferred financing fees are recorded at cost and are amortized to interest expense of our notes payable using a straight-line method that approximates the effective interest method over the life of the related debt. Accumulated amortization of deferred financing fees was $1.4 million and $1.2 million as of December 31, 2012 and 2011, respectively.

Derivative Financial Instruments

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks and to minimize the variability caused by foreign currency translation risk related to our net investment in foreign real estate. To accomplish these objectives, we use various types of derivative instruments to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. These instruments include LIBOR-based interest rate swaps and caps. For our net investments in foreign real estate, we may use foreign exchange put/call options to eliminate the impact of foreign currency exchange movements on our financial position.

We measure our derivative instruments and hedging activities at fair value and record them as an asset or liability, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged items are recorded in earnings. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivatives are reported in other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged item affects earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.

As of December 31, 2012, we do not have any derivatives designated as net investment hedges or fair value hedges. No derivatives were being used for trading or speculative purposes. See Notes 5 and 10 for further information regarding our derivative financial instruments.

2. Summary of Significant Accounting Policies (Continued)

Organization and Offering Expenses

We reimbursed the Advisor and its affiliates for organization and offering expenses (other than selling commissions and the dealer manager fee) incurred on our behalf in connection with the primary offering component of the Offerings.

The Advisor must reimburse us to the extent that the total amount spent on organization and offering expenses in the Offerings (other than selling commissions and the dealer manager fee) exceeded 1.5% of the gross proceeds raised in the primary component of the Offerings. We terminated the primary portion of the Follow-On Offering effective March 15, 2012. Based on our current review of gross proceeds from our Offerings, we have recorded a receivable from the Advisor for approximately $3.8 million for organization and offering expenses that were previously reimbursed to the Advisor. The receivable of $3.8 million is presented net of other payables of $0.5 million to the Advisor on our consolidated balance sheet. We received payment of $3.8 million from the Advisor for this receivable in March 2013.

Organization and offering expenses are defined generally as any and all costs and expenses incurred by us in connection with our formation, preparing for the Offerings, the qualification and registration of the Offerings, and the marketing and distribution of our shares. Organization and offering expenses include, but are not limited to, accounting and legal fees; costs to amend the registration statement and supplement the prospectus; printing, mailing and distribution costs; filing fees; amounts to reimburse our Advisor or its affiliates for the salaries of employees; and other costs in connection with preparing supplemental sales literature; telecommunication costs; fees of the transfer agent, registrars, trustees, escrow holders, depositories and experts; and fees and costs for employees of our Advisor or its affiliates to attend industry conferences.

All offering costs are recorded as an offset to additional paid-in capital, and all organization costs are recorded as an expense at the time we become liable for the payment of these amounts.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), and have qualified as a REIT since the year ended December 31, 2008. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax at the corporate level. We are organized and operate in such a manner as to qualify for taxation as a REIT under the Code and intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

We have reviewed our tax positions under GAAP guidance that clarifies the relevant criteria and approach for the recognition and measurement of uncertain tax positions. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that the tax positions taken relative to our status as a REIT will be sustained in any tax examination.

2. Summary of Significant Accounting Policies (Continued)

Taxable income differs from net income for financial reporting purposes principally because of differences in the timing of recognition of depreciation, rental revenue, compensation expense, impairment losses and gain from sales of property. As a result of these differences, the book value of our fixed assets exceeds the tax basis by $3.6 million at December 31, 2012.

Foreign Currency Translation

For our international investment where the functional currency is other than the U.S. dollar, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Gains and losses resulting from the change in exchange rates from period to period are reported separately as a component of other comprehensive income (loss) ("OCI"). Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income (loss).

The Euro is the functional currency for the operations of Holstenplatz and Alte Jakobstraße. We also maintain a Euro-denominated bank account that is translated into U.S. dollars at the current exchange rate at each reporting period. As of December 31, 2012, 2011 and 2010, the foreign currency translation adjustment was a gain of less than $0.1 million, a loss of less than $0.1 million and a gain of $0.3 million, respectively.

Other Comprehensive Income (Loss) ("OCI")

Items of Other Comprehensive Income (Loss) consist of gains and losses affecting equity that are excluded from net income (loss) under GAAP. The components of OCI consist of cumulative foreign currency translation gains and losses and the unrealized gain on derivative instruments.

Stock-Based Compensation

We have adopted a stock-based incentive award plan for our directors and consultants and for employees, directors and consultants of our affiliates. We have not issued any stock-based awards under the plan as of December 31, 2012.

Concentration of Credit Risk

At December 31, 2012 and 2011, we had cash and cash equivalents deposited in certain financial institutions in excess of federally insured levels. We have diversified our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. We regularly monitor the financial stability of these financial institutions and believe that we are not exposed to any significant credit risk in cash and cash equivalents or restricted cash.

Noncontrolling Interest

Noncontrolling interest represents the noncontrolling ownership interest's proportionate share of the equity in our consolidated real estate investments. Income and losses are allocated to noncontrolling interest holders based generally on their ownership percentage. In certain instances, our joint venture agreement provides for liquidating distributions based on achieving certain return metrics ("promoted interest"). If a property reaches a defined return threshold, then it will result in distributions to noncontrolling interest which is different from the standard pro-rata allocation percentage.

2. Summary of Significant Accounting Policies (Continued)

Earnings per Share

Net income (loss) per share is calculated based on the weighted average number of common shares outstanding during each period. The weighted average shares outstanding used to calculate both basic and diluted income (loss) per share were the same for the years ended December 31, 2012, 2011 and 2010, as there were no potentially dilutive securities outstanding.

Reportable Segments

GAAP establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. We have determined that we have one reportable segment, with activities related to the ownership, development and management of real estate assets. Our chief operating decision maker evaluates operating performance on an individual property level. Therefore, our properties are aggregated into one reportable segment.

Subsequent Events

We have evaluated subsequent events for recognition or disclosure in our consolidated financial statements.

3. New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the "FASB") issued updated guidance for fair value measurements. The guidance amends existing guidance to provide common fair value measurements and related disclosure requirements between GAAP and International Financial Reporting Standards. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this guidance did not have an impact on our financial statements except for disclosures relating to fair value measurements.

In June 2011, the FASB issued updated guidance related to comprehensive income. The guidance requires registrants to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, registrants will be required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. This guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Due to our early adoption, this guidance did not have a material impact on our financial statements.

4. Assets and Liabilities Measured at Fair Value

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy) has been established.

4. Assets and Liabilities Measured at Fair Value (Continued)

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets and liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability that are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Recurring Fair Value Measurements

Currently, we use interest rate swaps and caps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, implied volatilities, and foreign currency exchange rates.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2012, we have assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about our assets measured at fair value on a recurring basis as of December 31, 2012 and 2011.

December 31, 2012	Level 1	Level 2	Level 3	Total
Assets				
Derivative financial instruments	$—	$13	$—	$13

December 31, 2011	Level 1	Level 2	Level 3	Total
Assets				
Derivative financial instruments	$—	$19	$—	$19

Derivative financial instruments classified as assets are included in prepaid expenses and other assets on the balance sheet.

5. Financial Instruments not Reported at Fair Value

We determined the following disclosure of estimated fair values using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

As of December 31, 2012 and 2011, management estimated that the carrying value of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses, other liabilities, payables/receivables from related parties, and distributions payable were at amounts that reasonably approximated their fair value based on their highly-liquid nature and/or short-term maturities. The notes payable totaling $183.3 million and $239.8 million as of December 31, 2012 and 2011, respectively, have a fair value of approximately $179.4 million and $242.2 million, respectively, based upon interest rates for debt with similar terms and remaining maturities that management believes we could obtain. The fair value of the notes payable is categorized as a Level 2 basis. The fair value is estimated using a discounted cash flow analysis valuation on the borrowing rates currently available for loans with similar terms and maturities. The fair value of the notes payable was determined by discounting the future contractual interest and principal payments by a market rate. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2012 and 2011.

6. Real Estate and Real Estate-Related Investments

As of December 31, 2012, we consolidated ten real estate assets. The following table presents certain information about our consolidated investments as of December 31, 2012:

Property Name	Location	Date Acquired	Ownership Interest
1875 Lawrence	Denver, CO	October 28, 2008	100%
Holstenplatz	Hamburg, Germany	June 30, 2010	100%
Florida MOB Portfolio[1]	South Florida	October 8, 2010/October 20, 2010[1]	90%[2]
Courtyard Kauai Coconut Beach Hotel	Kauai, Hawaii	October 20, 2010	80%
Interchange Business Center[3]	San Bernardino, California	November 23, 2010	80%
River Club and the Townhomes at River Club	Athens, Georiga	April 25, 2011	85%
Babcock Self Storage	San Antonio, Texas	August 30, 2011	85%
Lakes of Margate	Margate, Florida	October 19, 2011	92.5%
Arbors Harbor Town	Memphis, Tennessee	December 20, 2011	94%
Alte Jakobstraße	Berlin, Germany	April 5, 2012	99.7%

(1) We acquired a portfolio of eight medical office buildings, known as the Original Florida MOB Portfolio on October 8, 2010. We acquired a medical office building known as Gardens Medical Pavilion on

6. Real Estate and Real Estate-Related Investments (Continued)

October 20, 2010. Collectively, the Original Florida MOB Portfolio and Gardens Medical Pavilion are referred to as the Florida MOB Portfolio.

(2) The Florida MOB Portfolio consists of nine Medical Office Buildings. We own 90% of each of eight of the buildings. We own 90% of a 90% JV interest in the ninth building, Gardens Medical Pavilion.

(3) On October 18, 2012, we sold one of the four industrial buildings at Interchange Business Center.

Real Estate Asset Acquisitions

Alte Jakobstraße

On April 5, 2012, we acquired Alte Jakobstraße 79-80 ("Alte Jakobstraße"), a multi-tenant office building located in Berlin, Germany, from an unaffiliated third party. The purchase price for Alte Jakobstraße, excluding closing costs, was approximately €8.4 million or approximately $11.1 million based on the exchange rate in effect on April 5, 2012. We funded the purchase price with proceeds from the Follow-On Offering and financing activities. In connection with the acquisition of Alte Jakobstraße, on April 5, 2012, we entered into a loan for €5.9 million or approximately $7.8 million based on the exchange rate in effect on April 5, 2012 (the "AJS Loan") with an unaffiliated third party. The AJS Loan bears interest at a fixed annual rate of approximately 2.3% for three years and must be repaid in the amount of 4% annually of the original loan amount plus interest. The AJS Loan must be repaid in its entirety by December 30, 2015. The AJS Loan is secured by Alte Jakobstraße, including the leases and rents.

Alte Jakobstraße contributed rental revenue of $0.9 million and a GAAP net income of $0.2 million to our consolidated statements of operations for the period from April 5, 2012 through December 31, 2012. The following unaudited pro forma summary presents consolidated information as if the business combination had occurred on January 1, 2011:

	Pro Forma for the Twelve Months Ended December 31,	
	2012	2011
Revenue	$44,897	$34,514
Net income (loss)	$ 9,262	$(9,481)
Net income (loss) per share	$ 0.36	$ (0.39)

These pro forma amounts have been calculated after applying our accounting policies and adjusting the results of Alte Jakobstraße to reflect additional depreciation and amortization that would have been charged assuming the fair value adjustments to the tangible and intangible assets had been applied from January 1, 2011. Included in the pro forma net income (loss) for both the twelve months ended December 31, 2012 and 2011 is depreciation and amortization expense of $0.5 million.

6. Real Estate and Real Estate-Related Investments (Continued)

During the twelve months ended December 31, 2012, we incurred $0.3 million in acquisition expenses excluding fees to Advisor related to the acquisition of Alte Jakobstraße. The following table summarizes the amounts of identified assets acquired at the acquisition date:

	Alte Jakobstraße
Land	$ 2,367
Buildings	8,523
Lease intangibles, net	333
Acquired below-market leases, net	(184)
Total identifiable net assets	$11,039

Real Estate Asset Dispositions

Palms of Monterrey

On January 5, 2012, we sold the Palms of Monterrey for a contract sales price of $39.3 million, excluding transaction costs. A portion of the proceeds from the sale was used to fully satisfy the existing indebtedness of $19.7 million associated with the property. The joint venture agreement provided for liquidating distributions based on achieving certain return metrics ("promoted interest"). As a result of the sale, the property reached a defined return threshold which resulted in an allocation of proceeds from the sale which is different from the standard pro-rata allocation percentage. Our joint venture partner earned a promoted interest in the cash flow of the property. The Palms of Monterrey was classified as held for sale on our consolidated balance sheet as of December 31, 2011.

Parrot's Landing

On October 31, 2012, we sold Parrot's Landing for a contract sales price of approximately $56.3 million, excluding transaction costs, of which approximately $28.6 million was used to fully satisfy the existing indebtness, resulting in net sales proceeds to us of approximately $19.2 million. The joint venture agreement provided for liquidating distributions based on achieving certain return metrics. As a result of the sale, the property reached a defined return threshold which resulted in an allocation of proceeds from the sale which is different from the standard pro-rata allocation percentage. Our joint venture partner earned a promoted interest in the cash flow of the property. See Note 15 for further information regarding discontinued operations.

Interchange Business Center

On October 18, 2012, we sold one of the four industrial buildings at Interchange Business Center for a contract sales price of approximately $7.5 million, excluding transaction costs. The proceeds from the sale were used to satisfy a portion of the existing indebtedness associated with the four buildings. The building sold had been vacant since the initial date of acquisition.

7. Real Estate Loan Receivable

PAL Loan

On August 14, 2009, we entered into a loan agreement with an unaffiliated third party borrower to provide up to $25 million of second lien financing for the privatization of, and improvements to, approximately 3,200 hotel lodging units on ten U.S. Army installations. On August 15, 2011, the debtor associated with the PAL Loan exercised its option to prepay the entire balance of the loan. We had no investments in real estate loans receivable as of December 31, 2012 and 2011.

During the year ended December 31, 2011, we earned $2.9 million in interest income from the PAL Loan. During the year ended December 31, 2010, we earned $5 million in interest income from our real estate loans receivable, including $3.9 million related to the PAL Loan.

8. Notes Payable

The following table sets forth information on our notes payable as of December 31, 2012 and 2011.

Description	2012	2011	Interest Rate	Maturity Date
1875 Lawrence	$ 15,500	$ 21,016	30-day LIBOR + 5.35%[1]	01/01/16
Interchange Business Center[2]	9,882	19,619	30-day LIBOR + 5%[1][3]	12/01/13
Holstenplatz	10,375	10,084	3.887%	04/30/15
Courtyard Kauai at Coconut Beach Hotel	38,000	38,000	30-day LIBOR + .95%[1]	11/09/15
Florida MOB Portfolio—Palmetto Building	6,077	6,222	4.55%	01/01/16
Florida MOB Portfolio—Victor Farris Building	12,249	12,542	4.55%	01/01/16
Palms of Monterrey	—	19,700	30-day LIBOR + 3.35%	
Parrot's Landing	—	29,013	4.23%	
Florida MOB Portfolio—Gardens Medical Pavilion	14,385	14,713	4.9%	01/01/18
River Club and the Townhomes at River Club	25,200	25,200	5.26%	05/01/18
Babcock Self Storage	2,225	2,265	5.80%	08/30/18
Lakes of Margate	15,182	15,383	5.49% and 5.92%	01/01/20
Arbors Harbor Town	26,000	26,000	3.985%	01/01/19
Alte Jakobstraße	8,233	—	2.3%	12/30/15
	$183,308	$239,757		

(1) 30-day LIBOR was 0.21% at December 31, 2012.

(2) On October 18, 2012, we sold one of the four industrial buildings at Interchange Business Center to an unaffiliated third party. Based on the loan agreement, the net proceeds from the sale of approximately $7 million were used to satisfy a portion of the existing indebtedness associated with the four buildings.

(3) The 30-day LIBOR rate is set at a minimum value of 2.5%.

At December 31, 2012, our notes payable balance was $183.3 million and consisted of the notes payable related to our consolidated properties. Effective December 14, 2012, we entered into a new loan secured by our 1875 Lawrence property. The maturity date of the new loan is January 1, 2016, with one extension option of 12 months subject to certain conditions under the loan. The initial advance under the new loan agreement was $15.5 million and was used to repay the previous loan. The remaining advance of $4.6 million under the loan agreement will be used for capital expenditures,

8. Notes Payable (Continued)

tenant improvements, and leasing commission costs for 1875 Lawrence. The three-year loan bears interest at LIBOR plus 5.35% and requires interest-only payments. The loan may be prepaid in whole (but not in part) at any time but the first 15 months includes additional prepayment fees. The loan is nonrecourse except for customary carve-outs and is secured by a first mortgage lien on the assets of 1875 Lawrence. We have guaranteed payment of certain recourse liabilities with respect to certain customary nonrecourse carveouts as set forth in the guaranties in favor of the unaffiliated lenders with respect to the Courtyard Kauai at Coconut Beach Hotel. For the year ended December 31, 2012, we sold two assets and one of the four industrial buildings at Interchange Business Center to an unaffiliated third party and used a portion of the proceeds from the sales to fully satisfy the existing indebtedness of $55.4 million associated with the properties. In addition, we acquired one asset and in connection with the purchase, we entered into a loan agreement with an unaffiliated third party secured by the property.

We are subject to customary affirmative, negative, and financial covenants and representations, warranties and borrowing conditions, all as set forth in our loan agreements. As of December 31, 2012, we believe we were in compliance with the covenants under our loan agreements.

The following table summarizes our contractual obligations for principal payments as of December 31, 2012:

Year	Amount Due
2013	$ 11,614
2014	2,347
2015	57,598
2016	33,971
2017	1,640
Therafter	76,138
Total	$183,308

9. Leasing Activity

Future minimum base rental payments of our office and industrial properties due to us under non-cancelable leases in effect as of December 31, 2012 for our consolidated properties are as follows:

2013	$15,439
2014	12,078
2015	9,338
2016	6,575
2017	3,737
Thereafter	6,435
Total	$53,602

The schedule above does not include rental payments due to us from our multifamily, hotel, student housing and self-storage properties, as leases associated with these properties typically are for

9. Leasing Activity (Continued)

periods of one year or less. As of December 31, 2012, none of our tenants accounted for 10% or more of our aggregate annual rental revenues from our consolidated properties.

10. Derivative Instruments and Hedging Activities

We may be exposed to the risk associated with variability of interest rates that might impact our cash flows and the results of operations. The hedging strategy of entering into interest rate caps and swaps, therefore, is to eliminate or reduce, to the extent possible, the volatility of cash flows.

In October 2010, we entered into an interest rate cap agreement related to the debt on the Courtyard Kauai Coconut Beach Hotel, and in November 2010, we entered into an interest rate cap agreement related to our debt on Interchange Business Center. In December 2012, we entered into a new interest rate cap agreement related to the debt on 1875 Lawrence.

Derivative instruments classified as assets were reported at their combined fair values of less than $0.1 million in prepaid expenses and other assets at December 31, 2012 and 2011. During the year ended December 31, 2012 and 2011, we recorded an unrealized gain of less than $0.1 million and an unrealized loss of $0.3 million to OCI in our consolidated statement of equity to adjust the carrying amount of the interest rate caps qualifying as hedges at December 31, 2012 and 2011, respectively.

The following table summarizes the notional values of our derivative financial instruments. The notional values provide an indication of the extent of our involvement in these instruments, but do not represent exposure to credit, interest rate, or market risks:

Type/Description	Notional Value	Interest Rate / Strike Rate	Index	Maturity
Cash Flow Hedges				
Interest rate cap—Courtyard Kauai Coconut Beach Hotel	$38,000	3.00% - 6.00%	30-day LIBOR	October 15, 2014
Interest rate cap—Interchange Business Center	$ 5,000	2.50%	30-day LIBOR	December 1, 2013
Interest rate cap—1875 Lawrence	$20,100	2.75%	30-day LIBOR	January 1, 2016

The table below presents the fair value of our derivative financial instruments, as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011, respectively.

Derivatives designated as hedging instruments:	Balance Sheet Location	Asset Derivatives 2012	Asset Derivatives 2011
Interest rate derivative contracts	Prepaid expenses and other assets	$13	$19

10. Derivative Instruments and Hedging Activities (Continued)

The table below presents the effect of our derivative financial instruments on the consolidated statements of operations for the periods ended December 31, 2012 and 2011.

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion)	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion)
	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest rate derivative contracts	$21	$(341)

Derivatives in Cash Flow Hedging Relationships	Amount of Loss Reclassified from AOCI into Income (Effective Portion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion)
	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest rate derivative contracts	$(27)	$—

11. Commitments and Contingencies

Our operating leases consist of ground leases on each of eight buildings acquired in connection with the purchase of the Original Florida MOB Portfolio. Each ground lease is for a term of 50 years, with a 25-year extension option. The annual payment for each ground lease increases by 10% every five years. For the year ended December 31, 2012 and 2011, we incurred $0.3 million in lease expense related to our ground leases. Future minimum lease payments for all operating leases from December 31, 2012 are as follows:

2013	$ 293
2014	293
2015	301
2016	301
2017	301
Therafter	21,227
Total	$22,716

12. Stockholders' Equity

Capitalization

As of December 31, 2012, our authorized capital was 350,000,000 shares of common stock, 50,000,000 shares of preferred stock and 1,000 shares of convertible stock. All shares of such stock have a par value of $.0001 per share.

As of December 31, 2012, we had 26.1 million shares of common stock outstanding, which includes the 22,471 shares issued to Behringer Harvard Holdings. As of December 31, 2012, we had 1,000 shares of convertible stock issued and outstanding to the Advisor. As of December 31, 2012, we had issued

12. Stockholders' Equity (Continued)

26.7 million shares of our common stock, including 2.2 million shares through the DRP and redeemed 0.6 million shares of our common stock.

The shares of convertible stock will be converted into shares of common stock automatically if (1) we have made total distributions on then outstanding shares of our common stock equal to the issue price of those shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares, or (2) we list our common stock for trading on a national securities exchange if the sum of the prior distributions on then outstanding shares of the common stock plus the aggregate market value of the common stock (based on the 30-day average closing price) meets the same 10% performance threshold. In general, the convertible stock will convert into shares of common stock with a value equal to the lesser of (A) 20% of the excess of our enterprise value plus the aggregate value of distributions paid to date on then outstanding shares of our common stock over the aggregate issue price of those outstanding shares plus a 10% cumulative, non-compounded, annual return on the issue price of those outstanding shares or (B) 15% of the excess of our enterprise value plus the aggregate value of distributions paid to date on then outstanding shares of the common stock over the aggregate issue price of those outstanding shares plus a 6% cumulative, non-compounded, annual return on the issue price of those outstanding shares. At the date of issuance of the shares of convertible stock, management determined the fair value under GAAP was less than the nominal value paid for the shares; therefore, the difference is not material.

The timing of the conversion of any or all of the convertible stock may be deferred by our board of directors if it determines that full conversion may jeopardize our qualification as a REIT. Any such deferral will in no event otherwise alter the terms of the convertible stock, and such stock shall be converted at the earliest date after our board of directors determines that such conversion will not jeopardize our qualification as a REIT. Our board of directors is authorized to amend our charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that we have authority to issue.

Share Redemption Program

Our board of directors has adopted a share redemption program that permits stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations of the program. Our board of directors can amend the provisions of our share redemption program without the approval of our stockholders.

The terms on which we redeem shares may differ between redemptions upon a stockholder's death, "qualifying disability" (as defined in the share redemption program) or confinement to a long-term care facility (collectively, "Exceptional Redemptions") and all other redemptions ("Ordinary Redemptions"). Our board of directors determined to suspend until further notice accepting Ordinary Redemptions effective April 1, 2012. Under our share redemption program in effect, the purchase price for shares redeemed under the redemption pursuant to an Exceptional Redemption request is set forth below.

In the case of Exceptional Redemptions, prior to the first valuation conducted by the board of directors, or a committee thereof (the "Initial Board Valuation"), the purchase price per share for the redeemed shares will equal 90% of the difference of (a) average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the "Original

12. Stockholders' Equity (Continued)

Share Price") less (b) the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets, or other special distributions so designated by the board of directors (the "Special Distributions"), distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed Shares.

On or after the Initial Board Valuation, the purchase price per share for the redeemed shares will equal the lesser of 90% of:

- the current estimated value per share (the "Valuation") as determined in accordance with the Valuation Policy; and
- the Original Share Price less any Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed Shares.

Notwithstanding the redemption prices set forth above, our board of directors may determine, whether pursuant to formulas or processes approved or set by our board of directors, the redemption price of the shares, which may differ between Ordinary Redemptions and Exceptional Redemptions; provided, however, that we must provide at least 30 days' notice to stockholders before applying this new price determined by our board of directors.

Any shares approved for redemption will be redeemed on a periodic basis as determined from time to time by our board of directors, and no less frequently than annually. We will not redeem, during any twelve-month period, more than 5% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. In addition, the cash available for redemption in any quarterly period will generally be limited to no more than $250,000, and in no event more than $1,000,000 in any twelve-month period. The redemption limitations apply to all redemptions, whether Ordinary or Exceptional Redemptions.

Distributions

Distributions are authorized at the discretion of our board of directors based on its analysis of our performance over the previous period and expectations of performance for future periods. These analyses may include actual and anticipated operating cash flow, changes in market capitalization rates for investments suitable for our portfolio, capital expenditure needs, general financial and market conditions and other factors that our board deems relevant. The board's decision will be influenced, in substantial part, by its obligation to ensure that we maintain our status as a REIT. In light of the continued uncertainty in the global financial and real estate markets, we cannot provide assurance that we will be able to achieve expected cash flows necessary to pay distributions at any particular level, or at all.

On March 20, 2012, our board of directors declared a special distribution of $0.50 per share of common stock payable to our stockholders of record as of April 3, 2012 and determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status. The payment date for the special distribution was on May 10, 2012.

We have paid and may in the future pay some or all of our distributions from sources other than operating cash flow. We have, for example, generated cash to pay distributions from financing activities, components of which may include proceeds from the Offerings and borrowings (including borrowings

12. Stockholders' Equity (Continued)

secured by our assets) in anticipation of future operating cash flow. We have also utilized cash from refinancing and dispositions, the components of which may represent a return of capital and/or the gains on sale. In addition, from time to time, our Advisor may agree to waive or defer all or a portion of the acquisition, asset management or other fees or incentives due to it, pay general administrative expenses or otherwise supplement investor returns in order to increase the amount of cash that we have available to pay distributions to our stockholders.

For the year ended December 31, 2012, total distribution paid to stockholders, were $17.3 million including DRP consisting of the special cash distribution of $13 million and the regular distribution of $4.3 million. Cash flow provided by operations for the year ended December 31, 2011, which includes a portion of the distribution of proceeds related to the sale of Inland Empire Distribution Center, covered a portion of the payment of our cash distributions to stockholders for the period. For the year ended December 31, 2010, both cash distributions and the operating shortfalls were funded from financing activities including proceeds from the Initial Offering and borrowings. Future distributions declared and paid may exceed cash flow from operating activities until such time as we invest in additional real estate or real estate-related assets at favorable yields and our investments reach stabilization.

Distributions declared per share assume the share was issued and outstanding each day during the period. Beginning June 2009 through March 2012, the declared daily regular distribution rate was $0.0013699 per share of common stock, which was equivalent to an annualized distribution rate of 5.0% assuming the share was purchased for $10.00.

13. Related Party Transactions

The Advisor and certain of its affiliates receive fees and compensation in connection with the acquisition, management, and sale of our assets.

Pursuant to a Dealer Manager Agreement, we engaged Behringer Securities LP ("Behringer Securities") to act as our dealer manager in connection with the Offerings. The Follow-On Offering terminated as to the primary portion on March 15, 2012 and we terminated the DRP portion of the Follow-On Offering effective April 3, 2012.

Behringer Securities received commissions of up to 7% of gross primary offering proceeds. Behringer Securities reallowed 100% of selling commissions earned to participating broker-dealers. In addition, we paid Behringer Securities a dealer manager fee of up to 2.5% of gross offering proceeds. Pursuant to separately negotiated agreements, Behringer Securities reallowed a portion of its dealer manager fee in an aggregate amount up to 2% of gross offering proceeds to broker-dealers participating in the Offerings; provided, however, that Behringer Securities reallowed, in the aggregate, no more than 1.5% of gross offering proceeds for marketing fees and expenses, conference fees and non-itemized, non-invoiced due diligence efforts and no more than 0.5% of gross offering proceeds for out-of-pocket and bona fide, separately invoiced due diligence expenses incurred as fees, costs or other expenses from third parties. Further, in special cases pursuant to separately negotiated agreements and subject to applicable limitations imposed by the Financial Industry Regulatory Authority, Behringer Securities used a portion of its dealer manager fee to reimburse certain broker-dealers participating in the Offerings for technology costs and expenses associated with the Offerings and costs and expenses associated with the facilitation of the marketing and ownership of our shares by such broker-dealers' customers. No selling commissions, dealer manager fees or organization and offering expenses were

13. Related Party Transactions (Continued)

paid for sales under the DRP. For the year ended December 31, 2012, Behringer Securities earned selling commissions and dealer manager fees of $0.4 million and $0.2 million, respectively, which were recorded as a reduction to additional paid-in capital. For the year ended December 31, 2011, Behringer Securities earned selling commissions and dealer manager fees of $1.6 million and $0.6 million, respectively, which were recorded as a reduction to additional paid-in capital.

We reimbursed the Advisor and its affiliates for organization and offering expenses (other than selling commissions and the dealer manager fee) incurred on our behalf in connection with the primary offering component of the Offerings. The total we were required to remit to the Advisor for organization and offering expenses (other than selling commissions and the dealer manager fee) was limited to 1.5% of the gross proceeds raised in the completed primary offering components of the Offerings as determined upon completion of the Offerings. The Advisor or its affiliates determined the amount of organization and offering expenses owed based on specific invoice identification, as well as an allocation of costs to us and other Behringer Harvard programs, based on respective equity offering results of those entities in offering.

The Advisor is required to reimburse us to the extent that the total amount spent on organization and offering expenses (other than selling commissions and the dealer manager fee) in the Offerings exceeds 1.5% of the gross proceeds raised in the primary component of the Offerings. Based on the gross proceeds from our Offerings, we have recorded a receivable from the Advisor for approximately $3.8 million of organization and offering expenses that were previously reimbursed to the Advisor. The receivable of $3.8 million is presented net of other payables of $0.5 million to the Advisor on our consolidated balance sheet. We received payment of $3.8 million from the Advisor for this receivable in March 2013.

Since our inception through December 31, 2012, approximately $16.4 million of organization and offering expenses was incurred by the Advisor or its affiliates on our behalf. Of this amount, $7.5 million has been reimbursed by us. As of December 31, 2012, we had no amounts payable to the Advisor for organization and offering expenses.

The Advisor or its affiliates will also receive acquisition and advisory fees of 2.5% of the amount paid and/or in respect of the purchase, development, construction, or improvement of each asset we acquire, including any debt attributable to those assets. The Advisor and its affiliates will also receive acquisition and advisory fees of 2.5% of the funds advanced in respect of a loan investment. For the years ended December 31, 2012, 2011 and 2010, we incurred $0.5 million, $2.3 million, and $4.7 million of acquisition and advisory fees, respectively.

The Advisor or its affiliates also receive an acquisition expense reimbursement in the amount of 0.25% of (i) the funds paid for purchasing an asset, including any debt attributable to the asset, (ii) the funds budgeted for development, construction, or improvement in the case of assets that we acquire and intend to develop, construct, or improve and (iii) the funds advanced in respect of a loan investment. In addition, to the extent the Advisor or its affiliates directly provide services formerly provided or usually provided by third parties, including, without limitation, accounting services related to the preparation of audits required by the SEC, property condition reports, title services, title insurance, insurance brokerage or environmental services related to the preparation of environmental assessments in connection with a completed investment, the direct employee costs and burden to the Advisor of providing these services will be acquisition expenses for which we will reimburse the Advisor. We also pay third parties, or reimburse the Advisor or its affiliates, for any investment-related

13. Related Party Transactions (Continued)

expenses due to third parties in the case of a completed investment, including, but not limited to, legal fees and expenses, travel and communication expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder's fees, title insurance, premium expenses, and other closing costs. In addition, acquisition expenses for which we will reimburse the Advisor, include any payments made to (i) a prospective seller of an asset, (ii) an agent of a prospective seller of an asset, or (iii) a party that has the right to control the sale of an asset intended for investment by us that are not refundable and that are not ultimately applied against the purchase price for such asset. Except as described above with respect to services customarily or previously provided by third parties, the Advisor is responsible for paying all of the expenses it incurs associated with persons employed by the Advisor to the extent that they are dedicated to making investments for us, such as wages and benefits of the investment personnel. The Advisor and its affiliates are also responsible for paying all of the investment-related expenses that we or the Advisor or its affiliates incur that are due to third parties or related to the additional services provided by the Advisor as described above with respect to investments we do not make, other than certain non-refundable payments made in connection with any acquisition. For the years ended December 31, 2012, 2011 and 2010, we incurred less than $0.1 million, $0.2 million, and $0.5 million, respectively, of acquisition expense reimbursements.

We pay the Advisor or its affiliates a debt financing fee of 1% of the amount available under any loan or line of credit made available to us. It is anticipated that the Advisor will pay some or all of these fees to third parties with whom it subcontracts to coordinate financing for us. We incurred debt financing fees of $0.3 million, $0.6 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We pay the Advisor or its affiliates a development fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project if such affiliate provides the development services and if a majority of our independent directors determines that such development fee is fair and reasonable and on terms and conditions not less favorable than those available from unaffiliated third parties. We incurred no such fees for the years ended December 31, 2012, 2011 or 2010.

We pay our property manager and affiliate of the Advisor, Behringer Harvard Opportunity II Management Services, LLC ("BHO II Management"), or its affiliates, fees for the management, leasing, and construction supervision of our properties. Property management fees are 4.5% of the gross revenues of the properties managed by BHO II Management or its affiliates plus leasing commissions based upon the customary leasing commission applicable to the same geographic location of the respective property. In the event that we contract directly with a third-party property manager in respect of a property, BHO II Management or its affiliates receives an oversight fee equal to 0.5% of the gross revenues of the property managed. In no event will BHO II Management or its affiliates receive both a property management fee and an oversight fee with respect to any particular property. In the event we own a property through a joint venture that does not pay BHO II Management directly for its services, we will pay BHO II Management a management fee or oversight fee, as applicable, based only on our economic interest in the property. We incurred and expensed property management fees or oversight fees to BHO II Management of approximately $1.2 million, $0.3 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

13. Related Party Transactions (Continued)

We pay the Advisor or its affiliates a monthly asset management fee of one-twelfth of 1.0% of the sum of the higher of the cost or value of each asset. For the years ended December 31, 2012, 2011 and 2011, we expensed $3 million, $2.9 million, and $1.3 million, respectively, of asset management fees.

We reimburse the Advisor or its affiliates for all expenses paid or incurred by the Advisor in connection with the services provided to us, subject to the limitation that we will not reimburse the Advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (A) 2% of our average invested assets, or (B) 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period. Notwithstanding the above, we may reimburse the Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the years ended December 31, 2012, 2011 and 2010, we incurred and expensed such costs for administrative services totaling $1.6 million, $1.1 million, and $0.9 million, respectively.

We are dependent on Behringer Securities, the Advisor, and BHO II Management for certain services that are essential to us, including asset acquisition and disposition decisions, property management and leasing services, and other general administrative responsibilities. In the event that these companies were unable to provide us with their respective services, we would be required to obtain such services from other sources.

On November 1, 2012, we, through a wholly-owned subsidiary of our operating partnership, entered into a lease agreement with Behringer Harvard Europe Real Estate GmbH, to lease approximately 380 rentable square meters at Holstenplatz. The lease commenced on November 1, 2012 for a 14-month term with two options to extend the lease for an additional one-year terms. The annualized rent is approximately $80,000. Our management and board of directors determined that the lease was fair and reasonable to us. In addition, Michael Cohen's wife is trustee or beneficiary of several trusts that in the aggregate own a 15.3% interest in Behringer Harvard Holdings.

14. Supplemental Cash Flow Information

Supplemental cash flow information is summarized below for the years ended December 31, 2012, 2011 and 2010.

	Twelve Months ended December 31,		
	2012	2011	2010
Interest paid	$13,049	$ 9,175	$ 2,200
Non-cash investing activities:			
Conversion of loan to equity investment	$ —	$ —	$27,091
Capital expenditures for real estate in accounts payable	$ 17	$ 2,083	$ —
Capital expenditures for real estate in accrued liabilities	$ 864	$ 124	$ 234
Receivable from sale of property in unconsolidated joint venture	$ —	$ 109	$ 52
Non-cash financing activities:			
Common stock issued in distribution reinvestment plan	$ 2,790	$ 7,948	$ 6,436
Accrued dividends payable	$ —	$ 1,069	$ 940
Offering costs payable to related parties	$ —	$ —	$ 18
Offering costs receivable from related parties	$ —	$ 3,841	$ —
Mortgage note assumed in purchase of real estate	$ —	$15,401	$38,000

15. Discontinued Operations and Real Estate Held for Sale

On December 22, 2011, we sold Archibald Business Center for a contract price of $15 million. On January 5, 2012, we sold the Palms of Monterrey for a contract sales price of $39.3 million. Archibald Business Center and the Palms of Monterrey were classified as held for sale on our consolidated balance sheet at December 31, 2011. On October 18, 2012, we sold one of the four industrial buildings at Interchange Business Center for a contract sales price of approximately $7.5 million, excluding transaction costs. The building sold had been vacant since the initial date of acquisition. On October 31, 2012, we sold Parrot's Landing for a contract sales price of $56.3 million.

Noncontrolling interest represents the noncontrolling ownership interest's proportionate share of the equity in our consolidated real estate investments. Income and losses are allocated to noncontrolling interest holders based generally on their ownership percentage. In certain instances, our joint venture agreement provides for liquidating distributions based on achieving certain return metrics. If a property reaches a defined return threshold, then it will result in distributions to noncontrolling interest which is different from the standard pro-rata allocation percentage.

15. Discontinued Operations and Real Estate Held for Sale (Continued)

We have classified the results of operations for the properties discussed above into discontinued operations in the accompanying consolidated statements of operations.

	Years ended December 31,		
	2012	2011	2010
Rental revenue	$ 5,783	$12,100	$4,784
Expenses			
Property operating expenses	2,115	3,961	2,055
Interest expense	4,572	3,266	983
Real estate taxes	933	1,504	528
Property management fees	220	372	130
Asset management fees	55	87	33
Acquisition expense	—	—	1,569
Depreciation and amortization	1,261	4,082	3,117
Total expenses	9,156	13,272	8,415
Interest income, net	1	—	—
Bargain purchase gain	—	—	5,492
Loss on early extinguishment of debt[1]	(1,905)	(1,005)	—
Gain on sale of real estate property	29,358	5,674	—
Income (loss) from discontinued operations	$24,081	$ 3,497	$1,861

(1) Loss on early extinguishment of debt for the year ended December 31, 2012 and 2011 was approximately $1.9 million and $1 million, respectively and was comprised of the write-off of deferred financing fees of $1 million and $0.3 million and an early termination fee of $0.9 million and $0.7 million, respectively.

The major classes of assets and liabilities associated with the real estate held for sale are as follows (in thousands):

	December 31, 2011
Land and improvements, net	$ 6,316
Building and improvements, net	22,294
Furniture, fixtures and equipment, net	810
Assets associated with real estate held for sale	$29,420
Obligations associated with real estate held for sale	$ 37

16. Quarterly Results (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011.

	2012 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$10,661	$10,845	$11,481	$11,603
Loss from continuing operations	$(3,908)	$(4,532)	$(3,336)	$(3,078)
Income (loss) from discontinued operations, including gain on disposition	8,030	(214)	(57)	16,322
Add: Net (income)/loss attributable to the noncontrolling interest	(429)	386	292	(7,811)
Net income (loss) attributable to common shareholders	$ 3,693	$(4,360)	$(3,101)	$ 5,433
Basic and diluted weighted average shares outstanding	25,728	26,089	26,069	25,987
Basic and diluted income (loss) per share	$ 0.14	$ (0.17)	$ (0.12)	$ 0.21

	2011 Quarters Ended			
	March 31	June 30	September 30	December 31
Revenue	$ 7,740	$ 8,499	$ 8,641	$ 8,625
Income (loss) from continuing operations	$(2,529)	$(3,763)	$ 353	$(6,191)
Income (loss) from discontinued operations	(907)	26	(73)	4,451
Add: Net (income)/loss attributable to the noncontrolling interest	469	466	416	(469)
Net income (loss) attributable to common shareholders	$(2,967)	$(3,271)	$ 696	$(2,209)
Basic and diluted weighted average shares outstanding	22,824	23,868	24,508	24,928
Basic and diluted income (loss) per share	$ (0.13)	$ (0.14)	$ 0.03	(0.09)

17. Subsequent Event

We have reviewed subsequent events through March 27, 2013 and noted no subsequent events that would require an adjustment to the consolidated financial statements or additional disclosures, other than the ones disclosed herein.

We acquired a 95% interest in Wimberly at Deerwood, a 322-unit multifamily community in Jacksonville, Florida on February 19, 2013 from an unaffiliated third party. The contract purchase price for the property was approximately $35.6 million. In connection with the purchase, we entered into a loan for approximately $26.7 million.

On February 19, 2013, we signed an agreement to sell the three remaining buildings at Interchange Business Center to an unaffiliated third party. The transaction is expected to close in the first half of 2013.

*****

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to Form 10-Q filed on November 14, 2012
3.2	Second Amended and Restated Bylaws, incorporated by reference to Exhibit 3.2 to Form 10-Q filed on November 14, 2012
4.1*	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates)
10.1	Real Estate Purchase and Sale Agreement between Dedicated (Parrots Landing) LP, as buyer, and 7900 Hampton Blvd, LLC as seller, dated August 24, 2012 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed November 14, 2012)
10.2	First Amendment to Real Estate Purchase and Sale Agreement between Dedicated (Parrots Landing) LP, as buyer, and 7900 Hampton Blvd, LLC as seller, dated August 24, 2012 (incorporated by reference to Exhibit 10.2 to Form 10-Q filed November 14, 2012)
21.1*	List of Subsidiaries
31.1*	Rule 13a-14(a)/15d-14(a) Certification
31.2*	Rule 13a-14(a)/15d-14(a) Certification
32.1*	Section 1350 Certifications**
99.1	Second Amended and Restated Share Redemption Program (incorporated by reference to Exhibit 4.4 to Form 10-K filed March 28, 2012)
101*	The following financial statements from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 27, 2013, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Loss, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.***

* Filed or furnished herewith.

** In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

*** As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

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Officers and Directors

Our Management Team

Behringer Harvard is managed by a seasoned, cohesive team of real estate and investment professionals with expertise in deal structure, finance, acquisition, management, and disposition.

Board of Directors, Executive Officers, and Other Key Personnel

Robert S. Aisner
Chairman of the Board

Michael J. O'Hanlon
Director, Chief Executive Officer, and President

Andreas K. Bremer
Independent Director
Executive Vice President
International Capital, LLC

Michael D. Cohen
Director
Executive Vice President
Harvard Property Trust, LLC

Diane S. Detering-Paddison
Independent Director
Chief Strategy Officer
Cassidy Turley

Cynthia Pharr Lee
Independent Director
President
C. Pharr and Company

Jeffrey P. Mayer
Independent Director
Investment Advisor Representative
Mayer Financial Consulting, LLC

Andrew J. Bruce
Chief Financial Officer

S. Jason Hall
Treasurer

Terri Warren Reynolds
Senior Vice President–Legal, General Counsel, and Secretary

James D. Fant
Senior Vice President–Real Estate and Chief Investment Officer
Behringer Harvard Opportunity Advisors II, LLC

Mark A. Flynt
Senior Vice President–Portfolio Manager
Behringer Harvard Opportunity Advisors II, LLC

Jeffrey D. Burns
Vice President–Hotel Investments
Behringer Harvard Opportunity Advisors II, LLC

Anthony Strauser
Vice President
Behringer Harvard Opportunity Advisors II, LLC



Wimberly at Deerwood
in Jacksonville, Florida

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Safe Harbor

This report contains forward-looking statements. Please refer to the enclosed Annual Report on Form 10-K for additional information and qualifications regarding forward-looking statements.



15601 Dallas Parkway, Suite 600
Addison, TX 75001
866.655.3600
behringerharvard.com

Investor Information

For additional information about Behringer Harvard, please contact us at 866.655.3650

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2200 Ross Ave., Ste. 1600
Dallas, Texas 75201

Registrar & Transfer Agent

DST Systems, Inc.
333 W. 7th Street
Kansas City, Missouri 64105

Date Published 05/13 • IN

1709-1 OP2-2012AR